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03007991

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Österreichische Elektrizitätswirtschafts

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**FORMER NAME

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FILE NO. 82- 4381 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 4/14/03

82-4381

03 APR 14 AM 7:21

AR/S
12-31-02

Annual Report 2002

Österreichische
Elektrizitätswirtschafts

Verbund

Ratios

Sales revenue € million



1999 1,287.9
2000 1,299.6
2001 1,684.8
2002 2,072.2

Operating result € million



1999 332.9
2000 301.2
2001 316.7
2002 331.1

Earnings per share €



1999 2.66
2000 2.71
2001 3.74
2002 5.03

ROCE %



1999 8.3
2000 8.5
2001 9.6
2002 10.4

Net Gearing %



1999 374.0
2000 314.9
2001 257.2
2002 251.8

Hydro coefficient X



1999 1.06
2000 1.12
2001 1.07
2002 1.11

Six-Year Comparison

	Unit	2002[1]	2001[1]	2000[1]	1999	1998	1997
Sales revenue	€ million	2,072.2	1,684.8	1,299.6	1,287.9	1,494.4	1,489.1
Operating result (EBIT)	€ million	331.1	316.7	301.2	332.9	429.2[2]	323.1
Profit/loss before taxes	€ million	207.9	194.5	129.2	145.3	-749.9	111.7
Profit/loss after taxes	€ million	163.0	122.7	89.0	99.2	-485.6	54.3
Group result	€ million	154.9	115.3	83.5	82.1	-414.9	40.5
Balance sheet total	€ million	6,918.1	7,080.3	6,897.5	6,876.1	6,434.2	7,122.8
Shareholders' equity	€ million	1,122.4	1,010.0	947.7	870.1	788.4	1,203.3
Minority interests	€ million	140.6	127.8	124.2	156.7	143.6	214.3
Investment in property, plant and equipment	€ million	45.0	48.7	53.8	89.6	167.9	263.8
Operating cash flow	€ million	315.1	279.8	241.4	274.0	414.0	447.2
Free cash flow	€ million	295.7	353.1	249.1	-27.8	319.7	199.7
EBITDA margin	%	25.3	30.2	38.4	53.8	49.8[2]	38.8
EBIT margin	%	16.0	18.8	23.2	25.9	28.7[2]	21.7
Net operating margin	%	7.9	7.3	6.8	7.7	12.5[2]	3.6
ROCE[8]	%	10.4	9.6	8.5	8.3	9.2[2]	6.5
ROE[3][8]	%	14.5	11.9	9.2	9.9	12.2[2]	3.4
Captital-to-assets ratio[4]	%	19.7	17.8	16.9	14.8	12.8	17.6
Net Gearing[5]	%	251.8	257.2	314.9	374.0	493.6	330.5
Interest cover	X	3.1	2.7	2.4	2.3	3.1	2.2
Peak share price	€	97.08	134.00	139.50	150.00	161.33	97.38
Lowest share price	€	70.05	71.29	89.00	125.50	95.49	58.79
Closing price at year's end	€	81.14	84.00	108.00	139.50	130.23	97.38
Market capitalization (year-end)[6]	€ million	2,500.75	2,588.88	3,328.56	4,299.39	4,013.68	3,001.25
Earnings/loss per share	€	5.03	3.74	2.71	2.66	-13.46	1.31
Cash flow per share	€	10.24	9.08	7.83	8.89	13.43	14.51
Book value per share[9]	€	36.42	32.77	30.21	28.23	25.60	39.00
P/E	X	16.12	22.46	39.88	52.38	-	74.07
Price/cash flow	X	7.92	9.25	13.79	15.69	9.70	6.71
Price/book value[9]	X	2.23	2.56	3.75	4.94	5.10	2.50
Proposed dividend on bearer shares A	€	1.40	1.25	1.16	1.16	-	1.16
Proposed dividend on registered shares B	€	1.40	1.25	1.16	1.16	-	0.58
Dividend yield on bearer shares A (year-end)	%	1.73	1.49	1.07	0.83	-	1.19
Pay-out-ratio	%	27.81	33.42	42.83	43.61	-	65.73
EV/EBITDA	X	10.2	10.2	12.7	10.9	10.6	12.1
Number of employees (annual average)[7]		2,827	3,053	3,387	3,747	4,162	4,435
Thereof apprentices		92	122	178	194	194	182
Electricity sales (excl. transmission)	GWh	71,001	55,485	39,633	33,004	30,919	30,655
Hydro coefficient		1.11	1.07	1.12	1.06	0.98	0.94

1) Due to changes in companies consolidated, limited comparability
2) Excl. market deregulation effects and other measures
3) Related to group result
4) Calculated excl. increases in balance-sheet totals resulting from cross border leasing transactions and loans/Rep. of Austria
5) Based on interest-bearing net amount owed
6) Related to the entire nominal capital
7) Part-time workers have been considered on a pro-rated basis
8) Due to the first-time application of IAS 39 during the fiscal year 2001, the data of 2000, used in calculating the ratios, were adjusted.
9) Excl. minority interests

Austria's largest electricity utility with an European "flavor"

- With its 108 hydropower plants, Verbund produces about 90 % of its electricity from environmentally friendly, renewable hydropower. It is thus among the most environmentally conscious electricity producers in Europe and covers about 50 % of domestic demand.

- Verbund sells its "green" electricity to third-party suppliers and business customers in Austria and abroad. Based on Verbund's successful trade in electricity, more than 60 % of its sales are generated abroad.

- Verbund operates the Austrian high-voltage grid with lines running to neighboring markets. As an independent grid operator, Verbund makes its lines available to all market players on equal terms.

Structure

Holding
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)

Generation	Trading/Sales	Transmission	New Business/Interests
AHP VERBUND-Austrian Hydro Power AG	**APT** VERBUND-Austrian Power Trading AG	**APG** VERBUND-Austrian Power Grid AG	**VBG** VERBUND BeteiligungsgmbH
ATP VERBUND-Austrian Thermal Power Gmbh & Co KG	**APC** VERBUND-Austrian Power Vertriebs GmbH		

Services
VERBUND Management Service GmbH

Contents

WATER

Be as the water, it bestows
Tens of thousands of things in life,
And it does so effortlessly,
Close to the Tao.

It is the water's quality
To benefit all beings, without controversy.
Such quality emerges in thought
In the depth of thought.
Such quality emerges in speech
In the truth.
Such quality emerges in action
In the ability to do right.

Since water is free of want,
It merely keeps going,
And reaches its destination.
Water is harder than rock.
Hardness is vanquished by non-violence.

(Lao Tse)









Dr. Johann Sereinig Member of the Managing Board	**Dipl.-Ing. Hans Haider** Chairman of the Managing Board	**Dr. Michael Pistauer** Member of the Managing Board
Trading/Sales Marketing Human Resources Management	Generation New Business/Interests Communications	Transmission Controlling/Financial Management Investor Relations

Report of the Managing Board

Dear Shareholder,

in the first full year of deregulation, we managed to exceed the very positive results for 2001 - even though the economic conditions were anything but favorable. The economy and consumption stagnated, and there were numerous corporate scandals, especially in the US. The potential risk of a war in the Persian Gulf was also instrumental in triggering a tailspin on the most important stock markets.

The energy sector itself was beset with similar difficulties. Pressure continued on margins in the European electricity market in 2002 as well. The trend to market concentration has not abated. In addition, different levels of market liberalization in various countries continue to impede fair trade within the European Union.

The continued positive price levels on international futures markets, though, acted as support. But prices are substantially more moderate than in previous years. Growth rates have been cut in half, roughly, from the previous year. This trend is set to last over the short to medium term.

Verbund has stood its ground in this environment very well. Our strategy is based on three pillars: strengthening and expanding the core business, consistent continuation of restructuring and forming of strategic partnerships. They are all based on our commitment to sustainable corporate development.

This strategy has proved useful, against the background of difficult framework conditions, as our successful balance sheet for 2002 clearly shows.

In our core business, we were successful in reducing our electricity generating costs further, which were already very low compared to other European countries. Today, we are among the electricity utility companies with the lowest generation costs in Europe. Moreover, our initiatives for establishing environmentally friendly electricity produced from hydropower as a brand in Austria and Europe have begun to show initial success. Certified hydropower generates an added value on the European electricity market. Since the European Union and many global organizations are strengthening their activities to subsidize environmentally friendly energy, we are confident that we will profit from this trend even more so in the future.

In the electricity business, we experienced growth across all domestic and foreign customer segments. In Austria, we managed to raise the wholesale business to a high level. In total, we sold more electricity to domestic resellers than prior to deregulation. Apart from sales to provincial companies, we also continued our distribution offensive with special emphasis on business customers. With our distribution subsidiary, VERBUND-Austrian Power Vertriebs GmbH (APC), we now rank second after only two years, after Wienstrom, with respect to the business-customer segment, which comprises about 70 % of the total end consumption in Austria. A very positive note is the fact that we have achieved a high degree of customer satisfaction in that segment. More than 99 % of our existing customers decided to stay with APC again in 2002.

We have also been successful in terms of our sales and revenue in foreign markets. Our focus in this was on neighboring states. In Germany, we have established supply agreements with about 10 % of the 400 public utilities. We also expanded our sales significantly in the Slovenian and Italian markets at rising prices.

The trading activities of the group, which involve primarily the optimization of sales of own generation, opened up new sales and procurement opportunities on the European market.

The restructuring of the group was continued successfully. All the essential cost items were either reduced further or kept at an already very low level. It was only the damage caused by the "flood of the century" in August 2002 that necessitated additional one-off expenditure in the amount of € 14.0 million.

In the fiscal year that just ended, we actively sought out cooperative efforts and strategic partnerships. With the Styrian energy holding company ESTAG, we implemented, in operating terms, our cooperation across all value-chain segments. As part of this merger, the hydropower plants and thermal generation plants were transferred from the joint subsidiary STEG and the Styrian utility company STEWEAG to the Verbund subsidiaries VERBUND-Austrian Hydro Power AG (AHP) and VERBUND-Austrian Thermal Power GmbH & Co KG (ATP) against shares. In addition, the remaining distribution and selling activities in Styria were merged into the joint subsidiary STEWEAG-STEG GmbH.

As for end-customer distribution, we bundled our activities with Salzburg AG and entered into a long-term supply cooperation agreement.

As another step towards consolidation in the Austrian electricity market and towards improving our international competitiveness, we have created the Austrian electricity solution together with the partners of EnergieAllianz. The planned cooperation between Verbund and the partners of EnergieAllianz focuses on optimization of power-plant use, electricity trade and sales to large-scale customers. The synergies achieved give rise to substantial cost advantages. The Austrian electricity solution has been approved by the supervisory boards of the partner companies. At the beginning of December 2002, the project was submitted to the merger control authorities in Brussels. A decision is expected some time in the first half of 2003.

Let us now turn to the highlights of the fiscal year 2002. The figures clearly bear out the success of our strategy. Sales were up by 23.0 % to € 2,072.2 million. The operating result was increased by 4.5 % to EUR 33.1 million, despite the difficult overall economic framework and the flood damage. As in previous years, good water supply for hydraulic electricity generation provided good support. It was 11.0 % above the long-term average. The group result was also improved significantly, by 34.3 % to € 115.3 million. This translates to earnings per share of € 5.03, compared to € 3.74 in 2001.

The ratios ROCE and net gearing, crucial to the corporation's management, were also improved. Economic value added generated a value in the amount of € 15.9 million.

The shareholders of Verbundgesellschaft are to share in those positive results as well. We recommend therefore to the General Meeting that a dividend bonus of € 0.15/share be paid out, in addition to the basic dividend of € 1.25/share. In total, the dividend per share will thus rise by 12.0 %, from € 1.25/share to € 1.40/share. As a result, the dividend rate amounts to 27.9 %; the dividend yield is increased from 1.49 % to 1.73 %. That does not mean that the goal of further debt clearance of the group will be ignored.

The result allows us to further strengthen shareholders' equity. A contribution to profit reserves in the amount of € 116.5 million from retained earnings increases shareholders' equity by 11.1 % to € 122.4 million. Yet again, the capital structure is improved and the build-up of internal values is emphasized.

Dear Shareholder ! The results of the year that just ended clearly show that the group has made its way through turbulent times successfully. We owe this success to all our employees.

The UN has declared 2003 to be the "international year of water". Being one of the most environmentally friendly electricity utility companies in Europe, we decided to dedicate our annual report to the most environmental of all resources, which is also our asset in electricity production – water.



Dr. Johann Sereinig



Dipl.-Ing. Hans Haider



Dr. Michael Pistauer

Board Members

Supervisory Board

Komm.-Rat DDr. Erhard Schaschl
(Chairman)

Sektionsleiter Univ.-Doz. Dr. Heinz Handler
(First Deptuy Chairman)
Federal Ministry for Economy and Labor

Attorney at Law Dr. Maximilian Eiselsberg
(2nd Deputy Chairman)

Univ.-Prof. Dipl.-Ing. Dr. Günther Brauner
Technical University of Vienna

Vice-President Dr. Gilbert Frizberg
Hereschwerke Energiemanagement

President Dipl.-Betriebswirt Alfred H. Heinzel
ÖIAG

Director Dr. Burkhard Hofer
EVN AG

Deputy Director General (ret.)
Komm.-Rat Dipl.-Ing Helmut Kastl

Univ.-Prof. Mag. Dr. Dieter Mandl
University of Graz

Managing Director (ret.) Dr. Helmut Mayr

Director General Dkfm. Peter Püspök
Raiffeisenlandesbank Niederösterreich-Wien AG

Director General Ing. Siegfried Wolf
Magna Holding Europa AG

Representatives of staff

Chairman of Works Council
Herbert Bernold

Chairman of Central Works Council
Ing. Hannes Brandl

Chairman of Central Works Council
Gerhard Hofer

Chairman of Works Council
Ing. Johann Kratzer

Chairman of Central Works Council (until March 19, 2002)
Prof. Norbert Nischkauer

Chairman of Central Works Council
Harald Novak

Chairman of Central Works Council
Werner Marx

Managing Board

Dipl.-Ing. Hans Haider
(Chairman of the Managing Board)

Dr. Michael Pistauer
(Member of the Managing Board)

Dr. Johann Sereinig
(Member of the Managing Board)

Report of the Supervisory Board

In the year under review, the Supervisory Board performed its duties and exercised its powers under the law and the articles of incorporation in five meetings of the Supervisory Board and four meetings of the working committee.

The Supervisory Board has been informed regularly, in a timely fashion and comprehensively, both in writing and verbally, on relevant issues of business development, the state and strategy of the company, including risk conditions and risk management, and has, on the basis of such reports, examined the conduct of business of the Management Board. These examinations, conducted in an open debate of the topics and issues between the Management Board and the Supervisory Board, provided no cause for complaint. The accounts, annual financial statements and consolidated annual financial statements were audited by KPMG Alpen-Treuhand Gesellschaft mbH, certified public accountants and tax consultants, in Vienna, in accordance with internationally recognized auditing principles and standards. The auditor has prepared a written report on the results and found, in accordance with s. 274 (1) HGB (Commercial Code), that the Management Board has supplied all such information and documentary evidence as has been required; that the accounts, annual financial statements and consolidated annual financial statements comply with the statutory provisions; that such statements, in accordance with the principles of proper accounting, faithfully reflect the financial and income situation of the company and the group; and that the management report and the group management report are consistent with the annual financial statements and the consolidated annual financial statements. It has also been confirmed that the statutory requirements for an exemption from the obligation to prepare consolidated financial statements and a group management report have been met under Austrian commercial law.

The Supervisory Board has examined the annual financial statements and the consolidated annual financial statements, to which the auditor has affixed its unqualified audit certificate, as well as the management report and the group management report of the Management Board. The management report of the Management Board has been approved, and the consolidated annual financial statements have been acknowledged. The annual financial statements have been approved by the Supervisory Board and are therefore deemed adopted under s. 125 (2) Aktiengesetz ("Stock Corporation Law").

On behalf of the Supervisory Board
Komm.-Rat DDr. Erhard Schaschl

Vienna, February 2003

LUSTROUS SILVER

Plummeting down from the mountains,
Glacial streams,
Lustrous silver,
Splashing over thousands of rocks.
Flattening all
Rugged edges,
Fully rejoicing in their labor
Laughing and dancing,
Reverberating
From the hills.
Water spirits in untold number,
Cheering from within the pearl-like luster,
Taking to the shimmering air,
To descend again fully effervescent.
Ice-redeemed creatures,
Chosen by the light,
Splashing about blissfully.

Erika Beltle



Highlights

February 21, 2002
Verbund, as the first company in Austria, sells RECS certificates for renewable energy.

February 25, 2002
Verbund presents its best group results in the company's history.

February 25, 2002
APT commences trading on the French electricity exchange Powernext.

June 19, 2002
Award of the EMAS credential for the certification of the Freudenau power plant. With this first certification of a large power plant in an urban area, Verbund completed its planned "type scenario" according to EMAS.

June 21, 2002
Verbund wins second place in the "Knewledge Competition" for special achievements with respect to employee training and further training



August 23, 2002	September 10, 2002	October 29, 2002	November 22, 2002	December 22, 2002
The eco-electricity law is passed. APG, serving as the eco-balance group representative, is thus turned into the hub for promoting electricity production from renewable sources.	Supervisory Board approves the Austrian electricity solution	Verbund takes an interest in master-talk, which operates the "ADONIS" project for providing a digital trunked radio network across Austria for "blue-light organizations".	The electricity-distribution joint-venture between Verbund and CIR acquires the third Enel production company Interpower and, thus, strengthens its position on the Italian electricity market further.	Registration of the Austrian electricity solution with the antitrust authorities.



The Verbund share

International stock exchanges still doing a tailspin

The international stock exchanges have continued their tailspin, and the losses have become even more dramatic. In the third year of the bear market, it was not only technology and telecom shares that were affected, but also almost all industries were in the grips of a strong decline. There were many different reasons for that new downturn. Spectacular financial scandals and bankruptcies of large and reputable companies resulted in a serious loss of trust with investors. In addition, there was disappointment, because the economy had not sprung into gear again. Negative corporate news, following the ongoing bad state of the economy and, thus, decreasing profit expectations, were accompanied by an incipient fear of a potential war in the Persian Gulf. This, in particular, has given rise to substantial increases in the oil price, which aggravated the negative economic trends even further.

The Dow Jones Industrial Average (DJIA) Index lost 16.8 %; the more broad-based Standard & Poor's (S&P) 500 Index lost 23.4 %, and the Deutsche Aktienindex (DAX) dropped 43.9 %. The technology exchanges were also faced with considerable losses: NASDAQ weakened by 31.5 %, while the Neuer Markt lost as much as 63.0 %. The Austrian Traded Index (ATX), the index of the leading Austrian companies, however, managed to stem the international tide during the period under review and even grew by 0.9 %. The Dow Jones Stoxx 600 Utilities Index, the index of the most important European utility stocks and the benchmark applied by Verbund, however, lost 27.1 %.

The Verbund share remains stable

Share-price development. The Verbund share began 2002 with a price of € 84.00, after having reached its lowest level, € 71.29, in November 2001 due to the first conversion of the Morgan Stanley Capital Index (MSCI) Austria to freely-floated shares.

Throughout quarter 1/2002, the Verbund share showed very positive trends. Prior to the publication of the financial results for 2001, which had been anticipated by financial analyst with positive expectations, demand for Verbund share was up again in January. The excellent result for 2001 was presented on February 25, 2002.


Relative Share Price Development 2002
%
120
110
100
90
80
70
01.01.
01.04.
01.07.
01.10.
01.01.
Verbund
ATX
DJ Stoxx 600 Utilities

In quarter 2/2002, our share rose to its highest level for the year, € 97.08, following the announcement of the share-buyback program. But then the second and final stages in the conversion of the MSCI index to freely floated shares on May 31, 2002, resulted in a drop in share price, bringing it down to the level of the start of the year. New momentum was created with the publication of the positive results in the first quarter of 2002. At that time, the Verbund share escaped the mood of crisis prevalent at on international stock markets unscathed.

Quarter 3/2002 saw a worsening in the geopolitical situation. Together with the already weak global


Relative Share Price Development 1993 - 2002 %
600
500
400
300
200
100
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Verbund
ATX
DJ Stoxx 600 Utilities

economic situation and negative profit forecasts and corporate news, the leading stock indexes were sent into a tailspin. This sent share prices to new lows. Even the utilities sector, long considered a "safe haven", was especially hard hit by those price losses. Even the Verbund share was no longer able to weather those negative trends. It fell to € 70.05 at the end of August, the lowest for the year.

In Quarter 4/2002, the international stock markets recouped some of their losses, while the utilities sector was not that lucky. Towards the year's end, though, the Verbund share put in a strong showing and closed at € 81.14, almost its initial level at the start of the year. This is equivalent to a slightly negative performance of minus 3.4 %.

Even in turbulent times, with respect to the stock markets, the Verbund share, being a defensive stock, still allows for sustainable capital formation for medium to long-term investors. The performance of the Verbund share accounts for 187.8 % over a period of ten years, which translates to an average annual performance of 12.5 %.

Turnover. The Verbund share achieved a market capitalization in 2002 of € 616.5 million. Thus, the Verbund share was the sixth most traded share in the Prime Market, the new trading segment of the Vienna Stock Exchange (Wiener Börse AG). On average, 29,757 shares were traded every day.

Market capitalization. As of December 31, 2002, Verbund had the fourth highest valuation of companies listed on the Vienna stock exchange. The total value of the company derived from its market capitalization amounted to € 2,500.7 million; its weighting at the ATX was 5.7 %.

Share buyback program

At the 55th ordinary General Meeting of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft) on March 19, 2002, a decision was taken to authorize the managing board to acquire own shares up to no more than 10 % of Verbund's share capital for a duration of 18 months, taking into consideration existing own shares.

The managing board decided to exercise this right created under such authorization. The buyback program started on May 6, 2002, and will probably end on March 19, 2003. During such time, they will be able to buy back 616,400 own shares (2 % of the share capital) at a price ranging from € 50 to € 150. The authorization granted by the General Meeting also covers the reselling of shares. The buyback program is a defensive program and is to, first and foremost, stabilize the share price and shareholding structure.

In 2002, a total of 49,359 shares (0.160152 % of the share capital) were bought back. Together with the 32,780 shares (0.106360 % of the share capital) of the previous buyback program, own shares now account for 82,139 shares (0.266512 % of the share capital) as of December 31, 2002. The book value amounts to € 7.4 million as of December 31, 2002. Any transactions carried out under the buyback program will be published on the website of Verbund at http://www.verbund.at.

Investor Relations

Verbund pursues an active and open communication policy vis-à-vis the capital market. We provide all members of the financial community - regardless of whether they are analysts, institutional investors or small-scale investors – with all the information at the same time.

In addition to our regular road shows as part of the announcement of our annual and half-yearly results, we also had some special presentations on various topics for an interested public both at home and abroad. For example, we organized, at short notice, a road show dealing with the topic of the Austrian electricity solution, where we discussed, openly and frankly, the ongoing negotiations. Immediately upon reaching agreement among the cooperation partners, the planned effects of the electricity solution on the most important ratios of Verbund were published. In order to position ourselves as a sustainable company with exemplary efforts in the fields of the environment, social affairs and the economy, one road show was dedicated to the single topic of sustainability.

Further focal points included participation in a number of investor events in Europe and the United States as well as the organization of an investor event of our own at the power plant Freudenau. Providing analysts, institutional investors, small-scale investors and journalists with a constant stream of information on strategy and results rounded out our investor relations activities.

Share ratios

Ratio	Unit	2002	2001	2000	1999	1998	1997
Peak price	€	97.08	134.00	139.50	150.00	161.33	97.38
Lowest price	€	70.05	71.29	89.00	125.50	95.49	58.79
Closing price	€	81.14	84.00	108.00	139.50	130.23	97.38
Performance	%	-3.40	-22.22	-22.58	7.12	33.73	65.33
Market capitalization	€ million	2,500.73	2,588.88	3,328.56	4,299.39	4,013.69	3,001.25
Weighting ATX	%	5.73	7.00	7.70	9.50	9.60	7.10
Stock-exchange turnover	€ million	616.46	962.87	699.33	800.00	1,700.00	1,200.00
Stock-exchange turnover (in units)	Units	29,757	38,434	26,424	23,116	56,003	74,588
Earnings/share	€	5.03	3.74	2.71	2.66	-13.46	1.31
Cash flow/share	€	10.24	9.08	7.83	8.89	13.43	14.51
Book value/share	€	36.42	32.77	30.21	28.23	25.60	39.00
P/E	X	16.12	22.46	39.88	52.38	-	74.07
Price/cash flow	X	7.92	9.25	13.79	15.69	9.70	6.71
Price/book value	X	2.23	2.56	3.57	4.94	5.10	2.50
Dividends bearer share A	€	1.40	1.25	1.16	1.16	-	1.16
Dividends registered share B	€	1.40	1.25	1.16	1.16	-	0.58
Dividend yield bearer share A	%	1.73	1.49	1.07	0.83	-	1.19
Dividend rate	%	27.81	33.42	42.83	43.61	-	65.73
EV/EBITDA	X	10.20	10.20	12.70	10.90	10.60	12.10

Analysts

The following domestic and international investment banks publish regular corporate analyses on Verbund: BA/CA, Erste Bank, Raiffeisen Centrobank, Merrill Lynch, Morgan Stanley, UBS Warburg, CDC IXIS, Societé Générale and Schroder Salomon Smith Barney.

In addition, rating agencies - Moody's and Standard & Poor's - publish corporate analyses on our company.

Shareholding structure %


Freely-floated shares
Republic of Austria
EnBW
TIWAG
WIENSTROM
EVN
15,7
6,3
7,0
10,0
10,0
51,0

Basic information	
Share capital (€)	223.978.000
Shares (Units)	30.820.000
Stock-market listings	
Vienna	74640
Frankfurt	877738
Berlin	877738
Stuttgart	877738
Hamburg	877738
London	4661607
American Depositary Receipt	OEZVY
Information systems (stock market Vienna)	
Bloomberg	OEEW AV
Datastream	O:VERB
Reuters	VERB.VI
ISIN	AT0000746409
Rating agencies	
Standard & Poor's	A
Moody's	A1

Preliminary capital-market calendar

Event	Location	Date
Participation in investors' conference (BA/CA)	Kitzbühel	22. - 24.01.2003
Annual results 2002	-	26.02.2003
Press conference (balance sheet)	Vienna	26.02.2003
Meetings with analysts and investors	Vienna	26.02.2003
Meetings with analysts and investors	London	26. - 27.02.2003
Meetings with analysts and investors	Paris	28.02.2003
Annual General Meeting	Vienna	01.04.2003
Dividend Ex-Day	-	08.04.2003
Dividend Payout Day	-	17.04.2003
Interim report quarter I/2003	-	29.04.2003
Interim report quarter I-II/2003	-	22.07.2003
Press conference (balance sheet)	Vienna	22.07.2003
Meetings with analysts and investors	Vienna	22.07.2003
Meetings with analysts and investors	London	23. - 24.07.2003
Meetings with analysts and investors	Paris	25.07.2003
Participation in investors' conference (Erste Bank)	tba	xx.10.2003
Participation in investors' conference (Edison Electric Institute)	Orlando	27. - 29.10.2003
Interim report quarter I-III/2003	-	04.11.2003
Meetings with analysts and investors	Switzerland	xx.12.2003

Management report

Economic factors

Industry environment - Europe

Market becoming more concentrated. Electricity companies are trying to stem the continued competitive pressure and deterioration of margins by increasing market share.

A number of mergers and strategic alliances have been formed since the start of deregulation. The four main players of the European electricity sector, EdF, RWE, E.ON and Enel, have already reached a market share of 50 % as a result. Oligopolistic structures are beginning to take form in parts of Europe. Smaller and medium-sized utilities are therefore coming under more and more pressure.

Beyond the strong market position of the four dominant forces, the European electricity market, however, is still heavily fragmented, which gives rise to a continuation of the trend toward more market concentration.

Concentration processes are to help strengthen market position, utilize economies of scale and synergies. Cost-savings potentials, though, from vertical and horizontal mergers, which are expected to be applied rapidly, are realized less often. For one thing, this is so because companies are still tackling the global recession, and for another, because exaggerated acquisition prices were paid in many cases.

Upswing in prices is flattening out. International futures markets saw a positive development in 2002 too. But the increase was considerably more moderate than in previous years. Between 2001 and 2002, prices for base-load supplies rose by only 5.0 %; supplies of peak energy by 10.0 %. Since 1999, growth rates have thus been halved year to year.

This trend is expected to continue over the next few years. Primarily, analysts expect lateral movements in price - at best, a slight increase.

The international spot market was also seen to be extremely volatile, which had been caused, as well, by the retreat of many American traders (due to bankruptcies). The average price for base-load electricity at the European Energy Exchange (EEX) in Leipzig was € 22.6/MWh in 2002; the price for peak-load electricity was € 32.4/MWh.



Price development
€/MWh
40
35
30
25
20
15
1999
2000
2001
2002
2003
Platt's Front Year Peak
Platt's Front Year Base

Different degrees of market liberalization. The electricity markets within the European Union have different conditions for market access, and their markets are opening up to varying degrees. This difference in market liberalization resulted in substantial trade distortions in the year under review. Electricity-utility companies in markets still largely protected had a clear competitive edge over companies that were already part of deregulated or fully liberalized markets. The EU commissioner responsible for energy and transport, focused her criticism on "non-acceptable" conditions for grid access and fees in Germany as well as on unbundling in that sector, which had still been insufficient. Further action was announced against France, Greece, Italy and Luxembourg, which had still failed to open up their markets in accordance with EU law.

Degree of market liberalization %


SE 100
GB 100
FI 100
DE 100
AT 100
NL 66
ES 54
BE 52
IT 40
IE 40
GR 34
PT 33
FR 30
DK 30

Industry environment - Austria

Year One of full liberalization. In the "second benchmarking report on the completion of a single market for electricity and natural gas" by the EU Commission, which was published in October 2002, Austria is named as a pioneer of liberalization in almost all areas.

The domestic electricity market has been 100 % liberalized since October 1, 2001. An independent electricity regulator was set up to guarantee a functioning electricity market. The domestic electricity market in the center of Europe is easily accessible for foreign suppliers due to its powerful transmission lines to neighboring markets and due to its simple conditions for market access. According to a recent study by WIFO, an economic research institute, the industrial electricity price in Austria is 35 % below the level where it would be, were it not for liberalization.

The only shortcoming in the implementation of the deregulation of the domestic electricity market is found in the incomplete unbundling of the various segments in the value chain, which is to help avoid cross-subsidization. Verbund is the first Austrian utility to have separated all the supply-chain segments consistently from the point of view of corporate law.

Consolidation trends. The Austrian electricity market is still quite fragmented and heterogeneous within Europe. In order to remain competitive in Europe over the medium to long term, the domestic market will have to be consolidated, which other European countries have already achieved, at least partially. Following several attempts at consolidation on the Austrian electricity market, which were all based on initiatives of Verbund, two important cooperative efforts have come about.

In the fiscal year 2002, Verbund entered into a partnership with the Styrian energy holding company ESTAG across all value-chain segments.

Apart from this, the partner companies of EnergieAllianz - EVN, Wienstrom, Energie AG, BEWAG and Linz AG - have implemented a cooperative partnership without any integration under corporate law.

The remaining Austrian provincial companies have so far opted for a stand-alone solution, in part with international partners as minority shareholders.

The Austrian electricity solution, negotiated between Verbund and the partner companies of EnergieAllianz in the fiscal year 2002, would be a substantial contribution to the consolidation of the Austrian electricity market. This solution provides for a merger of the value-chain segments "electricity trade" and "sales to large-scale customers", together with a cooperation in electricity generation. The Austrian electricity solution is currently awaiting its antitrust approval from Brussels. A decision is expected some time in the first half of 2003.

Earnings

Consolidated income statement (short version)					€ million
	1999	2000	2001	2002	Change
Operating result	332.9	301.2	316.7	331.1	4.5 %
Profit before tax	145.3	129.2	194.5	207.9	6.9 %
Profit after tax	99.2	89.0	122.7	163.0	32.9 %
Group result	82.1	83.5	115.3	154.9	34.3 %

Ongoing positive performance. The operating result, despite overall difficult economic conditions, weak capital markets and additional expenses for flood damage, was increased by 4.5 % to € 333.1 million. This also reflects the recovery in contract prices, the consistent expansion of domestic and foreign distribution channels, together with a positive growth in electricity trading and good water supply. This positive operating performance is also supported by a rigorous cost-management program, which has already pushed cost to a low level.

Profit before tax was up significantly by 6.9 % to € 207.9 million. This also shows the positive effects on the consistent debt-clearing policy of the group. Despite the assumption of debt in connection with the Verbund/ESTAG partnership, it was possible to improve the capital structure of the group further. Profit after tax was improved by 32.9 % to € 163.0 million. Performance-related corporate taxes in the amount of € 44.9 million include a positive one-off tax effect in connection with the adjustment of the severance-pay system to comply with the provisions of the new law on employee severance pay. The effective tax rate came to 21.6 %.

The minority interests have also been influenced positively due to the minority shareholders' loss participation with respect to the current result of the fully consolidated subsidiary VERBUND-Austrian Thermal Power GmbH & Co KG (ATP). The net group result thus rose by 34.3 % to € 154.9 million. Earnings per share were also up, to the benefit of shareholders, from € 3.74 in 2001 to € 5.03 in 2002.

Strong increase in sales revenue. Sales revenue increased by 23.0 % to € 2,072.2 million.

Electricity sales were up by 34.2 % to € 1,768.1 million. The good news is that those increases were generated on the domestic and international electricity markets. The contribution margin from the electricity business was improved by 17.5 % to € 675.9 million.

The domestic business with resellers was expanded by 29.8 % to € 541.6 million. The sales generated with the Styrian cooperation partner STEWEAG-STEG GmbH showed an especially positive development. Overall, we saw a trend toward reducing distribution volumes, while increasing trading volumes in this segment. Wholesale prices have dropped on a year-to-year basis due to the elimination of the long-term supply contracts with the provincial companies (coordination agreements).

Another positive development was the business with domestic end customers. The distribution subsidiary, VERBUND-Austrian Power Vertriebs GmbH (APC), which serves business customers with a consumption of more than 0.1 GWh/year for Verbundgesellschaft, increased its sales revenue by 160.0 % to € 112.7 million. In this, we saw a healthy expansion in volumes but also a price recovery. Compared to the sales from business customers, APC, after only two years of market management, is now in the second strongest market position in Austria.

With respect to business abroad, total sales revenue also recovered significantly. It climbed by 41.3 % to € 1,090.9 million. The international electricity tra-

Sales revenue			€ million
1999	945.8	297.2	1,287.9
2000	943.8	298.1	1,299.6
2001	1,318.0	309.3	1,684.8
2002	1,768.1	259.6	2,072.2

Electricity sales ☐ Grid sales Other revenues

ding business was the most crucial sector in this improvement, which Verbund operates to optimize the sales of its own generation. Sales were up by 50.8 % to € 858.8 million. In the foreign distribution market, revenue was up by 14.6 % to € 232.1 million, despite overall difficult conditions. In this segment, the expansion in sales, especially on the German electricity market and also on the Slovenian market, became clearly noticeable. Overall, the average contract prices showed a growing trend in all foreign market segments.

Grid sales dropped by 16.1 % to € 259.6 million. This decline was due to the deconsolidation of the grid area of the former subsidiary Steiermärkische Elektrizitäts-Aktiengesellschaft (STEG), which was merged with STEWEAG in Styria in 2002. Verbund now holds a 34.57 % share in the new STEWEAG-STEG GmbH, which is consolidated at equity as of 2002. The grid sales of the transmission subsidiary VERBUND-Austrian Power Grid AG, however, were up by 6.5 %. This was due to the deregulation of the European electricity market and the rise in electricity transits as a result, as well as the increase in cross-border energy supplies.

Increase in electricity-purchasing and fuel expenses. Expenses for electricity purchases were up by 41.3 % to € 1,088.1 million. This was mainly due to additional quantities that needed to be procured to expand distribution and trading activities.

Fuel expenses for primary energy sources used to power the thermal generation plants rose by 21.5 % to € 99.6 million. The increase in expenses resulted from the integration of the thermal power plants of STEWEAG.

Payroll expenses still declining. Payroll expenses within Verbund were lowered by 10.2 % to € 267.5 million. This, too, reflects the positive effects of the restructuring measures, as in previous years.

Payroll expenses for active staff were lowered by 5.3 % to € 211.9 million, despite the take-over of employees in the course of the Verbund/ESTAG cooperation. The reason for declining expenses can be found in the ongoing socially compatible reduction in staff. The number of employees was reduced by 7.4 % to 2,827 employees (annual average).

Personnel expenses			€ million
1999	253.6		253.6
2000	227.3	51.7	278.9
2001	223.7	74.4	298.1
2002	211.9	55.6	267.5

Active ☐ Retirees

Expenses for severance pay and pensions were decreased by 25.2 % to € 55.6 million. Apart from the positive effects from staff reductions, personnel expenses in 2001 were burdened with a one-off effect that increased expenses - the creation of a provision for early retirement. The poor performance of the international capital markets had a negative effect on that expense item. It resulted in a depreciation of the pension-fund assets, increasing expenses, in the amount of € 11.1 million.

Other operating expenses up. Operating expenses, which had been brought down to a low level through restructuring measures over the previous years, increased by 26.5 % to € 165.4 million. This was mainly due to the additional expenses of € 14.0 million for repairing flood damage.

Financial result stabilized. The financial result was stabilized at € 123.3 million, almost its previous-year level, and dropped by only 0.8 %.

We managed, however, to push the financing result to € 124.2 million (5.4 %). The financing result, adjusted for the valuation-based, non-realized exchange effects in the amount of € 9.1 million, amounts to € 115.1 million, thus in line with previous year's result. The ongoing debt-clearing of the group from a strong cash flow had positive effects; the debt assumption in connection with the Verbund/ESTAG partnership, however, had negative effects (in addition to power plants, liabilities, too, were taken over).

The result from participating interests dropped by 39.0 % to € 5.7 million, which includes a provision for the restructuring of investment activities in the amount of € 4.2 million.

The write-down of securities needed as cover for severance-pay and pension obligations, caused by negative stock-market trends, pushed the remaining result from long-term investment down to € 4.7 million.

Financing result	Adjusted finace result	Non-realized exchange effects	€ million
1999	161.3	34.5	195.8
2000	143.6	42.0	185.6
2001	124.1	7.1	131.2
2002	115.1	9.1	124.2

Net worth

The balance sheet, when compared to December 31, 2001, was changed drastically as a result of the strategic partnership Verbund/ESTAG. In the course of implementation, assets were transferred and changes were made to the number of companies consolidated. For the most part, the hydropower plants and thermal generation plants of the Styrian provincial utility STEWEAG and the former, fully consolidated, Verbund subsidiary STEG were integrated, against shares to ESTAG, with VERBUND-Austrian Hydro Power AG (AHP) and/or, against shares for STEWEAG-STEG GmbH, with VERBUND-Austrian Thermal Power GmbH & Co KG (ATP). The remaining distribution and selling activities of STEWEAG and STEG in Styria were merged into the subsidiary STEWEAG-STEG GmbH, in which Verbund now holds a share of 34.57 %.

Consolidated balance sheet (short version)				€ million
	2001	Share %	2002	Share %
Assets	7,080.3	100 %	6,918.1	100 %
Non-current assets	6,491.0	92 %	6,554.8	95 %
Current assets	589.3	8 %	363.3	5 %
Liabilities	7,080.3	100 %	6,918.1	100 %
Shareholders' equity	1,010.0	14 %	1,122.4	16 %
Minority interests	127.8	2 %	140.6	2 %
Long-term liabilities	5,113.4	72 %	4,524.[illegible]	65 %
Short-term liabilities	829.1	12 %	1,130.9	16 %

Non-current assets. Long-term assets rose by € 63.9 million to € 6,554.8 million.
Plant, property and equipment increased by € 133.1 million to € 4,333.4 million, compared to December 31, 2001. The increase was due to the Verbund/ESTAG partnership.

Plant, property and equipment was reduced by a still strong decline in investment activity, resulting in depreciation and amortization exceeding additions.

Long-term investments in the year just ended saw an increase of € 68.9 million to € 2,209.0 million. This was due to the cash acquisition of shares in STEWEAG-STEG GmbH by Verbundgesellschaft and due to the assumption of securities for staff taken over as part of the Verbund/ESTAG partnership. In addition, interest accrued for long-term investments for cross-border leasing transactions entered into brought about a further increase.

Current assets. Current assets were reduced by € 226.1 million to € 363.3 million in the year under review.

Within this item, cash items, in particular, were slashed heavily by € 159.0 million. That decrease is linked to a decline in short-term liabilities. The items were set up as part of the Verbund/ESTAG cooperation at short notice.

Shareholders' equity. Shareholders' equity was increased as a result of contributing the profit for the year to profit reserves in the amount of € 116.5 million. After deducting own shares of € 7.4 million, the shareholders' equity was increased by 11.1 % to € 1,122.4 million.

Long-term liabilities. As for long-term liabilities, we saw an increase of € 589.2 million to € 4,524.1 million.

Despite the assumption of debt in connection with the Verbund/ESTAG partnership in the amount of € 157.6 million, financial obligations were reduced to € 3,073.9 million. Through the ongoing debt-clearing program, financial obligations were reduced, excluding cross-border leasing, by € 417.4 million.
Provisions were increased by € 97.7 million to € 609.5 million, because of the assumption of social capital for STEWEAG employees taken over together with the power plant.

Short-term liabilities. Short-term liabilities rose by € 301.8 million to € 1,130.9 million. This was mainly due to the increase in trade payables in the course of the Verbund/ESTAG partnership and higher provisions for contingent losses related to thermal power plants.

In total, the capital structure was improved yet again, despite the assumption of debt in connection with the newly formed partnership. Net gearing decreased from 257.2 % to 252.8 % and is now steadily approaching the average of European utility companies.

Financial situation

Consolidated cash flow statement (short version)		€ million
	2001	2002
Operating cash flow	279.8	315.1
Cash flow from investment activities	73.5	-19.4
Cash flow from financing activities	-216.9	-308.2
Change in cash and cash equivalents	136.5	-12.5
Cash and cash equivalents as of 31.12.	226.5	67.5

Operating cash flow. The performance of the operating cash flow follows the positive trend found in the group results. Overall, the year-to-year cash flow rose by 12.6 % to € 315.1 million. This was due, in part, to the positive business development in operating activities and the increase in dividends received from associated companies, in particular the dividends paid out by the former fully consolidated subsidiary STEG.

Investment cash flow. The decline in cash flow from investment activity is due to the interests acquired in the fiscal year 2002 in connection with the Verbund/ESTAG partnership. In the course of the transaction, Verbund carried out a cash acquisition of shares in STEWEAG-STEG GmbH. This outflow was set off, in large part, by the sale of securities in connection with the sale of the pension fund.

Cash flow from financing activity. The negative cash flow from financing activity was the result of a further reduction in financial obligations and financing effects from the conversion resulting from the Verbund/ESTAG partnership. As a result of capital contributions by third parties in the course of a capital increase of VERBUND-Austrian Hydro Power AG (AHP), an opposite effect was achieved, which was used to finance the investment, in addition to the operating cash flow.

Free cash flow. The high free cash flow in the amount of € 295.7 million was used for financing the conversion, for paying out dividends and to further reduce financial obligations.

Investments. The group's investment activity has been limited substantially since the beginning of the deregulation of the electricity market.


Investment in plant, property and equipment € million
1999
89.6
2000
53.8
2001
48.7
2002
45.0

Investment in the construction of power plants is not seen as profitable due to low market prices and excess capacities in the European electricity market. Wholesale prices are currently below the full cost of the cheapest thermal generation plants. Investments in the expansion of the high-voltage grid are urgently needed, but they were not carried out in 2002 either, due to the difficult and expensive approval procedure.

For this reason, investment activity in the fiscal year just ended was limited to streamlining and supplemental investments. Investment in plant, property and equipment was reduced from € 48.7 million to € 45.0 million, despite a level that was already very low.

Investments	€ million
Power descent Kaprun	8.30
Energy control center Carinthia	4.70
Remote control/substations	2.40
110 kV line-Arthurwerk-Timelkam	2.40
Power plant Freudenau	1.70
Others	25.50
Investments	45.00

Development of ratios

The development of the ratios that are essential to the group in terms of control was also positive. In computing ratios, which also includes balance-sheet items, Verbund eliminates, in agreement with the auditors, the effects from cross-border leasing transactions, since this involves closed items on the asset and liabilities side of the balance sheet.

Return on capital employed (ROCE), the return on interest-bearing capital, was increased from 9.6 % to 10.4 %. This was due to the reduction of the average capital employed by € 100.5 million and the improvement of the group result by € 39.6 million.

Net gearing was lowered due to the increase in shareholders' equity from retained earnings from 257.2 % to 251.8 %.

The EBIT margin, however, decreased as a result of expanding low-margin trading activities from 18.8 % to 16.0 %, but it is still above the average of European utility companies.

Another factor that bears mentioning is the economic value added (EVA), which is an indicator of assets added or lost. In the fiscal year that just ended, Verbund achieved an added value in the amount of € 15.9 million.


ROCE
%
1999
8.3
2000
8.5
2001
9.6
2002
10.4


Net Gearing
%
1999
374.0
2000
314.9
2001
257.2
2002
251.8

Research

About 70 experts have been involved in 34 research projects, five of which were completed during the period under review. Given the immense cost pressure, projects are awarded on the basis of economic utility. But through improved cooperation with project partners - especially as part of projects subsidized by the European Commission - it is possible to capitalize considerably on each overall project, despite substantially reduced own resources. By selecting project partners carefully, Verbund was quite successful in its EU project submissions. Verbund's project volume amounts to € 59.0 million, with own funds of Verbund accounting for € 6.8 million. Our total research expenditure came to € 2.2 million in 2002. Details on the essential research projects can be found on p. 61.

Strategy and outlook

The forecasts for the overall economic development in 2003 still paint an uncertain picture. The hoped-for upswing in the global economy is progressing more slowly than originally forecast and is not expected to occur until the second half of the year. An upswing, though, depends essentially on geopolitical events, in particular the outcome of the Iraq conflict. The forecasts for Europe indicate that the economic development of Germany - the growth engine of the European economy - will also remain weak. In addition, the German economy is also grappling with substantial structural problems.

We expect that the concentration efforts in the European energy sector will continue. The picture we are presented with is quite ambivalent: Apart from regions with an already high degree of consolidation with oligopolistic structures, there are still market segments that are heavily fragmented. While companies that are not considered major players can profit from this trend and expand their market position across Europe, smaller and medium-sized companies are coming under more and more pressure.

As for the price development over the next few years, we can conclude, based on forward prices, that there will be a lateral movement (at best, a slight price increase), while the price for peak loads will rise more significantly than the price for base loads.

The result of this past fiscal year shows, quite impressively, that Verbund has a successful strategy with respect to the opportunities and risks of a deregulated European electricity market. The positive earnings trend was confirmed again, following the "liberalization low" in 2000, and gives us reason to be optimistic about dealing with the difficult overall economic environment in the future. Building upon the very successful strategy employed in the deregulated electricity market, we will pursue it consistently in 2003 and expand on it, as well as avail ourselves of new opportunities.

Generation. Based on our inexpensive generation from hydropower, we will firm up our cost leadership in a sustainable manner and, thus, profit from the growing difference between declining generating costs and rising wholesale prices.

In addition, the global trend to subsidization of electricity generation from renewable energy sources will benefit us too. We are in an excellent position, thanks to our environmentally friendly power-plant park, which is unique in Europe.

Electricity trade/distribution. In Austria, we will strengthen and further improve our leading market position in the wholesale sector. In foreign markets, we intend to gain new customers in markets we have already worked on and develop new markets, especially in Eastern Europe, depending on the respective conditions for market access.

We believe that quality growth in electricity trade is feasible, especially if we continue to develop, as planned, methods of optimizing sales of own generation and of marketing excess energy consistently.

Transmission of electricity. With respect to the extra-high voltage grid, we will position ourselves as an independent grid operator and, by selectively expanding our line grid, as the electricity hub in the heart of Europe. In this respect, we will connect the developed markets in Western Europe with the emerging markets in Eastern Europe as well as the markets in Northern Europe with those of Southern Europe.

As the eco-balance group representative, we will push ahead with putting in place the legal regulations for subsidizing electricity generation from renewable energy sources and, thus, make our contribution to the sustainable expansion of this type of energy production.

Restructuring. As for restructuring, we will maintain the low level of cost already achieved for the group. In particular, we plan to implement further cost savings in the sector of thermal power plants. Apart from the planned mothballing of the St. Andrä power plant, we also intend to ensure, in a sustainable manner, the profitable use of thermal power plants through cost-savings measures.

We will keep investments to a low level. Investments in plant, property and equipment will not exceed € 60.0 million. At this time, we have no plans for investments in expansion projects. Essentially, our investments will be limited to replacements, streamlining projects or necessary repairs. As in previous years, we will continue the debt-clearance program of the group.

Strategic partnerships. Our strategic focus, subject to antitrust approval, will be on the further consolidation of the fragmented domestic electricity market. Provided that we obtain a positive antitrust decision from the European competition authorities, we will implement quickly the Austrian electricity solution - the strategic partnership between Verbund and the partner companies of EnergieAllianz. This partnership, following the international trend toward horizontal and vertical integration of the value-chain segments, would entail a merger in the value-chain segments "electricity trade" and "sales to large-scale customers". In addition, joint power-plant control would ensure that the use of power plants is optimized. The business model based on international market prices would lead to considerable synergies for Verbund and help establish the group, even more so, as a sustainable competitive supplier of electricity in Europe.

Outlook. We expect, for the fiscal year 2003, a further improvement in financial ratios. The group result of Verbund depends, to a large extent, on the water supply during the fiscal year, due to its high percentage of hydropower generation. As a result, our planning is based on a long-term average water supply. The positive effects of the planned Austrian electricity solution have not been considered yet.

Sales revenue in 2003 is expected to rise to € 2,200.0 million. The increase is to be achieved through an expansion of sales in Austria and abroad in connection with an increase in grid sales from the implementation of the new eco-electricity regulation. The operating result for 2003 is expected to amount to € 300.0 million, on the basis of a hydro coefficient of 1.00 and based on the current planning premises. In the fiscal year that just ended, the hydro coefficient was 1.11, which is exactly 11.0 % above the long-term average, thus adding about € 40.0 million to the operating result. By eliminating this positive effect as a result of the above-average water supply in 2002, we expect to increase the operating result by 2.7 %.

On the basis of such increase in the operating result and an improved financial result, excluding foreign-currency effects, earnings per share are expected to reach € 5.0 per share.

We will also continue the debt-clearance program of the group. Through massive repayments, net gearing (the ratio of interest-bearing borrowings to shareholders' equity) is to be improved to 180.0 %. These positive effects are to enable us to achieve a net gearing of 140.0 % by 2005.

By improving our result and clearing our debt, we also expect to increase the return on capital employed (ROCE), the return on interest-bearing capital, to 11.0 % and to 13.0 % by 2005.

Investments in plant, property and equipment are to be kept at a low level in 2003 (€ 60.0 million). We plan to keep this level until 2005, unless we decide to construct new high-voltage transmission lines.

Objectives

	Unit	Objective 2003	Objective 2005
Sales revenue	€ million	2,200.0	n.a.
Operating result	€ million	300.0	n.a.
Earing per share	€	5.0	n.a.
ROCE	%	11.0	13.0
Net Gearing	%	180.0	140.0
Investment in plant, property and equipment	€ million	60.0	60.0

THE SONG OF LIVELY WATERS

A merry gift from the cold
Mountains
Attempting to pass over into June;
Glittering in the river and receptacles
Teeming with a sense of innovation.
Everywhere under dusty
Bushes
The song of lively waters;
And as they claim blissfully,
Motion is song.

Rainer Maria Rilke



Generation

VERBUND-Austrian Hydro Power AG (AHP)

Presentation of the company

AHP is, by far, the largest hydropower producer in Austria and the fourth largest in the European Union. Overall, AHP has 89 hydropower plants (regarding 19 hydropower plants, Verbundgesellschaft has relevant electricity-purchasing rights) with different generation qualities. The 67 run-of-river and run-of-river/threshold plants, which use the energy potential of the big rivers Danube, Drau, Mur, Enns, Salzach and Inn, generate 18,000 GWh of constant base-load electricity in an average water year. The 22 storage power plants in the Alps produce an average of 4,600 GWh peak electricity, which can be sold at markedly higher prices due to the flexibility of its production in the deregulated European electricity market. In addition, on the basis of pump-storage operation plus excess energy, water is pumped up into the reservoirs where it can be retrieved at a later time to produce electricity if demand warrants it.

As of December 31, 2002, Verbund holds 80.3 % of the shares of AHP; 10.0 % of the shares are held by KELAG-Kärntner Elektrizitäts-Aktiengesellschaft and 5.3 % by ESTAG. The remainder is held by Wienstrom, EVN and the provinces of Tyrol and Burgenland.

In 2002, AHP employed an average of 1,527 people, with 173 being taken on in the process of integrating the hydropower plants of STEWEAG. Without the staff taken over, the number of employees would have been reduced again according to medium-term planning.

Ownership structure as of 31.12.2002

Owners	Percentage
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft	80.33 %
KELAG – Kärntner-Elektrizitäts-AG	10.02 %
Energie Steiermark Holding AG	5.31 %
WIENSTROM GmbH	2.94 %
EVN AG	0.73 %
Energie AG Oberösterreich	0.44 %
Province of Tyrol	0.12 %
Province of Burgenland	0.10 %
Total	100.00 %

AHP power plants as of 31.12.2002

		Number	Bottleneck capacity (MW)	Standard capacity (GWh gross)	Standard capacity Verbund-share (GWh gross)
AHP-operated	Run-of-river plants	61	3,036	16,869	13,523
	Storage power plants	22	2,738	4,619	4,391
	Total	83	5,774	21,488	17,914
Operated externally	Run-of-river plants	6	220	1,220	610
	Total	89	5,994	22,708	18,524

Employees

	1999	2000	2001	2002	Change
Average number of employees	1,423	1,303	1,507	1,527	1.3 %

AHP's hydropower plants (> 5 MW)



Run-of-river plants
Storage power plants
Joint-venture power plants
Danube
Inn
Lech
Rhine
Salzach
Enns
Kamp
Mur
Drau
Egglfing-Obernberg
Ering-Frauenstein
Aschach
Ottensheim-Wilhering
Abwinden-Asten
Wallsee-Mitterkirchen
Melk
Ybbs-Persenbeug
Altenwörth
Greifenstein
Freudenau
Altenmarkt
Krippau
Landl
Hieflau
Salza
Kreuzbergmaut
Bischofshofen
Urreiting
St. Veit
Wallnerau
Sölk
Triebenbach
Mandling
St. Johann
Schwarzach
Funsingau
Gerlos
Kaprun-Hauptstufe
Kaprun-Oberstufe
Bösdornau
Roßhag
Häusling
Mayrhofen
Malta-Oberstufe
Malta-Hauptstufe
Malta-Unterstufe
Reisseck/Kreuzeck
Paternion
Villach
Kellerberg
Rosegg-St. Jakob
Feistritz-Ludmannsdorf
Ferlach-Maria Rain
Annabrücke
Edling
Schwabeck
Lavamünd
Bodendorf/Paal
Bodendorf/Mur
St. Georgen
Fisching
Friesach
St. Martin
Arnstein
Dionysen
Pernegg
Laufnitzdorf
Rabenstein
Peggau
Weinzödl
Mellach
Lebring
Gralla
Gabersdorf
Obervogau
Spielfeld

The business year in figures

The generation of electrical energy across the 89 power stations of AHP amounted to 25,336.9 GWh (gross output) in 2002. Storage power stations, including pump storage, accounted for 5,257.8 GWh. Run-of-river plants supplied 20,079.1 GWh, which corresponds to a surplus, compared to the normal year, of 1,989.7.

The increase in generation is due, overall, to a very good supply of water. The investment budget was not fully exhausted due to cost-saving measures. Still, investments in plant, property and equipment significantly exceeded previous year's levels.

Generation					GWh
	1999	**2000**	**2001**	**2002**	**Change**
AHP hydropower plants (number)	27	46	46	89	93.5 %
Standard capacity (gross)	15,365	19,216	19,216	22,708	18.2 %
Run-of-river plants	13,989.6	17,606.9	16,851.9	20,079.1	14.5 %
Storage power plants	3,347.7	4,551.9	4,593.1	5,257.8	19.2 %
Gross output	**17,337.3**	**22,158.7**	**21,445.0**	25,336.9	**18.1 %**
-Own generation	256.0	306.8	311.1	354.3	13.9 %
= Net output	**17.081.3**	**21,851.9**	**21,133.6**	24,982.5	**18.2 %**
- Third-party electricity purchasing rights	4,869.0	4,904.1	4,733.6	5,189.9	9.6 %
= Marketable generation hydropower AHP	**12,212.3**	**16,947.8**	**16,400.0**	19,792.6	**15.9 %**

Half of the investment sum, used in 2002 for investment projects started in previous years, was allocated to the renovation of the power descent Kaprun and automation of the power stations in Carinthia.

The biggest project, with a total investment amount of approx. € 7.0 million (€ 1.0 million of which in 2002), involves the automation of the newly added power-plant group of Styria, which is scheduled to be completed in 2005.

On the basis of the current debt-clearing program, the consistent staff reductions and a very restrictive maintenance policy, it was possible to reduce the specific generation costs over the period under review 1999 - 2002. Extraordinary events in 2002 (flood damage, negative development of financial markets and an obligation to make additional contributions to the pension-fund assets), however, resulted in an increase in 2002, compared to the previous year.

Investment in plant, property and equipment € million



1999
19.1
2000
3.6
2001
15.9
2002
26.1

Important events

Floods in 2002. The river systems used by AHP for the production of energy, and their catchment areas, were affected by four flood events, to varying degrees.

The worst effects stemmed from the double flooding in August. Exceptionally heavy rainfall resulted in an above-average water supply, so power stations had to be switched off at times.

Thanks to Verbund's forecast system, it was possible to predict the flood in each case, thus allowing for appropriate measures to be taken.

The flood damage is currently being assessed. This also includes financial losses as a result of reduced electricity generation. For example, the capacity along the Danube dropped, on a single day, to its lowest level since it was first used for the purposes of power generation - it fell to 97 MW, only 5 % of the bottleneck capacity.

In order to repair flood damage, provisions were created.

Strategic partnership. During the business year 2002, the hydropower plants of the Styrian utility Steiermärkische Elektrizitäts-Aktiengesellschaft (STEG), a subsidiary of STEWEAG and Verbundgesellschaft, and of STEWEAG, a subsidiary of the Styrian energy holding company ESTAG, were integrated into AHP against shares.

The four power plants of STEG and 36 power plants of STEWEAG (33 run-of-river plants and 7 storage power plants) have increased the bottleneck capacity (EPL) of AHP by 540.8 MW and its standard working capacity (RAV) by 2,421.1 GWh.

Following the integration of the Styrian power stations, about 200 employees were also taken over by AHP, but this number was reduced by early retirement and staff secondments. Due to the restrictive personnel management AHP, its overall number of employees rose only slightly.

Competitive edge: hydropower. The generation of electricity from environmentally-friendly hydropower constitutes a major competitive edge over our competitors on the deregulated European electricity market. Electricity consumers clearly prefer electricity from renewable energy sources. In addition, there are numerous measures - both national and international - that promote electricity production from renewable energy sources.

Generation from hydropower is the most inexpensive way of producing electricity. This can generate profits even if electricity prices are low. Moreover, the production factor water is independent of the cost development of primary energy sources such as coal or gas.

Over time, hydropower generation will also continue to become cheaper, because ongoing restructuring measures will result in considerable and sustainable cost reductions.

Power descent Kaprun. The renovation of the power descent of the main weir at Kaprun, which became necessary due to safety considerations, has a total volume of € 35.0 million and is one of the major AHP projects. The pressure pipeline, dating back to World War II, will be replaced with a subterranean armored pressured well with a length of 1,450 m, which is expected to be operational in July 2004.

Automation. The automation of the plant groups of AHP is being pushed forward systematically. The current focus is on the "Drau chain", in the area of the power-plant group Malta-Reisseck, and the plant group of Styria, where a total of 40 plants are planned to be connected to central control over the long term. The project "control center storage" is currently being implemented; preparations are underway with respect to the central control station Danube. In total, € 6.3 million of external and own funds were invested in automation projects in 2002. Funds of € 13.5 million have been budgeted for 2003.

VERBUND-Austrian Thermal Power GmbH & Co KG (ATP)

Presentation of the company

With an annual electricity generation of, on average, 4,500 GWh and a heat generation of 880 GWh, VERBUND-Austrian Thermal Power GmbH & Co KG (ATP) is among the most important operators of thermal power plants in Austria. ATP's basic fuels range from domestic brown coal and hard coal, natural gas and heavy fuel to simultaneous combustion of alternative fuels and biomass. The plants are state-of-the-art with respect to environmental protection and energy efficiency. ATP's thermal generation (energy generation that is both variable and deployable in the short term) is a necessary and meaningful addition to the fluctuating generation from hydropower.

Ownership structure as of 31.12.2002	
Owners	**Percentage**
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft	55.65 %
STEWEAG-STEG GmbH	33.41 %
KELAG – Kärntner Elektrizitäts-AG	6.51 %
WIENSTROM GmbH	3.06 %
Other owners (< 1 %)	1.36 %
Total	100.00 %

The business year in figures

The power plants of ATP were used in a flexible manner, depending on market-price trends, throughout the year under review. This did not include grid-support operation during the summer months and the changes in use ordered by bottleneck management. In total, electricity generation amounted to 4,330.0 GWh and heat generation to 923.0 GWh. Electricity production corresponds to approx. 8.0 % of Austria's total electricity generation.

Investment in plant, property and equipment	€ million
1999	n.a.
2000	n.a.
2001	0.5
2002	1.4

Investment in intangible assets and plant, property and equipment came to € 1.4 million. It was limited, during the year under review, to smaller renovations and repairs to maintain availability.

Employees					
	1999	**2000**	**2001**	**2002**	**Change**
Average number of employees	n.a.	n.a.	327	538	64.5 %

Generation 1999-2002					GWh
	1999	2000	2001	2002	Change
Gross output	**n.a.**	**n.a.**	**5,078.3**	4,330.4	**- 14.7 %**
Hard coal	n.a.	n.a.	3,222.5	2,604.7	- 19.2 %
Brown coal	n.a.	n.a.	1,430.6	1,430.4	0.0 %
Oil	n.a.	n.a.	349.3	166.9	- 52.2 %
Gas	n.a.	n.a.	75.9	128.4	69.2 %
Total	**n.a.**	**n.a.**	**4,655.0**	3,969.0	**- 14.7 %**
Hard coal	n.a.	n.a.	2,979,9	2,387.1	- 19.9 %
Brown coal	n.a.	n.a.	1,282.4	1,311.6	2.3 %
Oil	n.a.	n.a.	318.8	152.6	52.1 %
Gas	n.a.	n.a.	73.9	117.7	59.3 %
District heating	**n.a.**	**n.a.**	**911.0**	913.3	**0.3 %**

Important events

In the business year just ended, the thermal power plants of Steirische Wasserkraft und Elektrizitäts-AG (STEWEAG) were transferred to VERBUND-Austrian Thermal Power GmbH & Co KG (ATP), which was founded in May 2001, against a share of 33.4 %. By bundling thermal generation, it is possible to use considerable synergies.

In 2001, the European Commission handed down a positive finding for the power plant Voitsberg 3 with respect to a plant allowance to cover stranded costs. In accordance with national subsidy regulations, such subsidies were paid out in 2002.

In line with responsible cost management, the power plants Korneuburg (2000), Zeltweg (2001), Werndorf 1 (2001) and Pernegg 1 and 2 (2002) were taken off-line and mothballed. The power plant St. Andrä is scheduled to be mothballed in 2004; Voitsberg in mid-2006. At the power plant St. Andrä, *simultaneous combustion of alternative fuels* was continued, and an application was submitted to have the "trial run" permit converted to a permanent license.

Trading/Sales

VERBUND-Austrian Power Trading AG (APT)

Presentation of the company

APT's market is Europe. The liberalization of the Austrian and European electricity markets brought with it far-reaching changes for the entire energy sector. Verbund saw deregulation as an opportunity, analyzed the new framework conditions carefully and adapted its corporate action to the new challenges consistently. Our response to the decline in market potential on the domestic market was an active strategy of internationalization and diversification. The elimination, required under the law, of the higher-priced coordination agreements in the domestic wholesale business was followed by long-term and market-oriented agreements. In order to optimize the marketing of own generation and to manage the new risks, Verbund, as one of the first European energy utility companies, has set up an international trading company. As liberalization progressed, we launched an active distribution offensive aimed at domestic business and private customers. Operating responsibility for that lies with two companies within Verbund:



Platt's Forwards
€/MWh
40
35
30
25
20
2001
2002
2003
2002 Base
2003 Base
2004 Base
2005 Base
2002 Peak
2003 Peak
2004 Peak
2005 Peak

VERBUND-Austrian Power Trading AG (APT) and VERBUND-Austrian Power VertriebsGmbH (APC).

APT - a wholly-owned subsidiary of Verbund - takes care of the international trading business on behalf and account of Verbundgesellschaft. Its customers include traders, resellers and large industrial customers in Austria and abroad. APT's market is Europe, with special emphasis on Austria's neighboring countries. APT gleans the necessary market and price know-how with respect to international wholesale from its trading activities on all the major marketplaces across Europe. In addition, the international trading company can attend to customers wherever markets are sufficiently liberalized. Comprehensive risk-management know-how and controlling tools allow for smooth business operations.

By opening up new markets and gaining a large number of new customers, its business became more complex. The proper response was to create an organizational structure that reflects market conditions.

APT is, essentially, founded on three pillars: the procurement, trading and transport segment, sales and sales support as well as controlling and risk management.

Following the principle of knowing one's markets and customers, it set up on-site sales forces in selected markets and entered into cooperation with market insiders. In Germany, Slovenia and Poland, Verbund has today its own distribution companies. In Italy, Verbund holds a 25.2 % share in Energia SpA - a distribution joint-venture with the Italian CIR group. APT has today 83 highly qualified employees. A team with competitive know-how was set up in 1999 to optimize management. The employees are the most crucial asset of APT. One other thing bears mentioning in this context: While the electricity sector would focus primarily on plant, property and equipment, the deregulated market has now brought about a shift in priorities. Know-how, creativity and commitment are now the main contributing factors of success.

Ownership structure as of 31.12.2002	
Owners	**Percentage**
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft	100.00 %

Employees					
	1999	**2000**	**2001**	**2002**	**Change**
Average number of employees	n.a.	n.a.	55	83	50.9 %

The business year in figures

Sales development acc. to distribution channels 1999-2002					GWh
Distribution (domestic)	1999	2000	2001	2002	Change
Prov. companies (incl. participating interests, STEG)	21,355	19,248	19,102	21,996	15.2 %
Business customers (incl. ÖBB)	2,690	2,805	3,296	4,562	38.4 %
Miscellaneous (system consumption, etc.)	1,293	1,488	1,497	1,535	2.5 %
Total (domestic)	**25,338**	**23,541**	**23,895**	28,093	**17.6 %**
APT Deutschland	154	1,166	2,265	3,222	42.3 %
APT West	1,237	2,835	2,777	2,795	0.7 %
APT Slovenija	n.a.	n.a.	n.a.	758	n.a.
APT Ost	1,428	1,482	1,671	687	-58.9 %
Distribution (abroad)	**2,819**	**5,483**	**6,713**	7,463	11.2 %
Trading	3,171	9,083	23,671	34,857	47.3 %
Participating interests	764	824	881	506	-42.6 %
Miscellaneous	914	703	324	82	-74.6 %
Total (abroad)	**7,667**	**16,093**	**31,589**	42,908	**35.8 %**
Total	**33,005**	**39,634**	**55,484**	71,001	**28.0 %**

Continued success. In the first full year of deregulation, we managed to further improve upon the positive sales and revenue figures of 2002. Growth rates were in the two-digit range. Revenue (+ 38.2 %) grew more sharply than the quantities sold (+ 31.9 %). We thus profited from the positive price development on international procurement markets.

The overall economic situation provided a difficult framework for the business year 2002. The "flood of the century" in August, and the ensuing production losses, slow economic growth (+ 0.7 %) and a correlated stagnant growth in consumption (+ 2 %; previous year: + 2.8 %) had a dampening effect on the development of the electricity business.

Despite an intensive expansion of foreign business (60.0% of APT's business), domestic resellers are still the main marketing focus of APT when it comes to own-generation production. Sales to domestic provincial companies were held at a high level and strengthened in 2002, and volumes have now returned to pre-deregulation levels. The customer segment of resellers, however, saw a significant shift this year. While provincial companies from Eastern Europe were the main buyers in the past, in 2002 almost half of the reselling business came from the cooperation partners STEWEAG-STEG GmbH and Salzburg AG.

Foreign activities center on Austria's neighboring countries.

In Germany, we have established supply agreements with about 10 % of the 400 potential public utilities. In 2002, Verbund-Vertriebsgesellschaft APT-Deutschland (Germany) managed to exceed the 10,000 GWh mark in sales to German distribution companies since it entered the market.

Within the market segment APT West, APT generated two-digit growth rates in supplying the Italian joint-venture Energia SpA, in which Verbund holds a 25.2 % share. Sales for 2002 came to more approx. € 555.0 million, with about 1,000 customers. Energia SpA has also been active, supplying about 300 customers with gas for almost a year. The award for a contract for the third Enel production company Interpower, the building permit for the Greenfield project Termoli (800 MW gas and steam-turbine plant) and the advance of market liberalization from currently 40 % to 60% open up new growth potentials for Verbund on the Italian market.

Within the market segment APT Ost (East), APT generated sales to Slovenian end customers of about 760 GWh in 2002. Verbund thus holds a market share of about 10 % in Slovenia. Trading relations were also set up with Swiss PECs and traders. The trading volume amounted to approx. 6,900 GWh.

But APT was also successful outside its core markets in 2002. In France, APT is among the most successful newcomers. Despite most difficult conditions, contracts were also entered into in Poland.

The trading activities of APT resulted in an increase in marketing opportunities on European markets for Verbund in 2002.

The following trend has become visible: With growing competition and an ensuing increase in market and price transparency, the margins from procurement and sales are declining. A sales expansion in the electricity business will therefore not affect the operating result to the same degree. As is usual in other commodity markets, APT began, in step with international trends, to push what is known as a "book-out" with its trading partners in 2002 (i.e., setting off equivalent purchasing and selling transactions against pay-out of the difference).

The positive price trends on international spot and futures markets continued throughout 2002. But prices rose more moderately than last year. Front Year Base grew by 5 %, Front Year Peak by 10% - against the backdrop of two-digit growth rates between 2000 and 2001. The situation on the short-term market is similar. Here we also saw high rates of volatility as considerable risk factors.



Price development
€/MWh
40
35
30
25
20
15
1999
2000
2001
2002
2003
Platt's Front Year Peak
Platt's Front Year Base

Important events

Market development. Austria is considered one of the trailblazers of liberalization. This was confirmed by the benchmarking report of the EU Commission, published in October of this year, on the completion of the single market for electricity and natural gas. Internationally speaking, APT was still faced with competitive hurdles, for example: Germany's insistence - the second most important market for APT, apart from Austria - on hanging on to "negotiated third-party access.

The loss and/or withdrawal of American traders, due to credit-risk problems, led to a temporary reduction in trade volumes on the European wholesale electricity market. However, there was an increase in volumes traded on electricity exchanges.

On mainland Europe, the German-speaking trading market is the most advanced, especially when compared to the trading markets on the Iberian peninsula, the Benelux countries or East-European states. In 2002, APT was present on all major electricity exchanges in Central Europe. On the German EEX,

APT belongs to the most important market players. Broad-based market management with respect to international markets ensures comprehensive market and pricing know-how. External-electricity trading thus helped optimize the marketing of Verbund's own generation and also contributed to the total result.

Achieving an added value in marketing environmentally friendly energy had positive effects on margins. Electricity from domestic certified hydropower plants has started to gain more and more ground in the marketplace. The domestic provincial companies secured for themselves in 2002 approx. 7,100 GWh of TÜV-certified Verbund hydropower. There is also a growing willingness to pay a premium on clean electricity from hydropower in other countries. It is mainly customers in Switzerland, Germany and the Netherlands that are interested.

The year 2002 also saw a change for the trading company of Verbund in terms of corporate law. APT was converted to a stock corporation, with the aim of rendering the electricity business even more independent. This helped ensure the necessary managerial scope in view of the competition on the European wholesale electricity market.

International Sales


Distribution team
France
Switzerland
Warsaw
Munich
Vienna
Ljubljana
Milan
Rome
Distribution team
Eastern-Southeastern Europe
Verbund Italia S.p.A., Rom
Energia S.p.A., Mailand
APT Power Trading SL d.o.o., Ljubljana
APT-Austrian Power Trading Deutschland GmbH, München
VERBUND-Austrian Power Trading AG, Wien
APT-Austrian Power Trading Polska Sp.z.o.o., Warschau

VERBUND-Austrian Power Vertriebs GmbH (APC)

Presentation of the company

APC in the fast lane. APC is responsible for the direct-sales activities of Verbund. It focuses on domestic industrial, municipal and commercial customers with an annual consumption of 100,000 kWh and more. This market segment comprises about 70 % of the total domestic end-customer usage. The electricity business with end customers, apart from wholesale, is an important pillar of Verbund's distribution strategy: The marketing mix is, thus, expanded substantially. Volume and price risks are spread out.

The marketing subsidiary, 75 % owned by Verbund, will celebrate its two-year anniversary on December 31, 2002. The former big-industry business of Verbund, dating from a time prior to the deregulation of the electricity market, was transferred, in operating terms, to APC. At the same time, business with public companies and small and medium-sized enterprises was rebuilt.

Ownership structure as of 31.12.2002	
Owners	**Percentage**
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft	65.00 %
Energie Steiermark Holding AG	25.00 %
Salzburg AG	10.00 %
Total	100.00 %

Based on a market-oriented strategy, a competitive organizational structure and, not least, with a team of about 50 highly qualified employees, the company managed to expand its customer base from 14 to around 5,000 in a matter of only one and a half years. With a market share of about 19 % of the domestic business-customer market, APC now ranks second (third in the previous year), also taking into account electricity sales to Österreichische Bundesbahnen (Austrian Rail).

The business year in figures

Growth targets exceeded. In the year under review, the marketing offensive of APC was continued successfully.

The marketing focus was on customer relations with top customers, with the aim of extending existing contracts. More than 99 % of customers decided in favor of the electricity products of APC again in 2002.

The acquisition of new customers, however, proved to be somewhat more difficult. This had to do, in part, with the fact that a large number of domestic business customers were still bound by existing contracts until 2003 and beyond. On the other hand, the fact that the distribution grid and distribution had not been separated strictly in all cases posed an additional obstacle to customers making the switch. Never-

Employees	1999	2000	2001	2002	Change
Average number of employees	n.a.	n.a.	25	47	88 %

Key data	Unit	1999	2000	2001	2002	Change
Market share	%	n.a.	12.1	13.2	18.9	43.2 %
Quantities	GWh	n.a.	2,805	3,046	4,354	42.9 %

theless they managed to win a lot of new business. In total, Verbund has sold 4,354 GWh to domestic business customers and Österreichische Bundesbahnen (Austrian Rail) this year. This constitutes a gain in sales of 43 %, compared to 2001.

As for our end-customer strategy, we aim, in particular, at the growing consumer awareness for quality. APC and the distribution joint-venture Unsere Wasserkraft GmbH & Co KG (UWK), of which ESTAG is a majority owner, market exclusively electricity from environmentally-friendly hydropower from Verbund's power stations.

The average price level also showed a positive development. Compared to the previous year, the increase in average revenue was around 15 %. This is due to the gradual moving of contractual prices toward the price level on the international spot and futures markets.

Important events

Market development. Market conditions proved to be difficult. Besides declining economic data, the industry was especially hit by only moderate gains in electricity consumption. Competition among the market players continued to be fierce. For example, industrial customers regularly receive up to 6 bids in response to an invitation to tender. However, since the start of deregulation, only 15 % of businesses have switched to a different electricity supplier. The majority of them opted for APC.

Transmission

VERBUND-Austrian Power Grid AG (APG)

Presentation of the company

Operator of the biggest grid. VERBUND-Austrian Power Grid AG (APG) is, in terms of corporate law, an independent company and a wholly-owned subsidiary of Verbund. It operates, by far, the biggest inter-regional high-voltage and extra-high-voltage grid in Austria, with voltage levels 110 kV, 220 kV and 380 kV; it is responsible for planning, plant management, maintenance and expansion of the grid.

As an independent grid operator, APG guarantees a non-discriminatory and efficient marketplace in the fully deregulated Austrian electricity market and ensures reliable, cost-efficient and environmentally-friendly transport of electrical energy.
Due to its central location in Central Europe and line connections to six neighboring states, the grid of APG provides Austrian customers with access to the European market.

APG is also responsible for managing the Austrian control area, i.e., for the safe maintenance of frequency and the processing of imports and exports across the boundaries of the control area to/from other international operators of transmission grids.

APG's high-voltage and extra-high-voltage grids comprise more than 3,300 km of line sections (about the distance between Barcelona - Moscow), with a system length of 6,500 km in total. Electricity transport within this grid, which is built upon three voltage levels (110, 220 and 380 kV), guarantees the inter-regional transmission of electricity in Austria, the exchange and trade of electricity with neighboring countries as well as the sustainable electricity supply of the population and Austria's industry. Four-fifths of the electricity transmitted in Austria are sent through the extra-high-voltage grid of APG and its 46 grid switching stations with an installed transformation capacity between the different grid levels of 18,000 MVA.

As part of realigning the Verbund group in the deregulated electricity market, APG, too, had to reduce its staff and personnel expenses. Based on a far-reaching optimization concept, personnel measures such as group-internal personnel clearing, early-retirement schemes and socially-compatible opt-out models have helped reduce the number of employees significantly since the creation of APG on January 1, 1999. Between 2001 and 2002 alone, the number of employees was reduced by 16 %.

Ownership structure as of 31.12.2002	
Owners	Percentage
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft	100.0 %

Grid as of 31.12.2002		
Voltage level	Line-km	System-km
110 kV	721.3	1,237.0
220 kV	1,658.5	3,308.9
380 kV	1,001.8	1,973.1

Employees	1999	2000	2001	2002	Changes
Average number of employees	694	670	609	511	-16.1 %

APG's high-voltage grid


LEGENDE:
APG's 380 kV transmission line
planned 380 kV transmission line of APG
220 kV transmission line of APG
APG's substation
planned substation of APG
Grid switching station of APG in third-party plants
Substation owned by third party
Slovetice
Sokolnice
CZ
SK
Bisam-berg
Altenwörth
Dürnrohr
Ybbs-Persenbeug
Wallsee
Jochenstein
Aschach
Pleinting / Pirach
Altenheim / Simbach
St. Peter
Hausruck
ERNSTHOFEN
Ybbsfeld
WIEN SÜDOST
Kledering
Györ
Neusiedl
D
Salzach
Klaus
Pyhrn
Weißenbach
Ternitz
Memmingen
Leupolz
CH
H
Zell am Ziller
TAUERN
Pongau
Hessenberg
Südburgenland
Westtirol
Bürs
Mayrhofen
Kaprun Hauptstufe
Zeltweg
Oststeiermark
LIE
CH
Pradella
Lienz
Malta
OBERSIELACH
Kainachtal
Rosegg
Edling
Feistritz
I
Soverzene
Maribor
Podlog
SLO

The business year in figures

At the start of the business year, new grid tariffs entered into force for the regulated grid operations of APT. The average reduction amounted to 5 %, as defined by the electricity regulator.

In the course of implementing the European Transmission System Operator (ETSO) treaty, the export fees were set at € 1/MWh and import fees for third countries such as Hungary and Slovenia at € 1/MWh.

As a result of these factors and post-clearing, the business year 2002 saw a gain in sales. The clearing quantities are, on the whole, stable if aperiodical post-clearing is not taken into account.

Through the strict cost management of APG it was possible to improve the result, even though bottleneck-management measures had created additional costs, which had not been factored into the new tariffs. Discussions with E-Control regarding a solution are underway.

Investment amounted to a total of € 13.2 million in the business year 2002. Investment was focused on remote-control projects (€ 2.5 million) and the repairs to the 110 kV line Arthurwerk-Timelkam, also at € 2.5 million.

In addition, the efforts to build the 380 kV line Südburgenland (Southern Burgenland)-Kainachtal were stepped up.

Investment in plant, property and equipment € million


1999
45.1
2000
16.7
2001
13.5
2002
12.0

Important events

Physical energy flows 2002. In 2002, a total energy volume of 16,541 GWh was fed physically into the grid of Verbund-Austrian Power Grid AG, of which 10,613 GWh were procured domestically and 5,929 GWh from neighboring countries. A volume of 16,233 GWh of useful energy was sold, with 10,550 GWh remaining in Austria. Neighboring countries received 5,682 GWh. Transmission losses for the APG grid came to 309 GWh.

Eco-electricity. The Eco-Electricity Act, announced on August 23, 2002, provides for a new regulation on how to promote eco-electricity plants beginning on January 1, 2003; APG will play a central role in this. It will have to set up an eco-balance group (Eco-BG) and act as the eco-balance group representative (Eco-BGR).

The Eco-BGR will buy eco-electricity from eco-producers and sell it on to the balance-group representatives and/or electricity traders - in accordance with their share of sales to end customers supplied by them. In addition, grid operators will charge end customers grid-tariff premiums, which will have to be transferred to the Eco-BGR. This new field will probably almost double previous sales of APG (from € 294 million to € 530 million), without affecting the result.

Physical energy flows | GWh


11.631 GWh
10.823 GWh
Abroad
Domestic
33.467 GWh
32.914 GWh
21.836 GWh
Feed-in
553 GWh
losses*)
22.091 GWh
Sales

*) excl. tranmission lines to other countries and power-plant lines

380 kV line Kainachtal – Südburgenland. This comprehensive project comprises a line length of 95 km between the substations Kainachtal (Zwaring) and Südburgenland (Rotenturm) (Southern Burgenland), which will require a total investment volume of around € 120 million.

This line will be crucial to the supply security and future economic development of Styria. The existing north-south lines in Austria date back to the 1950s and 1960s. They are no longer capable of handling the extremely high demand.

The currently difficult grid situation and the measures to be taken until the 380 kV line becomes operational require rapid action.

The approval procedure, which is no longer controversial in legal terms, requires an official process to define transmission lines and an environmental impact analysis under the Environmental Impact Analysis Act (UVP). An application for the UVP procedure will be submitted at the end of 2003. The planned start date at the end of 2006 will be realized only if there is a clear commitment to this infrastructure project and if all efforts are concentrated on this approval process.

New Business/Interests

VERBUND-BeteiligungsgmbH (VBG)

Presentation of the company

VBG is a wholly owned subsidiary of Verbundgesellschaft. Its task is to manage all the essential investments of the group, in particular in the areas of energy, engineering, environmental engineering, services and telecommunications. The investments are not part of the group's immediate core business. The objective is to consolidate the investments according to group strategy and in line with the concentration on its core business. As for project development, we need to emphasize, in particular, acquisition studies with respect to partnerships in the areas of environmental engineering and telecommunications.

Ownership structure as of 31.12.2002	
Owners	Percentage
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft	100.0 %

The business year in figures

Investments in the energy sector. The merger, initiated in 2001, between the Styrian utility company Steiermärkische Elektrizitäts-Aktiengesellschaft (STEG), in which Verbundgesellschaft held a share of 70.55 % and STEWEAG a share of 29.35 %, and STEWEAG was completed successfully in 2002. The new company, STEWEAG-STEG GmbH, in which Verbundgesellschaft holds a share of 34.57 %, is currently realizing its declared goal to implement, as soon as possible, the synergy potential derived from the merger and to gain an even better foothold on the deregulated, fiercely fought-over electricity market.

KELAG-Kärntner Elektrizitäts-Aktiengesellschaft, in which Verbundgesellschaft holds a share of 35.12 %, will probably manage to continue, for the most part, its positive development of the result in the fully deregulated market as well in 2002. Due to RWE joining forces with Kelag's main shareholder Kärntner Energieholding as a partner of the province of Carinthia, it was no longer possible to include Kelag in the concentration efforts of Verbund.

Investments in engineering. The Verbundplan group is Austria's largest and leading engineering and consulting company for energy, environment, infrastructure, transportation and management. It consists of Verbundplan GmbH, Verbundplan Prüf- und Meßtechnik GmbH and a substantial interest in the Czech engineering company Aquatis a.s., headquartered in Brno.

The year 2002, like the year before, was characterized by unsatisfactory order volumes, both domestically and internationally, as a result of cyclical problems. Since even the group's order system did not allow for appropriate compensation, restructuring measures were taken to ensure a sustainable positive development. As for overseas orders, the completion of the project Ermenek in Turkey, in particular, bears mentioning.

Important events

IIn the telecommunications sector, we hold a share of 10 % in master-talk - the initiator and operator of the ADONIS project. This involves a digital trunked mobile radio network, especially for "blue-light organizations" and organizations for special purposes.

The environmental engineering companies UTG and NOVUM continue to be successful in the recycling of power-plant residues, wastewater treatment and consulting services. Some potential partnerships are being examined now, which would help expand the market and value-added chain continuously.

The tourism companies Gletscherbahnen Kaprun AG and Tauern Touristik GmbH managed to further improve their market position with respect to frequency of visitors and sales, despite difficult conditions.

Earnings trends						€ million
		1999	2000	2001	2002 prelim.	Change
KELAG-Kärntner Elektrizitäts-Aktiengesellschaft	Sales	318.74	320.78	333.07	338.20	1.54 %
	P/L on ordinary activities	82.27	74.44	21.56	34.22	58.72 %
	Net income for a year	0.01	45.72	11.50	26.50	>100.00 %
Verbundplan Gruppe	Operating performance	40.45	45.72	39,98	37.18	-7.00 %
	Profit before income taxes IAS	1.26	1.21	-2.94	-2.67	-9.18 %
VERBUND-Telekom Beteiligungs-verwaltung	Operating performance	8.82	23.18	25.50	21.40	-16.08 %
	P/L on ordinary activities	1.74	4.30	4.00	4.18	4.50 %
	Net income for the year	1.74	4.30	4.00	4.18	4.50 %
VERBUND-Umwelttechnik GmbH	Betriebsleistung	1.86	2.61	4.52	4.61	1.99 %
	P/L on ordinary activities	0.09	0.16	0.29	0.43	48.28 %
	Net income for the year	0.06	0.10	0.19	0.28	47.37 %
NOVUM Wassertechnik GmbH	Operating performance	1.95	3.98	17.49	12.35	-29.39 %
	P/L on ordinary activities	0.11	0.10	0.55	0.55	0.00 %
	Net income for the year	0.13	0.09	0.36	0.36	0.00 %

ICE

Water cut into crystals, brightly lit: - Ice -
Ice frozen up to ice. Icicles, as long as houses, transparent.
Hanging, ringing, dripping and held up by an immense force:
The gorge. – There was a whistling sound. The creek rushing all in green,
Roaring – plummeting to where it glares sharply.
The trees are aglow. Arranged like lampposts.
Like figures, cold and shrouded in white, born into the light,
They soar, and carry with them sounds of a melody long gone
And forgotten. – Ice. – Ice frozen up to ice.
A sudden chill: the sky glistening with a cornflower-like blue,
And its resplendently full bloom emerging in the frozen white
And snow-covered circle. – Without a sound.

Albert Talhoff



Corporate Governance

In September 2002, Austria lived up to the international goal of increased transparency and boosting the confidence of investors, customers and the public in corporations and groups active in the capital market, by presenting the "Austrian Corporate Governance Code" to the public. This code was drafted by a working group under the chairmanship of Dipl.-Ing. Dr. Richard Schenz, government agent for capital market affairs, and was made up of official representatives of the Austrian Chamber of Certified Chartered Accountants, the Austrian Association of Financial Analysts and Asset Managers, issuers, investors, the Vienna Stock Exchange and the scientific community.

The code provides a guideline for corporate governance for companies and groups; it is based on responsible, sustainable and long-term value creation. It is to achieve more transparency on the capital market as well as improve quality of the working relationship between the Management Board, the Supervisory Board and the General Meeting.

It is now up to listed companies in Austria, in particular, to commit to this code by way of a public declaration. Compliance with the code's rules is to be audited by an external institution regularly and voluntarily, with the results being published in a public report.

The provisions contained in the code are obligatory to various degrees and include rules that are based on mandatory legal requirements and regulations that must be complied with - any deviation must be explained or justified ("comply or explain") - as well as rules that are really recommendations (non-compliance need not be disclosed or explained).

The Management Board and the Supervisory Board of Verbundgesellschaft decided, in November of the business year just ended, to apply the Austrian Corporate Governance Code to Verbundgesellschaft Since the commitment to comply with the code is established by means of a note in the annual report and on the company's website, the Management Board hereby issues the following statement:

"Verbundgesellschaft is committed to comply with the Austrian Corporate Governance Code, commencing with the business year 2003, and is thus prepared to meet the strictest requirements that listed companies are currently subject to. For Verbund, this declaration, with which we commit ourselves to the code, is of immense importance to our company and forms yet another crucial step towards strengthening further the confidence of shareholders, business partners, employees and the public in our company." Most of rules contained in the code are "par for the course" for Verbundgesellschaft, one of the largest and most modern listed Austrian companies, and have been applied by it, in line with responsible and conscientious corporate management, for a long time. In cases where Verbundgesellschaft still needs to take action, the Management Board, in coordination with the Supervisory Board, will decide on the necessary measures to be taken.

For more information on the application of the Austrian Corporate Governance Code within Verbund and for information on certain rules being handled differently, which is also, in part, based on legal provisions, please turn to the website of Verbund (www.verbund.at), where such information will be posted some time in the first half of 2003.

Environment

Environmental conservation – a group-wide crucial issue

Our commitment to working economically while observing ecological principles is borne out by hard facts. Verbund was the first Austrian producer of electricity to be issued a TÜV certificate, which guarantees customers that they can purchase electricity from a producer that generates a minimum of 16,000 GWh a year from clean domestic hydropower. Austrian Hydro Power is, thus, the number-one "label" for environmentally-friendly electricity production from hydropower in Europe.

Given its generation structure, Verbund is one of the most environmentally-friendly producers in Europe. The integration of thermal power plants into ATP, as part of the strategic partnership between Verbund and ESTAG, resulted in a minor increase in the percentage of thermal generation

Generation Verbund – UCTE (Union for the Coordination of Transmission of Electricity)				%
Type of generation	1999	2000	2001	2002
Verbund hydropower	93	91	88	88
Verbund thermal power	7	9	12	12
UCTE hydropower	16	16	15	n.a.
UCTE thermal power	47	47	51	n.a.
UCTE nuclear energy	37	37	34	n.a.

Climate balance sheet

The thermal power plants of ATP have emitted between 2.0 and 2.5 million tons of carbon dioxide a year over the last few years, depending on their active use. This corresponds to between 0.8 and 1.0 kg per kWh. The increase in CO_2 emissions to about 3.7 million tons in 2002 can be explained by the integration of the former STEWEAG plants into ATP.

Still, the CO_2 emissions per kWh, in relation to total generation of the group, came to only 0.12 kg/kWh, thanks to the high percentage of hydropower plants. This is about one quarter of the average emissions among European electricity producers. The quantities of air pollutants, prevented by the high percentage of hydropower generation, are shown in the table "Prevention of pollutants through hydropower".

Prevention of pollutants through hydropower				Tons
	1999	2000	2001	2002
Dust	496.5	509.5	467.3	609.0
CO	744.8	764.3	701.0	914.0
SO_2	10,426.5	10,699.6	9,814.1	12,798.0
NO_X	11,171.3	11,463.9	10,515.2	13,712.0
CO_2	20,108,250.0	20,634,993.0	18,927,270.0	24,681,866.0

Certificate trading according to RECS (Renewable Energy Certificate System)

The RECS system is a European development, created to promote, in a sustainable manner, electricity generation from renewable energy sources. Within this system, producers of renewable energy can trade certificates for renewable energy on the European electricity market at market prices, regardless of their sales of electricity produced. Companies with a low percentage of renewable energy may acquire such certificates as part of their production in order to comply with the quotas set by the EU

The RECS system was developed by an international group, which now comprises 150 members from 20 countries. During the development phase, the system was tested in 14 countries with few national adaptations between 2001 and 2002.

The first plant of AHP to be certified under RECS was the power plant Wallnerau on Dec. 31, 2001. Subsequently, the power plants Ybbs-Persenbeug and Freudenau were certified in 2002.

Environmental costs

Since the environmental standards of power plants are already considerably high, we do not expect any substantial environmental investments over the next few years. The operating environmental expenses (measures for conservation of evidence, dredging work around hydropower plants, input materials for flue-gas treatment of thermal power plants, etc.) make up a fixed portion of the annual environmental costs.

Environmental costs					€ million
	1999	2000	2001	2002	Change
Hydropower	15.2	14,5	13.4	12.4	- 7.5 %
Thermal power	–	7.1	7.9	11.1	40.5 %
Grid	10.5	1.5	1.7	0.7	- 58.8 %

Audits and certifications

The group-wide environmental management and information system, in existence since 1994, made it possible for Verbund to obtain certification, pursuant to EMAS and ISO 14001, for the following plants and/or locations:

- four steam-generating power stations (Dürnrohr, Voitsberg, Mellach, Werndorf)
- two groups of run-of-river power stations (Drau, Untere Mur)
- one large run-of-river power station (Freudenau)
- one group of storage power stations (Glockner-Kaprun) and
- a substation (UW Tauern).

The following locations have been certified exclusively under ISO 14001:

- a grid facility (substation Zell/Ziller and 380 kV line Zell/Ziller-Tauern) and
- a group of hydropower plants (Styria).

Employees

Personnel strategy continued consistently

The fiscal year 2002, too, was characterized by the continuation of the strategy pursued, which included a tight and socially compatible restructuring process and the qualification of employees. These two approaches are inseparably linked to each other and, thus, a requirement for optimizing our excellent human capital and ensuring that our employees take an active role in the changes at Verbund triggered by liberalization. It was therefore the task of human resources to forge a link between the reduction in personnel expenses and the increase in productivity per employee.

Restructuring efforts continued successfully

In the year under review, 2002, the number of employees and personnel expenses were cut consistently. The average number of employees was reduced by 7.4 % to 2,827.

In 2002, like in previous years, there were no layoffs for operational reasons. Staff was cut exclusively in a socially compatible manner, by way of transfers (across Austria), early retirement and opt-out regulations.

The funding for redundancy schemes was derived from the company's funds and contributions of all employees. The fact that almost all group employees chose to forgo historically grown social benefits, which no longer reflected the current situation at Verbund, and the earmarking of real salary increases for measures intended to safeguard jobs (collective-agreement option) are examples of solidarity practiced to the benefit of employees whose jobs were at risk. In total, this package of measures helped reduce personnel expenses by 10.2 % to € 267.5 million in the business year 2002.

Number of employees (annual average)	1999	2000	2001	2002	Change
Workers	16	15	0	83	n.a.
Salaried employees	3,357	3,194	2,931	2,652	- 9.5 %
Apprentices	194	178	122	92	- 24.6 %
Total	3,747	3,387	3,053	2,827	- 7.4 %

Employees share in their company's success

The new performance-based salary model completed, at the end of 2002, its third year in the segments Electricity Business and Holding. The control of this human-resources tool is centralized in the group's holding company for all group divisions. The experience and feedback of the employees so far confirm that we have taken the right approach. It is our medium-term goal to extend the performance-based salary system to cover the entire group. Thus, Verbund is one of the first Austrian companies to implement a performance-based salary model for all employees.

Verbund: a benchmark in education and development

Personnel management at Verbund takes the form of a modern leadership approach. Two essential factors: employee interviews are conducted systematically, and the management style is based on "management by objectives". This requires, of course, that executives are selected carefully. For the first time, this approach of ours was confirmed by a reputable external source. A management appraisal, carried out in the fall, confirmed that Verbund had excellent leadership qualities - also holding its ground when compared with other European companies.

As for executive development, we provided fresh impetus during the year under review. Special emphasis was given to the full integration of executives with the personnel-development and educational work.

Another core topic concerned the analysis of executives' conduct. To this end, an anonymous survey was carried out among all employees (during employee interviews), as was a "quota analysis" on executives' conduct. Findings from both were used to develop concepts for measures to be taken during 2003.

In the advancement scheme for promising employees (talent pool), the focus was shifted to project-based work. Projects relevant to the company were defined by management and subsequently monitored during the implementation phase. In addition, the creation of a cross-company network was promoted.

By concentrating on a single location in 2002, it was possible to create a state-of-the-art training facility for apprentices - it is here that a larger number of youths can be trained in the latest technology.

The costs for training and further training were kept at the previous year's level, despite ongoing measures for quality improvement. We are happy to report that the number of employees who participated in further-training programs was increased by 145 employees, compared to 2001 - more proof of the excellent quality of the courses offered.

Our educational programs focused on computer and information technology in 2002. In the wake of switching to the operating system Windows XP, 1,755 employees were trained within three months and 2,350 new personal computers set up.

Personnel development and education are two areas that are based on a long-term, integrated approach at Verbund. This comprehensive and targeted approach also won second place in the Austrian "Knowledge Prize" competition in the category of companies with more than 500 employees.

Training/further training	1999	2000	2001	2002	Change
Costs for training/further training (€ million)	1.3	1.5	1.7	1.8	5.9 %
Training days per employee	2.5	2.9	4.8	4.5	- 4.3 %
No. of employees that have taken training/further-training programs	n.a.	n.a.	1,928	2,073	7.5 %

Risk Management

The highly dynamic nature of commodity and financial markets forces companies to respond to changes in their business environment at an ever-faster pace. As a result, it has become necessary to detect potential risks to one's corporate development early on and to take countermeasures.

Cross-company risk management (URM)

Verbund set up a centralized risk-management system as early as in 2000. It is its task to collect all relevant information on each organizational unit and company that is confronted with substantial risks. This process ensures that cross-division risks are covered and that accumulated risk can be identified.

Definition of risk. For Verbund, risk is, essentially, the possibility of deviating from (financial) corporate objectives. This definition includes both the possibility of loss (risk in the proper sense) and the possibility of (additional) gains.

Identification of risk. The risks identified, at first, by way of risk-assessment sheets were entered into a database, showing the extent of loss and probability of occurrence, and prioritized using a scoring procedure. Based on such prioritization, the main risks were identified, which were then quantified and mapped into models using an extensive data collection.

The risks were identified on the basis of four areas – business risk, financial risks, operational risks and event risks.

Finally, the following basic risks were included in subsequent models:

Analysis of risk. The next step involved the quantification of group risks using specific figures and probabilities. For some types of risk, the approach of "value at risk" (VaR) was used. Using the value-at-risk approach, one measures the potential future losses for a specific portfolio, which will not be exceeded under normal market conditions and during a defined period and with a certain degree of probability.

Risk area	Type of risk	Examples of risk
Business risk	Strategic risk	e.g., investment exposure
Financial risk	Market risk	e.g., price risk, external electricity, price risk - fuels, interest-rate risk, foreign-currency risk, price risk in securities
	Credit risk	e.g., counterparty credit risk
	Liquidity risk	e.g., changes to credit rating of Verbundgesellschaft
Operational risk	Operating risk	e.g., investment risk
	Legal risk	e.g., litigation risk/legal risk
	System risk	e.g., risk in information technology
Event risk	Natural risk	e.g., water-supply risk

The risk-management process – implementation and strategy

The findings of the cross-company risk management were recorded in a group risk manual. In addition, a risk-reporting system was set up. By means of such tools, all essential categories of risk, and potential threats and opportunities, can be documented.

The reporting system serves as an early-warning system for essential risks and, also, as an instrument of control for taking and implementing appropriate measures.

Risk management is an integrated system, which forms an integral part of Verbund's organizational and operational structures. Operational risk management is decentralized and is carried out by the various companies and/or organizational units. The risk-management committees that have been set up serve as liaison between centralized and decentralized risk management.



Risk Management at Verbund
Strategic risk management
Operational risik management
Risk policy
Identification of risk
Risk control
Aggregate risk management
Quantification of risk
Reporting management board
Central risk management
Risk management committee (RMC)
Company/ organizational unit

Research

Restructuring and European projects

In order to disentangle the segments Generation, Transmission, Electricity Trade and New Business/Interests, the research division was decentralized at the start of 2002 and is now managed by the operating companies independently. Overall coordination of research and environmental activities was transferred to the division "New Business/Interests".

European projects. About 70 experts working for the group have been involved in 34 research projects, five of which were completed during the period under review. Given the immense cost pressure, projects are awarded on the basis of economic utility. But through improved cooperation with project partners - especially as part of projects subsidized by the European Commission – it is possible to capitalize considerably on each overall project, despite substantially reduced own resources. By selecting project partners carefully, Verbund was quite successful in its EU project submissions. The project volume amounts to € 59.0 million, with Verbund's own funds accounting for € 6.8 million. Our total research spending in 2002 came to € 2.2 million.

The Verbund research report, platforms for dealing with questions of research and our publication series ("Research at Verbund") provide broad-based information for all those interested. Verbund engages in a wide spectrum of research; here are a few examples showing the range covered by the various group divisions:

Environmentally-friendly energy generation. As for electricity production from hydropower, we are constantly taking measures to further strengthen our lead position. Apart from measures to increase efficiency using inflow-forecasting models, maintaining high safety standards poses a technical challenge. We have developed procedures for calculating the proper dimensions of dams for storage power stations. In addition, we head a European network on dam safety. As for run-of-river plants, we look into their technical standards, trying to minimize maintenance costs. The improvement of the ecological state of our water is of special importance to us. In this respect, we have eight projects underway.

Energy transmission. Even in a deregulated market, ensuring reliable operation of grids is indispensable. Electricity consumption has multiplied since the erection of our transmission lines and is now, in part, pushing against the limits of capacity. We are investigating the effects on the current energy system of integrating wind-power plants, because these plants have already started to show substantial effects on the safety of the transmission grid in certain areas of the grid. Through targeted research and the findings gained therefrom, we can achieve a high degree of reliability for the facilities. Exact lightning-current measurements will allow for a better assessment of the loads affecting high-voltage plants.

New Business/Interests. For the purpose of increasing the share of renewable energy sources with respect to electricity generation, we are studying processes that would allow for the economical use of biomass and alternative fuels. In line with that clear trend towards setting up decentralized plants for electricity generation, we are participating in three substantial projects subsidized by the EU. This way, we can prepare and offer solutions for future challenges.

SONG OF SPIRITS ON THE WATERS

The mortal soul
Is like the water:
From heaven it comes,
To heaven it ascends,
And then again to earth
It must descend,
Ever changing.

Once in its shallow bed
It creeps through meadow vale
Into a smooth lake
Wherein all stars
Feast countenance.

Wind is of the wave.
A pleading sweetheart,
Wind churns the very depths
Of foaming waves.

O mortal soul,
Thou art like water's image,
O human fate,
Thou resemblest the wind!

Johann Wolfgang von Goethe



Group financial statements of Verbundgesellschaft 2002 pursuant to Intern. Financial Reporting Standards (IAS/IFRS)

Consolidated income statement for the fiscal year 2002

€ thousand	Notes	2002	2001
Sales revenue	1	2,072,228	1,684,823
Other operating income and changes in inventory	2	73,060	104,948
Expenses for electricity purchases, fuels and other purchased production services	3	-1,187,704	-852,334
Payroll and related expenses	4	-257,539	-298,076
Amortization of intangible assets and depreciation of property, plant and equipment	12	-193,488	-191,857
Other operating expenses	5	-165,422	-130,760
Operating result		331,135	**316,744**
Financial result	6	-124,156	-131,169
Result from participating interests (thereof at equity: 3,242, previous year: 3,889)	7	5,712	9,368
Result from long-term investment	8	-4,746	-450
Profit before tax		207,945	**194,493**
Taxes on income	9	-44,943	-71,842
Profit after tax		163,002	**122,651**
Minority interests		-8,147	-7,356
Group result		154,855	**115,295**
Earnings/share in €		5.03	**3.74**

Consolidated balance sheet as of 31.12.2002

€ thousand			
Assets	**Notes**	**31.12.2002**	**31.12.2001**
Non-current assets		6,554,826	6,490,957
Intangible assets and goodwill	10	12,392	71,829
Property, plant and equipment	11	4,333,449	4,200,329
Participating interests (thereof at equity: 386,390, previous year: 141,279)	13	679,812	428,429
Long-term investments - cross border leasing	14	1,037,609	1,186,851
Other long-term investments and other receivables	15	491,564	524,793
Deferred tax assets	9	0	78,726
Current assets		363,251	589,306
Inventories	16	23,872	21,610
Receivables and other assets	17	255,474	236,264
Securities	18	16,397	104,947
Cash and cash equivalents	19	67,508	226,485
Total assets		6,918,077	7,080,263

€ thousand			
Liabilities and shareholders' equity	**Notes**	**31.12.2002**	**31.12.2001**
Shareholders' equity		1,122,420	1,009,973
Share capital	20	223,978	223,978
Capital reserves	21	10,936	10,936
Profit reserves and accumulated results	22	894,856	778,316
Own shares	23	-7,350	-3,257
Minority interests	24	140,598	127,814
Long-term liabilities		4,524,137	5,113,372
Financial obligations	25	1,918,283	2,335,719
Financial obligations - cross border leasing	25	1,155,587	1,261,892
Provisions	26	609,467	511,735
Contributions to building costs	27	461,682	502,880
Deferred income and assets - cross border leasing	28	280,382	283,190
Other liabilities and prepayments received	29	81,311	217,956
Provision for deferred taxes	9	17,425	0
Short-term liabilities		1,130,922	829,104
Financial obligations	25	651,824	433,392
Financial obligations - cross border leasing	25	3,967	14,037
Provisions	26	227,716	260,578
Trade payables		42,877	44,568
Other liabilities	30	204,538	76,529
Liabilities and shareholders' equity		6,918,077	7,080,263

Consolidated cash flow statement for the fiscal year 2002

€ thousand	Notes	2002	2001
Profit after tax		163,002	122,651
Amortization of intangible assets and depreciation of property, plant and equipment		193,488	191,857
Write-ups of intangible assets and property, plant and equipment		-869	-14
Revenue from the reversal of building-cost contributions		-18,640	-19,026
Income from reversal of deferred income cross border leasing		-5,836	-6,375
Write-downs on long-term investments and short-term securities as well as at equity changes		26,825	10,933
Write-ups of long-term investments		-106	-1,125
Result from the disposal of short-term assets and securities		-9,964	-6,112
Changes in inventories		-3,681	10,346
Changes in short-term receivables and other assets		-4,887	1,974
Changes in valuation-related foreign-currency fluctuations, interest accruals and discounts		-3,328	-8,938
Changes in deferred taxes		40,403	40,314
Changes in provisions		-64,225	-18,442
Changes in short-term liabilities excluding financial obligations		2,917	-38,202
Operating cash flow	31	315,099	279,841
Investments in intangible assets and property, plant and equipment		-47,599	-53,257
Disposals of intangible assets and property, plant and equipment		20,538	9,055
Long-term investments		-147,191	-16,822
Disposals of long-term investments		55,158	81,023
Investments in / disposals of short-term securities		87,556	-105,524
Changes in long-term receivables		12,117	6,703
Prepayments received from the disposal of participating interests		0	152,319
Cash flow from investment activities	32	-19,421	73,497

€ thousand	Notes	2002	2001
Changes in own shares		-4,093	95
Changes in short-term borrowings		-297,998	199,466
Take-up of bonds, loans and long-term credit		0	15,000
Take-up in connection with cross border leasing		0	57,775
Inflow from new cross border leasing		0	12,465
Redemption of bonds, loans and long-term credit		-129,661	-409,175
Repayments from cross border leasing		-39,739	-39,013
Disposals of long-term investments in connection with cross border leasing		42,768	34,324
Building-cost contributions received		1,153	5,360
Changes in other long-term receivables		1,032	-25,824
Changes in other long-term liabilities		5,214	-28,052
Capital contributions		152,661	0
Distribution of dividends		-39,489	-39,288
Cash flow from financing activities	33	-308,152	-216,867
Changes to cash and cash items		-12,474	136,471
Cash and cash items at the beginning of the fiscal year		226,485	90,216
Changes in companies consolidated	34	-146,503	-202
Cash and cash items at the end of the fiscal year	19	67,508	226,485
Payments for taxes, interest and dividends:			
Outflows/inflows for income taxes (essentially from operating and financing activities)		-14,620	-13,747
Inflows from interest income from investment activities		7,851	8,543
Inflows from interest income from financing activities		19,089	17,292
Outflows for interest from financing activities		-120,259	-137,920

Consolidated statement of changes in equity

€ thousand	Notes	Share capital	Capital reserves	Profit reserves	Own shares	Total Shareholders' equity
As of 31.12.2000		223,978	10,936	715,916	-3,107	947,723
Changes from first-time application of IAS 39				-16,355		-16,355
Changes from cash flow hedging				-747		-747
Changes in companies consolidated				-202		-202
Shares bought back					-150	-150
Income from disposal of own shares				245		245
Less dividends 2000				-35,836		-35,836
Group result				115,295		115,295
As of 31.12.2001		223,978	10,936	778,316	-3,257	1,009,973
Changes from cash flow hedging	22			182		182
Shares bought back	23				-4,093	-4,093
Loss from the sale of own shares	23			-13		-13
Less dividends 2001	22			-38,484		-38,484
Group result	22			154,855		154,855
As of 31.12.2002		223,978	10,936	894,856	-7,350	1,122,420

Notes to consolidated financial statements 2002

Together with its subsidiaries, Österreichische Elektrizitätswirtschaft-Aktiengesellschaft (Verbundgesellschaft), with its headquarters at Am Hof 6a, A-1010 Vienna, registered at Vienna Commercial Court (FN 76023z), forms Verbund, for which the following financial statements were compiled for 2002 according to IAS/IFRS.

Verbund supplies electrical energy to provincial energy companies, industrial enterprises and end customers and operates the Austrian extra-high voltage grid. Verbund contributes about 50 % to the generation and procurement of electrical energy in Austria, with approx. 87 % of this electricity being produced from hydropower.

I. Financial reporting principles

1. General basis

The consolidated financial statements of Österreichische Elektrizitätswirtschaft-Aktiengesellschaft (Verbundgesellschaft) were compiled in compliance with the International Financial Reporting Standards (IFRS) and the International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB) and its predecessor, the Board of the International Accounting Standards Committee, and in compliance with the interpretations of the International Reporting Interpretations Committee (IFRIC).

The annual financial statements of the fully consolidated companies included in the consolidated statements are based on uniform accounting and valuation methods. With the exception of ENERGIA Holding S.p.A., which was included using the at equity method and which drew up its balance sheet as of June 30, 2002, the balance-sheet date for all other companies is December 31, 2002. VERBUND Italia S.p.A. was included on the basis of an interim financial report dated September 30, 2002.

The accounting and valuation methods were applied by all fully consolidated companies in a uniform manner, and without any changes compared to the previous year.

The consolidated financial statements have been prepared in € thousand (TEUR) (balance sheet, income statement, cash flow statement and statement of changes in equtiy) and in € million (amounts shown in the notes). Differences can arise in the addition of rounded totals and percentages using EDP devices.

2. Consolidation principles

2.1. Consolidated companies. Developments in the number of consolidated companies during the year under review, 2002:

	Full consolidation	At equity valuation
As of 31.12.2001 (excl. parent company)	10	6
Included for the first time during the year under review	1	1
Eliminated in the year under review	-1	0
As of 31.12.2002 (excl. parent company)	10	7

Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft) and Energie Steiermark Holding AG (ESTAG) already decided in 2001 to combine essential electricity activities of their companies. The relevant decisions of the Supervisory Boards in this matter were taken in the fiscal year 2001. Antitrust approval was received on December 14, 2001. The approval by the General Meetings, necessary for the implementation, was not obtained and the necessary entries in the commercial register were not realized by the competent courts until 2002, after the completion of the annual statements for 2001. Power of disposal of the essential assets affected by the transactions was passed to the respective purchaser at the start of the fiscal year 2002. For this reason, the transaction was recorded in the consolidated financial statements as of January 1, 2002.

Steiermärkische Elektrizitäts-Aktiengesellschaft (STEG) and Steirische Wasserkraft- und Elektrizitäts-Aktiengesellschaft (STEWEAG) transferred their hydropower subdivisions to VERBUND-Austrian Hydro Power AG (AHP). On the same effective date, Verbundgesellschaft contributed its share in STEG to STEWEAG-STEG GmbH (SSG). The subsidiaries taken over from STEWEAG in the process of integrating the hydropower subdivision, Ludwig Krempl's Erben Beteiligungs GmbH and Triebenbach Kraftwerk GmbH, were merged with AHP upon expiration of the merger effective date December 31, 2001.

VERBUND-Austrian Thermal Power AG (ATP AG), following a decision, was converted to a "GmbH & Co KG" in the fiscal year 2002 (a limited partnership with a limited liability company as general partner). VERBUND-Austrian Thermal Power GmbH (ATP GmbH) is its fully liable partner without a capital contribution. Thermal Power Styria GmbH & Co KG, which had taken over the thermal power plants of STEWEAG, was merged with ATP KG as of December 31, 2001.

The transactions are essentially exchanges, with the consideration for integrating the companies taking the form of interests in the receiving companies. There were also additional contributions in order to establish the shareholder structure as planned. The transactions were recorded in the balance sheet using the purchase method of IAS 22. The acquisition costs for the companies purchased amounted to a total of € 308.5 million. The difference between the acquisition costs and the market value of the net assets acquired resulted in goodwill of € 110.7 million with respect to the at equity participation in SSG. Fair values were determined using external valuation reports.

The effects of these transactions brought about considerable changes to the consolidated balance sheet as of January 1, 2002:

€ million			
Assets	**After restructuring**	**Prior to restructuring**	**Change**
Non-current assets	**6,932.1**	**6,490.9**	**441.2**
Intangible assets and goodwill	13.0	71.8	-58.8
Property, plant and equipment	4,488.4	4,200.3	288.1
Participating interests	687.6	428.4	259.2
Other long-term investments and deferred taxes	1,743.1	1,790.4	-47.3
Current assets	**736.1**	**589.3**	**146.8**
Inventories	20.2	21.6	-1.4
Receivables and other assets	635.9	341.2	294.7
Cash and cash equivalents	80.0	226.5	-146.5
Assets	**7,668.2**	**7,080.2**	**588.0**

€ million			
Liabilities and shareholders' equity	**After restructuring**	**Prior to restructuring**	**Change**
Shareholders' equity	**1,010.0**	**1,010.0**	**0.0**
Minority interests	**133.4**	**127.8**	**5.6**
Long-term liabilities	**5,284.7**	**5,113.4**	**171.3**
Financial obligations	3,755.2	3,597.6	157.6
Provisions and liabilities	767.1	729.7	37.4
Contributions to building costs and deferred income and assets	762.4	786.1	-23.7
Short-term liabilities	**1,240.1**	**829.0**	**411.1**
Financial obligations	467.3	447.4	19.9
Provisions and liabilities	772.8	381.6	391.2
Liabilities and shareholders' equity	**7,668.2**	**7,080.2**	**588.0**

The restructuring affects the group's income statement for 2002 primarily, when compared to the previous year, by way of the elimination of income and expenses, which were included the year before, of Steiermärkische Elektrizitäts-Aktiengesellschaft (consolidated sales 2001: € 127.2 million; consolidated operating result: € 15.5 million). By acquiring the power plants of Steirische Wasserkraft- und Elektrizitäts-Aktiengesellschaft, the income and expenses of the hydropower subdivision was added to VERBUND-Austrian Hydro Power AG and those of the thermal power subdivision to VERBUND-Austrian Thermal Power GmbH & Co KG.

The subgroup financial statements of ENERGIA Holding S.p.A were included in the consolidated financial statements on the basis of at equity consolidation. In ENERGIA Holding S.p.A, the wholly owned subsidiary of Verbundgesellschaft, VERBUND Italia S.p.A, has a share of 26.60 %.

Affiliated companies not included in the consolidated statements (see "Group companies of Verbundgesellschaft 2002") do not, as a whole, have any considerable influence on the consolidated financial statements.

Apart from the parent company, the following companies are consolidated:

Company	Type of consolidation[1]	Group share %	Minority share %
VERBUND-Austrian Power Grid AG	FC	100.00	0.00
VERBUND-Austrian Power Trading AG	FC	100.00	0.00
VERBUND Management Service GmbH	FC	100.00	0.00
VERBUND-Telekom Service GmbH	FC	100.00	0.00
VERBUND-Finanzierungsservice GmbH	FC	100.00	0.00
VERBUND ITALIA S.p.A.	FC	100.00	0.00
VERBUND-Austrian Hydro Power AG	FC	80.34	19.67
VERBUND-Austrian Power Vertriebs GmbH	FC	75.00	25.00
VERBUND-Austrian Thermal Power GmbH	FC	59.49	40.51
VERBUND-Austrian Thermal Power GmbH & Co KG	FC	55.65	44.35
Ennskraftwerke Aktiengesellschaft	EQ	50.00	50.00
Donaukraftwerk Jochenstein Aktiengesellschaft	EQ	50.00	50.00
Österreichisch-Bayerische Kraftwerke Aktiengesellschaft	EQ	50.00	50.00
Grenzkraftwerke Gesellschaft mbH	EQ	40.17	59.83
KELAG-Kärntner Elektrizitäts-Aktiengesellschaft	EQ	35.12	64.88
STEWEAG-STEG GmbH	EQ	34.57	65.43
ENERGIA Holding S.p.A.	EQ	26.60	73.40

1) FC=full consolidation; EQ=at equity consolidation;

In 2002, Österreichische Elektrizitäts-Aktiengesellschaft and the provincial utilities conducted intensive talks on an Austrian solution for the electricity sector. Österreichische Elektrizitätswirtschafts-Aktiengesellschaft and the companies of EnergieAllianz entered into a syndicate agreement and other relevant implementation agreements, subject to antitrust approval. As part of the Austrian electricity solution, there is to be cooperation in electricity trade and in sales to large customers.

2.2 Consolidation methods. Capital consolidation is carried out using the purchase method by setting off the acquisition costs of interests against the group's share in the revaluated shareholders' equity of the consolidated subsidiaries at the time of acquisition. The amount of acquisition costs exceeding the prorated shareholders' equity is stated as goodwill. Group-internal transactions, accounts receivable and payable and intercompany profits are eliminated.

Associated companies are consolidated using the equity method.

3. Accounting and valuation methods

Intangible assets and property, plant and equipment. Intangible assets acquired against payment are stated in the balance sheet at acquisition cost less scheduled and non-scheduled straight-line depreciation.

As for self-developed intangible assets, the development time is broken down according to research and development. The costs accrued during the research phase are stated immediately as affecting the current result. Expenses accrued during the development phase are, on principle, capitalized in the amount of their development costs from the time they meet all capitalization requirements under IAS 38. Since these capitalization requirements were not met, or in the case of non-essential amounts, all development costs, so far, of the Verbund group have been stated as affecting the result in the period in which they accrued.

Plant, property and equipment are stated at acquisition and production cost less scheduled and non-scheduled straight-line depreciation.

Under the production cost of self-constructed plant and equipment, appropriate overhead expenses for material and labor have been included in addition to direct costs. Interest on borrowings was capitalized until 1989.

Scheduled depreciation of intangible assets and of depreciable plant, property and equipment is based on the expected useful life of the assets. Within the group, the following rates of depreciation and useful life are applied:

	Rate of depreciation %	Useful life Years
Intangible assets		
Electricity-purchase rights	3.3	30
Rights to telecom facilities	10.0	10
Other rights	5.0	20
Goodwill	6.7	15
Buildings		
Residential, office and plant	2.0	50
Other plant facilities	5.0	20
Hydroplant buildings	1.3	75
Technical plant and machinery		
Turbines	3.3	30
Other machinery	4.0 or 5.0	20 or 25
Generators, transformers	3.3	30
Other electrical installations	5.0	20
Telecom installations	10.0	10
Transmission lines	2.0	50
Office and plant equipment	10.0 – 25.0	4 – 10

Participating interests. Shares in non-consolidated affiliated companies and other participating interests whose market value cannot be determined accurately are stated at acquisition cost. On the respective balance-sheet date, the accounts are examined to see whether there are any indicators of impairment; if necessary, an impairment test under IAS 36 will have to be carried out.

The acquisition costs of the interests included on the basis of the equity method are increased or decreased by the changes to shareholders' equity each year depending on the capital share held by Verbund.

Securities and loans. Securities, except for securities acquired in connection with cross border leasing transactions (see below), are classified as "available for sale". All buys and sells are recorded in the balance sheet with the trading date. The valuation in the balance sheet is based on the market value, calculated from share prices. Changes in value are recorded immediately as affecting the result.

Interest-bearing loans constitute financial investments held to maturity and are stated in the balance sheet at acquisition cost, unless their value has to be adjusted for expected uncollectible portions.

Leased and leased out assets. If, in the case of leased out assets, all essential risks and rewards with respect to such assets are passed on to the lessee (financial leasing according to IAS 17), Verbundgesellschaft (as the lessor) will state the cash value of any future leasing installments as yet to be received, rather than the leased out asset, after having been set off against any prepayments already received. The difference between the cash value of the future leasing installments and the sum of the non-discounted leasing installments constitutes deferred income from interest and will be realized over the term of the agreements proportionate to the outstanding amount receivable. Similarly, in the case of leased property, plant and equipment, where Verbund holds all essential risks and rewards, the asset is capitalized under non-current assets and the cash value of the obligation is carried as a liability.

Impairment. Non-current assets - especially power plants - are audited on the balance-sheet date for signs of impairment. If such signs are found, the value in use or the higher net selling price will be determined for the asset. If it is below the carrying amount used for the item, unscheduled depreciation will be carried out for this item.

Between 1998 and 1999, the Verbund group implemented essential unscheduled depreciation of power plants using this accounting method.

Allowances for the effects of market deregulation (stranded costs). In July 2001, the European Commission approved of the Austrian procedure for granting allowances for investments and legal transactions that had become unprofitable in the wake of deregulation. The Austrian federal ministry for the economy and labor (BMWA) passed a decree, based on s. 69 ElWOG (Austrian Electricity Industry and Organization Act), which regulated the procurement and payout of allowances and grants for the power plant Voitsberg and the coal-supply agreement with GKB-Bergbau GmbH. Under this decree, VERBUND-Austrian Thermal Power AG, which is now VERBUND-Austrian Thermal Power GmbH & Co KG, is entitled to grants of about € 92.8 million until 2007. By December 31, 2002, a total amount of € 23.6 million (€ 11.3 million in 2002) had been paid out. The remainder of the entitlement is included under other receivables with a present value of € 27.5 million.

Inventories. Primary energy sources, raw materials and supplies are stated in compliance with the lower-of-cost-or-market principle. Stocks of supplies and replacement parts valuated on the basis of the moving-average-price method are subject to a sampling-type inventory. Inventory risks resulting from the storage period and reduced usability have been accounted for by means of value discounts based on empirical data. Work in progress is stated at production cost. Production costs comprise direct material and labor costs as well as material and labor overheads that can be allocated systematically.

Receivables and other assets. Current accounts receivable are stated at acquisition cost less value adjustments for expected uncollectible amounts. Other assets are valuated at acquisition cost less unscheduled depreciation.

Non-current accounts receivable are stated at present value.

Financial obligations. Upon recognition, liabilities are stated in the amount of the actual inflow less transaction costs. Premiums, discounts or other differences between the amount received and the repayment amount are stated in the finance result, distributed across the financing term.

Obligations to employees

Pensions and similar obligations. Due to plant agreements and contracts, employees must receive pension payments upon taking retirement and upon meeting certain conditions. These defined-benefit pension commitments are partially offset by the pension-fund assets of VERBUND Pensionskasse Aktiengesellschaft earmarked for this purpose. To the extent that these defined benefit obligations must be met by VERBUND Pensionskasse Aktiengesellschaft, the employer is obliged to make contributions in case there is not enough coverage by pension fund assets.

The pension provision was stated according to IAS 19 (Employee Benefits) using the projected unit credit method; all actuarial profits/losses were immediately realized in full. All expenses or income related to this provision are stated under payroll and related expenses. The pension obligations were determined by way of actuarial expert's opinions for the effective dates January 1 and December 31, 2002.

The calculations as of December 31, 2002 and 2001, are based on the assumptions contained in the table below.

The calculations are based on "AVÖ 1999-P – Actuarial Assumptions for Pension Insurance – Pagler & Pagler", as applied to employees.

The pension-fund assets are invested primarily, by the pension fund, in different investment funds in compliance with the provisions of the Pension Fund Act.

Similar obligations comprise the premiums that need to be paid for the supplementary health insurance following retirement. The provisions were calculated in the same manner as the pension provision.

	2002	2001
Rate/interest	5.75 %	5.75 %
Pension increases	1.50 %	2.00 %
Salary increases	2.50 %	2.50 %
Fluctuation	none	none
Retirement age - women	56.5	56.5
Retirement age - men	61.5	61.5
Expected long-term return on fund assets	7.25 %	7.25 %

Severance payments. Due to statutory commitments, employees receive a one-off severance payment in the event of termination or at the time of retirement. The amount of such payment depends on the number of years of employment and the salary drawn at the time of termination/retirement. A provision for this obligation is set up. This provision was calculated according to IAS 19 using the projected unit credit method, applying an accumulation period of 25 years. These calculations are based on the same assumptions as those applied to the pension provision.

All employment contracts that commence after December 31, 2002, according to the employment contract, do not create, for employees, a direct claim for severance payment against the employer; instead, the employer will pay, each month, 1.53 % of the remuneration into a corporate employee-benefits fund, where all those contributions will be deposited into an account of the employee. The severance payment consists of the contributions paid in plus investment income and will never be lost, regardless of the manner in which employment is terminated. With this new model for severance payment, the employer is only responsible for making regular contributions; as a result, there is no requirement to create a separate provision.

Provisions. Other provisions are set up if the company has a legal or constructive obligation to a third party due to a past event and if it is likely that such obligation will result in an outflow of funds. Such provisions are stated at such value as can be determined at the time the annual financial statements are compiled, on the basis of the best estimate. If such amount cannot be reasonably estimated, no provision will be created. If the present value of the provision, determined on the basis of a customary interest rate, differs greatly from the nominal value, the provision will be stated at the present value of the obligation.

Trade accounts payable and other liabilities. Trade accounts payable and other liabilities are stated at the net book value, equivalent to the repayment amount.

Cross border leasing. VERBUND-Austrian Hydro Power AG concluded several cross border leasing transactions during the fiscal years 1999 to 2001. In the process, power plants were leased to US investors and, at the same time, leased back on the basis of a financial-leasing agreement. As a result, VERBUND-Austrian Hydro Power AG remains the beneficial owner. The terms of these agreements range from 48 to 56 years.

The funds received from the lease were invested either in high-grade securities (except for the cash-value advantage remaining with VERBUND-Austrian Hydro Power AG) or in financial institutions of a high-grade credit rating in the form of loans to cover future leasing installments. The cash-value advantage will be released to other operating income over the term of the agreement.

For the cross border leasing transactions concluded by the end of the year 2000 both the equity portion and the loan portion were fully covered by the acquisition of securities or loans to financial institutions. These loans are collateral promise agreements with financial institutions of a high-grade credit rating. With respect to the portion of leasing liabilities not yet repaid, Verbundgesellschaft has a secondary liability. Apart from the rights of recourse vis-à-vis the main debtors, there are also counterguarantees of financial institutions, provincial companies and regional authorities ("Gewährsträgerhaftung"). According to the transitional provisions of IAS 39, these debts were not subsequently included in the balance sheet.

The maturities and nominal amounts of the investments and loans were reconciled in accordance with the conditions of each obligation. In addition, it was necessary to apply valuations and prepare the balance sheet using the respective USD exchange rate on the reporting date because of the application of IAS 39 starting on January 1, 2001. Valuation expenses and valuation income are fully equal in terms of value and value dates.

A transaction concluded in 2001 did not result, at first, in the acquisition of securities or payments to credit institutions. The inflow was used in full as finance capital. In order to avoid foreign-exchange risk, appropriate forward transactions were carried out.

In the case of one cross border leasing transaction, the agreements were restructured during the year under review, which resulted in an additional cash-value advantage; otherwise the structure of the transaction remained unchanged.

Taxes on income. Income tax expenses stated for the fiscal year comprise the income tax calculated for the individual companies based on their taxable income and the tax rate to be applied, the reversal of provisions due to tax audit findings and changes to tax accrual and deferral.

Deferred tax assets and liabilities are determined using the balance sheet liability method under IAS 12 for all temporary differences between the accounting and tax bases of assets and liabilities as recognized in the IAS/IFRS consolidated financial statements and in the individual company's tax balance sheet. In addition, the tax advantage from existing losses carried forward that is likely to be realized is included in the calculation as well. Exceptions to this rule are differences from goodwill that is not tax-deductible and temporary differences in connection with participating interests.

Financial result. The financial result comprises interest accrued and similar expenses. In addition, foreign-exchange gains and losses in connection with financing, interest accrued for long-term provisions (except for personnel provisions) as well as interest expenses and income resulting from short-term interim investments are included here. Changes from the valuation of financial obligations for the pre-financing of the building-cost contributions of the Republic of Austria as well as the corresponding interest paid and received are not shown in the income statement, because this item is economically closed.

Result from long-term investment. The result from financial investments contains, essentially, dividend income as well as price gains and losses from investment funds held to cover social capital. In addition, it includes income from external loans.

Exchange-rate conversions. Receivables and payables denominated in foreign currencies including deposits at financial institutions are stated at the foreign-exchange benchmark rate of the European Central Bank on the balance-sheet date. The exchange rates of the main currencies requiring conversion have developed as follows:

		ECB foreign-exchange benchmark rate		Annual average rate	
Country	**Currency**	**31.12.2002**	**31.12.2001**	**2002**	**2001**
Japan	1 € = JPY	124.39	115.33	118.06	108.73
Switzerland	1 € = CHF	1.4524	1.4829	1.4672	1.5104
USA	1 € = USD	1.0487	0.8813	0.9449	0.8956

Derivative financial instruments. In order to defer and control existing foreign-currency and interest-rate risk, certain derivative financial instruments are used, in particular currency forwards and interest-rate swaps. Two derivative instruments were also concluded for trading purposes.

Since January 1, 2001, derivative financial instruments, due to changes created by IAS 39, have been stated at acquisition cost upon conclusion of the contract and stated at market value in the following periods. The treatment of unrealized valuation gains or losses depends on the type of transaction.

The market value of currency forwards is determined by the forward rates prevailing on the balance-sheet date. In the case of OTC transactions not traded through the stock exchange, the prices for similar transactions as well as unwind offers of the respective business partners are used.

The market value of interest-rate swaps is equivalent to the value that Verbund would receive or pay upon the unwinding of the transaction on the balance-sheet date. Current market trends, especially current interest-rate levels and yield curves, are taken into consideration.

Hedging. Unrealized profits or losses from hedging transactions that meet the criteria for hedge accounting under IAS 39 are stated as follows:

Hedging of future variable payment flows. Unrealized valuation results from derivative instruments that are used to hedge variable payment flows from future transactions or assets/liabilities are included directly in the shareholders' equity following appropriate efficiency tests.

Fair-value hedges. Verbund uses derivative financial instruments to hedge against fair-value losses affecting its recognized assets or liabilities. For this purpose, the following groups need to be differentiated:

There are long-term receivables and loans to the Republic of Austria as well as corresponding financial obligations resulting from the pre financing of the building-cost contributions on account of the Republic of Austria. On the order of the Republic of Austria, for some financial obligations derivative transactions (interest-rate swaps) were concluded. Fluctuations in the market value of loans and receivables resulting from changes in interest rates are perfectly hedged by way of swaps, that is, fair-value swaps.

In the case of certain cross border leasing transactions, investments result in variable return, which is offset by fixed obligations. To avoid risk, derivative transactions were concluded (interest-rate swaps) for the financial obligations, and they too were qualified as fair-value hedges.

In contrast to the transactions mentioned before, parts of the funds regarding the transaction concluded in 2001 were used for financing. To avoid the resulting foreign-exchange risk, appropriate currency forwards were concluded. These, too, are considered fair-value hedges.

Some derivative instruments, which hedge against economic risk and comply with the risk-management rules of Verbund, however, do not meet the criteria for hedge accounting under IAS 39. The valuation result from the adjustment of the change in the fair value of these derivative instruments is stated in the income statement.

Realization of sales revenue. Revenue from electricity sales to large customers is realized at the time of performance, as is revenue from grid services. Revenue in the small-customer segment, which is settled annually and subsequently, is recorded on the basis of "account invoices". Revenue from personnel secondments and consulting/planning services are recorded on the basis of the actual number of hours worked. Revenue from long-term construction is recognized in accordance with the percentage-of-completion method under IAS 11 (Construction Contracts).

Earnings per share. Earnings per share are calculated by dividing the group result by the weighted average number of shares in circulation in 2002 (30,762,440; previous year: 30,803,972). There were no rights issues.

II. Notes to the income statement

1 Segmental reporting and sales revenue

1a Segmental reporting according to business segments

Principle of segmental allocation. Under section 8 (3) ElWOG (Electricity Industry and Organization Act), electricity companies must prepare, and publish in the appendix, separate balance sheets and income statements for each of these areas: generation, transmission and distribution - if they operate in at least two of these. Verbund's segmentation was based on the provisions of ElWOG. Since generation derives its sales predominantly from business with other segments, it is considered an internal segment and, under IAS 14.35, does not have to prepare separate reports. Generation, therefore, is stated under electricity trade and distribution.

In the previous year, revenue from the distribution business of Steiermärkische Elektrizitäts-Aktiengesellschaft - as well as the telecom activities of VERBUND-Telekom Service GmbH - were contained in the segment "Others/Holding", because the segment sales, assets and liabilities accounted for less than 10 % of the corresponding group figures. In addition, this segment comprises, under IAS 14.20, the financing function of Verbundgesellschaft and VERBUND-Finanzierungsservice GmbH as well as the shared services center of VERBUND Management Service GmbH.

Internal sales are always settled at generally accepted market terms.

Segmental reporting (business segments)

€ million					
31.12.2002	Electricity[1]	Transmission	Others/ Holding	Elimination	Total Group
External sales	1,795.7	265.4	11.1	0.0	2,072.2
Internal sales	95.9	42.8	50.5	-189.2	0.0
Total sales	**1,891.6**	**308.2**	**61.6**	**-189.2**	**2,072.2**
Depreciation and amortization	-140.8	-48.3	-8.9	4.5	-193.5
Expenses/income (excl. depreciation and amortization)	-1,499.4	-166.9	-66.0	184.7	-1,547.6
Operating result (EBIT)	**251.4**	**93.0**	**-13.3**	**0.0**	**331.1**
Unscheduled depreciation and amortization	-2.5	0.0	0.0	0.0	-2.5
Result of companies consolidated at equity	3.2	0.0	0.0	0.0	3.2
Carrying amount of companies consolidated at equity	386.4	0.0	0.0	0.0	386.4
Carrying amount of segment assets	5,784.3	864.1	1,399.6	-1,129.9	6,918.1
Segment liabilities	-4,755.8	-657.8	-1,344.3	1,129.9	-5,628.0
Investment in non-current intangible assets and plant, property and equipment	28.0	12.0	7.6	0.0	47.6

1) Including internal segment "generation"

€ million					
31.12.2001	Electricity[1]	Transmission	Others/ Holding	Elimination	Total Group
External sales	1,348.4	251.3	85.1	0.0	1,684.8
Internal sales	57.3	42.2	58.7	-158.2	0.0
Total sales	**1,405.7**	**293.5**	**143.8**	**-158.2**	**1,684.8**
Depreciation and amortization	-123.6	-49.6	-23.6	4.9	-191.9
Expenses/ income (excl. depreciation)	-1,063.6	-172.8	-93.1	153.3	-1,176.2
Operating result (EBIT)	**218.5**	**71.1**	**27.1**	**0.0**	**316.7**
Unscheduled depreciation and amortization	-1.1	-0.1	0.0	0.0	-1.2
Result of companies consolidated at equity	5.5	0.0	-1.6	0.0	3.9
Carrying amount of companies consolidated at equity	50.9	0.0	90.4	0.0	141.3
Carrying amount of segment assets	5,320.8	909.1	1,606.3	-834.7	7,001.5
Segment liabilities	-4,511.4	-767.9	-1,473.2	834.7	-5,917.8
Investment in non-current intangible assets and plant, property and equipment	20.1	13.5	18.1	0.0	51.7

1) Including internal segment "generation"

1b Sales revenue and geographical segmental reporting

€ million	2002	2001
Domestic electricity sales	677.2	**545.9**
To energy utilities	541.6	417.1
To industrial and commercial customers	135.6	128.8
Electricity exports	1,090.9	**772.1**
To EU member states	884.0	619.8
To other countries	206.9	152.3
Subtotal electricity sales	1,768.1	**1,318.0**
Revenue from grid services	259.6	309.3
Subtotal electricity and grid sales	2,027.7	**1,627.3**
Staff secondments	11.0	12.4
Sales revenue from consulting/planning services and other services	13.8	31.7
Revenue from district-heating sales	14.1	0.4
Establishment of customer facilities (STEG)	0.0	4.0
Revenue from sales of waste products/coal/fuel oil	1.2	3.9
User and management fees	4.4	5.1
Sales revenue	2,072.2	**1,684.8**
Domestic sales revenue	981.3	**912.7**
Sales revenue abroad	1,090.9	**772.1**

The decline in sales revenue from consulting/planning services and other services is the result of lower revenue from the Austrian federal ministry for infrastructure for sludge disposal around locks as well as lower revenue from project/planning services. Also, this item includes an adjustment for long-term construction.

The increase in revenue from district-heating sales is due to the thermal power plants that were transferred from Steirische Wasserkraft- und Elektrizitäts-Aktiengesellschaft to VERBUND-Austrian Thermal Power GmbH & Co KG.

The geographical segmentation comprises the breakdown of sales revenue according to domestic, EU states and other countries. Since Verbund does not have generation capacities for the export market, the assets and investments allocated to exports are of lesser importance.

For more information on income from plant allowance under ElWOG, see "Accounting and Valuation Methods".

Income from the reversal of provisions concerns primarily provisions for maintenance and administrative expenses.

Income from the disposal of plant, property and equipment and intangible assets concerns, primarily, the sale of an administrative building and the sale of company-owned dwellings.

2 Other operating income and changes in inventory

€ million	2002	2001
Pro-rata temporis reversal of building-cost contributions	18.6	19.0
Income from the reversal of provisions	13.5	6.7
Income from the disposal and write-up of plant, property and equipment and intangible assets	11.2	5.7
Income from various goods and services	8.0	9.8
Income from plant allowance under ElWOG	5.1	42.4
Changes in inventory and own work capitalized	4.1	6.1
Tenancy and leasing income	2.9	2.6
Revenue from insurance claims	1.5	2.7
Income from social amenities	0.7	1.2
Income from material sales	0.4	0.5
Other	7.0	8.2
Other operating income and changes in inventory	**73.0**	**104.9**

3 Expenses for electricity purchases, fuel and other purchased production services

€ million	2002	2001
Expenses for electricity purchases	1,031.4	733.7
Expenses for system use	56.6	36.6
Use of fuels and expenses for other purchased services	99.6	82.0
Expenses for electricity purchases, fuel and other purchased production services	**1,187.6**	**852.3**

The increase in expenses for electricity purchases and system use is mainly due to the expansion of the electricity trade and grid fees accrued as a consequence of supplies to end customers as of October 1, 2001.

Increased fuel expenses are mainly the result of the thermal power plants that have been integrated in the wake of the restructuring transactions.

4 Payroll and related expenses

In the previous year, the statutory social expenses contained expected municipal tax expenses for previous periods in connection with past pension payoffs in the amount of € 6.6 million.

In continuation of current early-retirement programs, an amount of € 10.0 million (previous year: € 34.5 million) was added to the early-retirement provisions. Just like the year before, the development of stock prices brought about a valuation loss with respect to the fund assets of € 11.1 million (previous year: € 5.5 million), which resulted in an increase in pension expenses. The pension-fund contributions to the defined-contribution Investment and Risk Community (Veranlagungs- und Risikogemeinschaft) amounted to € 5.3 million (previous year: € 4.6 million).

€ million	2002	2001
Wages und Salaries	168.9	173.4
Expenses for statutory social security as well as charges and compulsory contributions based on benefits	39.1	46.5
Other social expenses	3.9	3.8
Subtotal	**211.9**	**223.7**
Expenses for severance payments	11.0	13.6
Expenses for pensions	44.6	60.8
Payroll and related expenses	**267.5**	**298.1**

5 Other operating expenses

€ million	2002	2001
External services received	63.7	39.0
Costs for allocated staff, temporary staff	14.2	12.2
Valuation of receivables	12.5	7.9
Legal, consulting and auditing fees	10.7	13.1
Travel expenses, staff training	9.2	10.4
Material costs for motor-vehicle operation and maintenance	8.7	7.5
Advertising expenses	6.5	8.1
Insurance	6.4	4.4
Compensation payments	6.2	2.5
Expenses for Elektrizitäts-Control GmbH	6.0	5.7
Other operating taxes	4.6	2.3
Operating costs	3.8	2.8
Fees	2.7	2.8
Rent, leasing	2.5	2.3
Communication	2.2	2.6
Membership fees	1.6	1.6
Losses from disposal of non-current assets (except long-term investments)	0.3	0.5
Other items	3.6	5.0
Other operating expenses	165.4	130.8

The item "external services received" contains expenses for the regular overhaul and maintenance of energy-generation and transmission facilities. The rise, over the previous year, is due to higher expenses caused by the take-over of the thermal power plants from Steirische Wasserkraft- und Elektrizitäts-Aktiengesellschaft. Another contributing factor, under this heading, was the damage caused by the floods in March and August.

6 Financial result

€ million	2002	2001
Interest and similar income	112.3	101.9
Exchange gains from financial obligations	9.6	12.7
Interest and similar expenses	-227.3	-228.5
Exchange losses from financial obligations	-10.6	-12.0
Fair-value fluctuations IAS 39 (valuation result from financial instruments)	-8.1	-5.3
Finance result	-124.2	-131.2

The improvement in the financial result is primarily due to lower exchange-rate losses from the foreign-currency valuation and lower interest expenses. In addition, the financial result was further improved by closing an interest liability. The valuation of derivative transactions at fair value resulted in expenses of € 8.1 million (previous year: € 5.3 million).

7 Result from participating interests

amount of € 0.02 million (previous year: € 0.1 million). Expenses from affiliated non-consolidated companies include integration losses in the amount of € 0.2 million (previous year: € 0.5 million) and a provision for restructuring relating to a non-consolidated affiliated company in the amount of € 4.2 million. Other investment income includes income from the participating interest in EVN AG in the amount of € 2.4 million (previous year: € 3.6 million).

€ million	2002	2001
Investment income from associated companies consolidated at equity	3.2	3.9
Investment income from affiliated non-consolidated companies	2.8	0.8
Expenses from affiliated non-consolidated companies	-4.5	-0.5
Other investment income	4.2	5.2
Result from participating interests	5.7	9.4

The at equity result of the year also contains the amortization of goodwill in the amount of € 8.3 million for STEWEAG-STEG GmbH (included for the first time). Also, investment income from affiliated non-consolidated companies contains income from Verbundplan Birecik Baraji Isletme Ltd.Sti. in the amount of € 2.0 million (previous year: € 0.3 million) and income from profit/loss pooling agreements in the

8 Result from long-term investment

The result from financial investments contains, essentially, dividend income as well as write-downs on investment funds held to cover social capital. In addition, it includes income from external loans.

9 Taxes on income

€ million	2002	2001
Current tax expenses (Thereof tax income from prior periods € 8.8 million; prev. year: expenses € 6.6 million)	4.7	31.1
Changes in deferred income taxes	40.3	40.7
Taxes on income	45.0	71.8

The tax income from prior periods arises from the final conclusion of a tax audit.

Tax expenses for 2002 of € 45.0 million undershot the calculated tax expenses of € 70.7 million by € 25.7 million; such calculated tax expenses would result from the application of a tax rate of 34 % to the profit before tax (€ 207.9 million). The causes of this difference between the calculated and the stated tax expenses within the group can be shown as follows: Investment and other premiums were stated in such manner as to reduce tax expenses.

The differences between the values used in the tax balance sheet and the IAS/IFRS balance sheet as well as the tax-loss carryforwards as of the balance-sheet date result in the following deferred taxes, as can be seen below.

€ million	2002	2001
Calculated tax expenses	70.7	66.1
Less minority interest limited partnership ("KG")	-1.4	0.0
Tax relief due to		
tax-exempt investment income	-3.0	-2.9
tax-exempt transfer of the provision for severance payments contained in the tax balance sheet, pursuant to s.124 (b) Z68 EStG (Income Tax Law)	-17.8	0.0
investment and other premiums	-0.2	0.0
Increases in tax expenses due to		
non-tax-effective write-down of goodwill	0.3	2.8
adjustment of losses brought forward due to future realization	0.0	8.1
other items	2.0	0.5
Income tax expenses for the period	**50.6**	**74.6**
Tax income for prior periods (current and deferred)	-5.6	-2.8
Income tax expenses stated	**45.0**	**71.8**

€ million	2002	2001 after changes in companies consolidated	2001 before changes in companies consolidated	Changes in companies consolidated
Provisions for pensions and severance payments	69.9	54.4	53.2	1.2
Plant allowances due to market deregulation	154.9	172.1	172.1	0.0
Financial instruments	8.0	7.7	7.7	0.0
Tax-loss carryforwards	19.8	56.9	47.5	9.4
Deferred tax assets	**252.6**	**291.1**	**280.5**	**10.6**
Special tax depreciation	-123.6	-122.0	-123.0	1.0
Property, plant and equipment	-165.5	-149.2	-78.4	-70.8
Other	19.0	3.1	-0.3	3.4
Deferred tax liabilities	**-270.1**	**-268.1**	**-201.7**	**-66.4**
Recognition of deferred taxes (netted; + asset/- provision)	**-17.5**	**23.0**	**78.8**	**-55.8**

For information on the changes in the opening balance of deferred taxes due to the restructuring transactions, please refer to the section "Consolidated companies".

The deferred tax assets recognized as of December 31, 2001 (after changes in consolidated companies) changed, income statement effective, in 2002 by € 40.3 million, and thus turned into a provision. By applying IAS 39, the deferred tax assets for financial instruments were reduced by € 0.2 million, which amount was charged directly against shareholders' equity.

Given the current tax regulations, it may be assumed that the differences resulting, essentially, from retained earnings and uncovered losses between the tax value of the interest and the proportional share of shareholders' equity of the subsidiaries included in the consolidated financial statements will largely remain tax-exempt. Therefore, no deferred taxes were recognized for these differences. Under IAS 12, deferred tax assets were capitalized for loss carryforwards when they were reasonably expected to be set off against future taxable profits. Pursuant to Austrian tax law, there are no time limits on the realization of loss carryforwards at this point.

III. Notes to the balance sheet

Non-current assets

10 Intangible assets and goodwill

€ million	Intangible assets	Goodwill
Acquisition cost as of 01.01.2002	197.3	122.4
Changes in companies consolidated	-85.9	-120.9
Additions	2.6	0.0
Disposals	-2.0	0.0
Repostings	0.0	0.0
Acquisition cost as of 31.12.2002	**112.0**	**1.5**
Accumulated amortization as of 01.01.2002	167.2	80.7
Changes in companies consolidated	-68.2	-79.8
Amortization 2002	2.5	0.3
Thereof unscheduled	0.2	0.0
Disposals	-1.6	0.0
Repostings	0.0	0.0
Accumulated amortization as of 31.12.2002	**99.9**	**1.2**
Net carrying amount as of 31.12.2002	12.1	0.3
Net carrying amount as of 31.12.2001	30.1	41.7

Intangible assets are licenses, industrial property rights, electricity-purchase rights, water rights, software, user rights for plants owned by third parties and licenses derived therefrom.

11 Property, plant and equipment

€ million	Real property and buildings	Machinery	Electrical installations	Power lines	Office and plant equipment	Prepayments made, assets under construction and projects	Total
Acquisition/ production cost as of 01.01.2002	5,012.7	1,842.3	1,967.1	1,081.3	129.2	97.6	10,130.2
Changes in companies consolidated	244.1	85.9	-31.3	-196.4	-16.3	5.8	91.9
Additions	2.0	1.4	11.1	2.4	6.7	21.4	45.0
Disposals	-13.1	-2.3	-17.2	-7.2	-8.7	0.0	-48.5
Repostings	0.3	0.2	5.8	4.6	0.3	-11.0	0.0
Acquisition/ production cost as of 31.12.2002	**5,245.9**	**1,927.5**	**1,935.5**	**884.7**	**111.1**	**113.8**	**10,218.5**
Accumulated depreciation as of 01.01.2002	2,264.5	1,532.3	1,491.7	457.1	110.3	74.0	5,929.9
Changes in companies consolidated	-14.5	2.7	-69.4	-103.0	-14.0	1.8	-196.2
Depreciation 2002	69.6	37.4	60.4	17.0	6.2	0.1	190.7
Thereof unscheduled	0.3	0.5	0.9	0.0	0.5	0.1	2.2
Write-ups	0.0	0.0	0.0	0.0	0.0	0.9	0.9
Disposals	-8.5	-1.7	-13.2	-6.5	-8.5	0.0	-38.4
Repostings	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Accumulated depreciation as of 31.12.2002	**2,311.1**	**1,570.6**	**1,469.5**	**364.6**	**94.1**	**75.1**	**5,885.1**
Net carrying amount as of 31.12.2002	2,934.8	356.9	466.0	520.1	17.0	38.6	4,333.4
Net carrying amount as of 31.12.2001	2,748.2	310.0	475.4	624.2	18.9	23.6	4,200.3

Additions to plant, property and equipment (€ 45.0 million) are, for example, the renovation of the energy control center in Carinthia of VERBUND-Austrian Hydro Power AG (€ 4.7 million), the renovation of the power descent of the power plant Kaprun of VERBUND-Austrian Hydro Power AG (€ 8.3 million), the partial reconstruction of the 110 kV line Arthurwerk-Timelkan of VERBUND-Austrian Power Grid AG (€ 2.4 million) as well as the additional retrofitting of the substations of VERBUND-Austrian Power Grid AG for remote-controlling (€ 2.4 million).

Together with the subdivisions of Steirische Wasserkraft- und Elektrizitäts-Aktiengesellschaft, the power plant Triebenbach was also taken over on the basis of a financial-leasing arrangement. This was included, as of December 31, 2002, under plant, property and equipment with a residual carrying amount of € 23.7 million.

The corresponding liability will be repaid, within a year, to the amount of € 0.7 million, in the following four years to the amount of € 2.3 million and then to the amount of € 20.7 million. The total of non-discounted leasing installments amounts to € 35.7 million, including the payment of the residual value. The leasing arrangement will end on April 30, 2015.

12 Amortization of intangible assets and depreciation of property, plant and equipment

The amortization of goodwill entirely relates to VERBUND-Austrian Hydro Power AG in the amount of € 0.3 million. The amortization of goodwill stated in the previous year was, essentially, for the deconsolidated company Steiermärkische Elektrizitäts-Aktiengesellschaft.

€ million	2002	2001
Scheduled depreciation and amortization	190.7	182.3
Unscheduled depreciation and amortization	2.5	1.2
Amortization of goodwill	0.3	8.4
Amortization of intangible assets and depreciation of property, plant and equipment	193.5	191.9

13 Associated companies at equity, interests in non-consolidated affiliated companies and other participating interests

The additions include, essentially, the granting of shareholders' contributions to VERBUND-BeteiligungsgmbH and the acquisition of shares in mastertalk Austria telekom Service GmbH & Co KG and in MyElectric Energievertriebs- und -dienstleistungs GmbH.

Disposals include primarily the sale of shares in VERBUND Pensionskasse Aktiengesellschaft.

Changes in the stated value of at equity consolidated companies are shown under additions/disposals.

€ million	Companies consolidated at equity	Interests in non-consolidated affiliated companies	Other participating interests	Total
Acquisition cost as of 01.01.2002	141.3	17.6	285.7	444.6
Changes in companies consolidated	259.2	0.0	-0.1	259.1
Additions	13.8	4.8	6.4	24.9
Disposals	-27.9	-4.7	0.0	-32.6
Acquisition cost as of 31.12.2002	**386.4**	**17.6**	**292.0**	**696.0**
Accumulated depreciation as of 01.01.2002	0.0	0.1	16.1	16.2
Changes in companies consolidated	0.0	0.0	0.0	0.0
Write-ups/depreciation	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	0.0
Accumulated depreciation as of 31.12.2002	**0.0**	**0.1**	**16.1**	**16.2**
Net carrying amount as of 31.12.2002	386.4	17.6	275.9	679.8
Net carrying amount as of 31.12.2001	141.3	17.6	269.6	428.4

14 Long-term investments - cross border leasing

€ million	Securities (loan stock rights) – cross border leasing	Other loans – cross border leasing	Total
Acquisition cost[1] as of 31.12.2001	527.9	659.0	1,186.9
Additions	0.0	0.0	0,0
Write-ups	27.9	58.2	86.1
Disposals	-3.8	-39.0	-42.8
Valuation IAS 39 at 31.12.2002	-83.9	-108.7	-192.7
Acquisition cost as of 31.12.2002	468.1	569.5	1,037.6

1) Acquisition cost equals net carrying amount

Notes to cross border leasing transactions can be found under "Accounting and valuation methods".

Securities are held until bullet maturity. They consist of American zero bonds (US Treasuries) with an amount at maturity of USD 1,512.5 million as well as medium-term notes with a nominal value of USD 57.3 million.

Of the securities, an amount of € 405.3 million is pledged (previous year: € 415.5 million).

15 Other long-term investments and other long-term receivables

€ million	Loans to non-consolidated affiliated companies	Loans to companies in which partici-pating intersts are held	Securities (loan stock rights) excl. cross border leasing	Other loans excl. cross border leasing	Total
Acquisition cost as of 01.01.2002	7.9	42.2	161.7	207.5	419.3
Changes in companies consolidated	0.0	0.0	7.7	0.2	7.8
Additions	0.8	0.5	3.9	0.2	5.4
Disposals	-0.8	-2.6	-14.8	-33.3	-51.5
Acquisition cost as of 31.12.2002	**7.9**	**40.1**	**158.4**	**174.6**	**381.0**
Accumulated depreciation as of 01.01.2002	0.5	0.0	31.6	0.7	32.9
Changes in companies consolidated	0.0	0.0	-0.7	0.0	-0.7
Write-ups/depreciation	0.0	0.0	12.6	-0.1	12.5
Disposals	0.0	0.0	-2.1	0.0	-2.1
Accumulated depreciation as of 31.12.2002	**0.5**	**0.0**	**41.5**	**0.6**	**42.6**
Net carrying amount as of 31.12.2002	7.3	40.1	116.9	173.9	338.3
Net carrying amount as of 31.12.2001	7.4	42.2	130.0	206.7	386.4
Other long-term receivables					
Net carrying amount as of 31.12.2002					153.3
Net carrying amount as of 31.12.2001					138.5
Total					
Net carrying amount as of 31.12.2002					491.6
Net carrying amount as of 31.12.2001					524.9

Loans to companies in which participating interests are held include an electricity prepayment to Österreichisch-Bayerische Kraftwerke Aktiengesellschaft (€ 39.6 million), which was reduced, as scheduled and on balance, by € 2.6 million in 2002.

Long-term securities (€ 116.9 million) primarily comprise shares in investment funds. These are used, essentially, as cover for the provisions for severance payments and pensions under ss. 14 and 116 EStG (Income Tax Law).

Other loans of € 173.9 million consist, essentially, of long-term receivables vis-à-vis the Republic of Austria from the pre financing of building-cost contributions on account of the Republic of Austria. The building-cost contributions were used to finance facilities of the Danube power plants used by the shipping industry. As for the loans, € 31.5 million (previous year: € 44.6 million) will come due within a year.

Other receivables are set off against prepayments received and include € 34.2 million (previous year: € 46.3 million) as the present value of future leasing installments for plants leased out by Verbund to a large customer (financial leasing under IAS 17).

The lease agreements will terminate on March 1, 2004, and September 1, 2010. The total of non-discounted future leasing installments amounts to € 37.6 million (previous year: € 51.9 million). Lease payments due within a year amount to € 10.3 million; lease payments due between 2003 and 2007 to € 31.0 million and € 3.2 million thereafter. € -1.8 million (previous year: € 2.3 million) is included in the sales revenue of 2002 as an adjustment for prior periods.

Other long-term receivables include receivables from the Republic of Austria in the amount of € 17.1 million (previous year: € 21.7 million).

Current assets

16 Inventories

€ million	2002	2001
Primary energy sources	17.6	11.4
Materials and supplies	3.9	5.1
Work in progress	2.4	5.1
Inventories	23.9	21.6

17 Receivables and other assets

€ million	2002	2001
Accounts receivable - trade	153.3	137.6
Receivables from no-consolidated affiliated companies	12.6	19.1
Receivables from companies in which participating interests are held	48.6	33.5
Other receivables and assets	40.9	46.0
Receivables and other assets	255.5	236.3

Other receivables include:

€ million	2002	2001
IAS 39 – fair values of financial instruments	81.6	47.3
Plant allowance under ElWOG	27.5	30.1
Republic of Austria (debt servicing)	21.1	26.3
Receivables from tax clearing	2.3	10.9
Other receivables from payroll	1.9	2.1
Prepayments made	0.3	0.4
Other	25.2	21.1
Other receivables	159.9	**138.2**

Of the other receivables stated, the following will come due after a year and will be stated under non-current assets:

€ million	2002	2001
IAS 39 – fair values of financial instruments	80.7	46.3
Plant allowance under ElWOG	21.3	24.2
Republic of Austria (debt servicing)	17.0	21.7
Other receivables due > 1 year	119.0	**92.2**

18 Short-term securities

As for securities, € 16.4 million accounts for Austrian mortgage bonds and bonds.

19 Cash and cash equivalents

€ million	2002	2001
Cash in banks	63.4	11.6
Short-term deposits (industry clearing)	4.0	214.8
Cash balance	0.1	0.1
Cash and cash items	67.5	**226.5**

The lock-in period of all short-term financial investments was less than three months at the time of the investment.

Shareholders' equity

The composition and development of shareholders' equity can be seen in the "Consolidated statement of changes in equity".

20 Share capital

The share capital is composed of:

15,101,800 individual share certificates (bearer shares category A) - 49 % of the share capital; 15,718,200 individual share certificates (registered shares category B) - 51 % of the share capital, authenticated by an interim certificate deposited with the Federal Ministry of Finance and made out in the name of the Republic of Austria.

21 Capital reserves

Appropriated capital reserves: € 10.9 million (previous year: € 10,9 million) is the portion of the statutory reserve that was not created from the net profit in previous years.

22 Profit reserves und accumulated results

Profit reserves result from the retained earnings from within the group. Of these reserves, the amount that can be distributed to the shareholders of the parent company is the item shown as "net profit for the year" in the individual accounts as of December 31, 2002, which are prepared in accordance with Austrian Accounting Standards.

In the fiscal year 2002, unrealized valuation gains from derivative instruments in the amount of € 0.2 million were included directly in shareholders' equity.

23 Own shares

At the 55th ordinary General Meeting of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft on March 19, 2002, a decision was taken to authorize the Managing Board of Verbundgesellschaft to acquire own shares up to no more than 10 % of Verbundgesellschaft's share capital for a duration of 18 months, taking into consideration existing own shares; under this provision, the lowest buyback price had to be € 50.0, and the highest € 150.0.

The buyback program started on May 6, 2002, and will probably end on March 19, 2003. The aim is to buy back up to 616,400 shares, that is, 2 % of Verbundgesellschaft's share capital.

In the fiscal year 2002, the company acquired own shares (individual share certificates) for € 4.1 million (49,359 certificates). On the balance sheet date, there were 82,139 share certificates (= 0.27 % of the share capital) (previous year: 32,780 certificates = 0.11 % of the share capital). This item reduces shareholders' equity by € 7.4 million (previous year: € 3.3 million).

On the balance sheet date, there were 30,737,861 shares (previous year: 30,787,220) in circulation.

24 Minority interests

Minority interests comprise the third-party shares in the shareholders' equity of the consolidated subsidiaries. Significant majority interests are held in VERBUND-Austrian Hydro Power AG (19.7 %), VERBUND-Austrian Thermal Power GmbH & Co KG (44.3 %), VERBUND-Austrian Thermal Power GmbH (40.5 %) and VERBUND-Austrian Power Vertriebs GmbH (25.0 %).

Long-term and short-term liabilities

Liabilities and provisions with a remaining term of up to one year were classified as short-term; those with a remaining term of more than one year were classified as long-term. Remaining terms are always calculated from the balance sheet date (December 31, 2002).

25 Long-term and short-term financial obligations

longer market-conforming; other repayments were made according to schedule. As for short-term financial obligations (cash advances), an amount of € 317.1 million was repaid and another € 19.1 million was raised on the money market.

As for financial obligations from cross border leasing transactions, write-ups in the amount of € 89.0 million and repayments of € 39.7 million were carried out.

As of December 31, 2002, discounts and financing

	Long-term		Short-term	
	31.12.2002	31.12.2001	31.12.2002	31.12.2001
Bonds	1,485.9	1,907.3	592.1	130.3
Payables to credit institutions	314.4	319.6	41.4	152.0
Financial obligations to others	118.0	108.8	18.3	151.1
Total financial obligations excl. cross border leasing	1,918.3	2,335.7	651.8	433.4
Financial obligations cross border leasing	1,155.6	1,261.9	4.0	14.0
Long and short-term financial obligations	3,073.9	3,597.6	655.8	447.4

Details on financial obligations for 2002 can be found in the appendix "Financial obligations".

Mortgage-backed loans from creditors amount to € 0.4 million (previous year: € 0.5 million).

No new long-term financial obligations were incurred during 2002. Long-term financial obligations, excluding cross border leasing transactions, were repaid in the total amount of € 129.7 million. Of these, € 8.7 million was paid in premature and unscheduled repayments due to interest that was no

costs of € 4.0 million (previous year: € 7.1 million) were deducted from financial obligations.

26 Long-term and short-term provisions

The provisions for pensions, similar obligations and severance payments are all considered long-term. For maturities of other provisions and provisions for taxes, please see below.

€ million	2002	2001
Provisions for pensions	260.4	239.8
Provisions for other post employment benefits	42.9	39.7
Provisions for severance payments	97.7	95.0
Other provisions	426.5	373.2
Provisions for taxes	9.7	24.6
Long and short-term provisions	837.2	772.3

Provisions for pensions. The provisions show the following development:

€ million	2002 Pensions obligations			2001 Pensions obligations		
	covered by fund assets	without fund assets	Total	covered by fund assets	without fund assets	Total
DBO[1] as of 01.01.	139.0	242.9	381.9	141.7	264.5	406.1
Changes in companies consolidated		29.0	29.0			
Closing statement of conversion 2000				-7.9	-1.6	-9.6
DBO at 01.01.	139.0	271.9	410.9	**133.7**	**262.9**	**396.5**
Service cost	0.2	0.3	0.5	0.1	0.2	0.3
Interest cost	7.9	14.6	22.5	7.6	14.5	22.1
less: pension payments	-3.1	-24.3	-27.4	-2.0	-24.0	-26.0
less: realized actuarial gain	-0.4	-14.0	-14.4	-0.5	-10.5	-11.1
DBO at 31.12.	143.6	248.5	392.1	**139.0**	**242.9**	**381.9**
Fund assets:						
Market value at 01.01.	-142.1	0.0	-142.1	-146.0	0.0	-146.0
Closing statement of conversion 2000				-0.8	0.0	-0.8
Market value at 01.01.	-142.1	0.0	-142.1	**-146.8**	**0.0**	**-146.8**
Contributions	-3.8	0.0	-3.8	-2.9	0.0	-2.9
Investment loss	11.1	0.0	11.1	5.5	0.0	5.5
Payouts	3.1	0.0	3.1	2.0	0.0	2.0
Market value at 31.12.	-131.7	0.0	-131.7	**-142.1**	**0.0**	**-142.1**
Recorded provision at 31.12.	11.9	248.5	260.4	**-3.1**	**242.9**	**239.8**

1) DBO = Defined Benefit Obligation (present value of the obligation)

Provisions for severance payments. The provisions show the following development:

€ million	2002	2001
DBO at 01.01.	95.0	-
Changes in companies consolidated	-0.8	-
DBO at 01.01.	94.2	93.7
Service cost	3.0	3.4
Interest cost	5.4	5.2
less: severance payments	-4.0	-11.2
Realized actuarial gain (-) / loss (+)	-0.9	3.9
DBO at 31.12.	97.7	95.0

Other provisions. The provisions show the following development:

€ million	Provisions for impending losses	Provisions for early retirement	Other personnel-related provisions	Other[1]	Total
Carrying amount 01.01.					
thereof > 1 year	32.5	81.8	1.1	21.9	137.3
thereof < 1 year	54.4	27.5	48.3	105.7	235.9
Total	86.9	109.3	49.4	127.6	373.3
Changes in companies consolidated	95.0	7.2	2.1	-0.1	104.3
Total 01.01.	**181.9**	**116.5**	**51.5**	**127.5**	**477.5**
New provisions	5.2	5.0	45.5	78.6	134.3
Additions from interest accrued	13.7	5.0	0.0	0.6	19.3
Repostings	1.7	0.0	0.9	-2.6	0.0
Appropriation	-57.8	-23.3	-42.4	-61.4	-184.9
Reversal	-1.5	-1.2	-3.2	-13.8	-19.7
Carrying amount 31.12.	**143.2**	**102.0**	**52.3**	**129.0**	**426.5**
thereof > 1 year	123.1	71.8	2.7	10.8	208.4
thereof < 1 year	20.1	30.2	49.6	118.2	218.1

1) For details, see following breakdown.

The provisions for impending losses from electricity-purchase agreements were formed in 1998 as a result of the expected impact of deregulation on the electricity market.

The value to be attributed for the electricity-purchase agreement concerned was calculated using a discounted cash flow method. Under this method, the valuation is based on an estimate of future inflows and outflows of funds. Discounting was subject to an interest rate of 7 %.

The provision for impending losses formed in 1998 in respect of a coal-supply agreement referred to the purchase of coals from GKB-Bergbau GmbH (see "Other obligations and risks). The provision was created for fuel cost no longer covered by future electricity sales. The changes are the result of the appropriate use of and interest accrued on the provisions.

In the fiscal year 2002, in the wake of the restructuring transactions, provisions for impending losses were taken over for the thermal power plants from STEWEAG in the amount of € 95.0 million.

The provisions for early retirement provide for bridging payments within the framework of the early-retirement models in the amount of € 102.0 million (previous year: € 109.3 million). These models allow employees to leave the company prior to the date of retirement under the General Social Security Act (ASVG).

Other staff-related provisions contain accruals for vacation entitlements, flextime balances and overtime and provisions for additional vacation pay, efficiency and anniversary bonuses.

Other long-term and short-term provisions can be broken down as follows:

€ million	Compen-sation payments	Decommis-sioning costs	Out-standing receipts for invest-ments	Mainte-nance expenses	Legal auditing and consulting expenses	Electricity/ grid supplies	Damage by natural forces	Other	Total
Carrying amount 01.01.									
thereof > 1 year	0.7	8.3	0.0	10.0	0.0	0.0	0.0	2.9	21.9
thereof < 1 year	0.6	0.0	20.8	23.6	10.0	19.1	0.0	31.6	105.7
Total	1.3	8.3	20.8	33.6	10.0	19.1	0.0	34.5	127.6
Changes in companies consolidated	0.0	0.0	-0.3	4.5	0.0	-6.8	0.0	2.5	-0.1
Total 01.01.	**1.3**	**8.3**	**20.5**	**38.1**	**10.0**	**12.2**	**0.0**	**37.0**	**127.5**
New provisions	3.4	0.0	14.1	20.8	1.3	17.2	5.0	16.8	78.6
Additions from interest accrued	0.0	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.6
Repostings	3.0	0.0	0.0	-3.9	0.0	0.0	0.0	-1.7	-2.6
Appropriation	-0.3	0.0	-12.4	-21.7	-2.4	-4.1	0.0	-20.5	-61.4
Reversal	-1.0	0.0	-0.1	-1.8	-6.3	-4.6	0.0	0.0	-13.8
Carrying amount 31.12.	**6.4**	**8.9**	**22.1**	**31.5**	**2.6**	**20.7**	**5.0**	**31.7**	**129.0**
thereof > 1 year	0.6	8.9	0.0	0.5	0.0	0.0	0.5	0.3	10.8
thereof < 1 year	5.8	0.0	22.1	31.1	2.6	20.7	4.5	31.4	118.2

The provision for outstanding receipts for investments contains investments not yet invoiced as of Dec. 31, 2002.

Other provisions include a provision for controversial trade payables (because of the amount) in the amount of € 21.8 million. In addition, this item includes a provision for interest on a prepayment received from the sale of long-term investments in the amount of € 3.9 million.

Provisions for taxes (current taxes)		€ million
	2002	2001
Corporate tax	7.7	11.2
Corporate tax for previous periods	0.0	11.9
Net-worth tax	0.6	0.6
Other taxes	1.5	0.9
Provisions for taxes (Deferred taxes)	9.7	**24.6**

The provisions for taxes are all considered short-term.

27 Contributions to building costs

Under this item, building-cost contributions made especially by provincial companies to Verbund, which are non-repayable, are carried as liabilities in the amount of € 461.7 million (previous year: € 502.9 million). These allow for electricity-purchase rights and user rights with respect to power plants and other facilities of Verbund for the duration of their useful life. The building-cost contributions are reversed on a pro-rata temporis basis upon depreciation of the facilities concerned. In the wake of the restructuring transactions, building-cost contributions dropped by € 23.7 million.

28 Deferred income and assets – cross border leasing

Deferred assets and income includes cash inflows from cross border leasing transactions in the total amount of € 280.4 million (previous year: € 283.2 million). The portion that was reversed in the fiscal year as other operating income amounted to € 5.8 million.

29 Other long-term liabilities and prepayments received

Other long-term liabilities consist of:

€ million		
	2002	2001
Fair value of financial instruments	71.4	55.6
Prepayments received	6.9	159.3
Liabilities from water rights	2.2	0.0
Accounts payable - trade	0.8	2.8
Rent and lease prepayments	0.0	0.3
Other long-term liabilities and prepayments received	81.3	**218.0**

The reduction in prepayments received was due to a restructuring of other long-term liabilities to other short-term liabilities.

30 Other short-term liabilities

€ million	2002	2001
Prepayments received	153.5	14.2
Liabilities to revenue authorities	23.0	24.7
Payables to		
non-consolidated affiliated companies	6.0	7.1
companies in which participating interests are held	4.5	2.1
Social security (and other social-security institutions)	4.0	4.0
Deferred income and assets	3.8	5.4
Other	9.7	19.0
Other short-term liabilities	**204.5**	**76.5**

The increase in prepayments received was caused, essentially, by a restructuring of other long-term liabilities to other short-term liabilities due to maturity in 2003.

The decline in other short-term liabilities was due to the reversal of a liability for interest in connection with the acquisition of a shareholding.

IV. Other disclosures

Notes to the consolidated cash flow statement

The cash flows of the reporting period are listed in a separate breakdown. The composition of the cash balance and cash in banks (liquid funds) is explained in appendix note (19).

31 Operating cash flow

The cash flow from operating activities is calculated using the indirect method; it amounts to € 315.1 million (previous year: € 279.8 million).

The increase in operating cash flow was mainly due to the rise in annual results.

The write-ups of long-term investments and the write-downs of long-term investments as well as short-term securities are due to effective-date valuations.

The result from the disposal of investments includes results from the disposal of long-term assets and results from the disposal of short-term assets.

Changes in inventories mainly affected the build-up of coal inventories.

The changes in valuation-related foreign-currency fluctuations resulted, on balance, from exchange-rate losses from the development of CHF and exchange-rate gains regarding JPY.

The change in provisions is particularly due to the appropriate use and reversal of provisions for impending losses, for early retirement, for taxes and for maintenance and administrative expenses. This is offset by additions to provisions for outstanding electricity sales and the creation of provisions for damage caused by natural forces.

Cash flow per share amounts to € 10.2 (previous year: € 9.1). The ratio of the cash flow from operating activities and group sales amounted to 15.2 %.

32 Cash flow from investment activities

The cash outflow from investment activities for plant, property and equipment and intangible assets amounted to € 47.6 million. This outflow concerns primarily the improvement of the electrical installations of substations, the construction of a 110 kV line as well as investments in connection with the power descent of Kaprun and the energy control center in Carinthia. Long-term investments consist mainly of the acquisition of interests in STEWEAG-STEG GmbH and other interests and long-term securities. The disposals of intangible assets and plant, property and equipment include, primarily, revenue from the sale of an administrative building in Klagenfurt and of the 110 kV grid in Styria. The disposals of long-term investments result primarily from the sale of long-term securities as well as the disposal of loans.

The sale of short-term fixed-interest securities resulted in an inflow of funds of € 87.6 million.

Overall, with respect to investment activities, there was, on balance, a cash outflow of € 19.4 million.

33 Cash flow from financing activities

In financing activities, there was a total cash outflow of € 308.2 million. This outflow was mainly due to changes in short-term borrowings.

The recorded repayments were scheduled and non-scheduled repayments. Capital contributions by third parties, in the amount of € 152.7 million, were for the capital increase of VERBUND-Austrian Hydro Power AG.

In 2002, dividends were paid out in the amount of € 39.5 million.

34 Changes to cash and cash items due to changes in the consolidation range

receivables, cash in banks, public and and non-public financial liabilities and trade payables.

€ million	2002
Money-market lendings to subdivisions included for the first time in the consolidation range	-144.6
Disposal of cash items due to deconsolidation	-2.1
Additions to cash and cash items due to companies and subdivisions included for the first time in the consolidation range	0.2
Changes in cash and cash items due to changes in the consolidation range	-146.5

Financial instruments

The existing group's primary financial instruments consist of, primarily, long-term investments such as securities, loans and participating interests, trade

The derivative financial instruments regarding financial activities can be broken down as follows and are recorded in the following balance-sheet items:

€ thousand	31.12.2002		31.12.2001
	Notional amount	Market value	Market value
Other receivables:			
Interest-rate swap cross border leasing (fixed-rate receiver)	USD 213.2 million	74,134	35,070
Currency forward transaction cross border leasing[1]	USD 47.5 million	0	921
Interest-rate swap (fixed-rate receiver)	JPY 9,000.0 million	6,548	10,259
Other liabilities:			
Cross Currency Swap	DEM 250.0 million	20,537	17,457
Cross-currency interest-rate swap	CHF 250.0 million	38,806	33,786
Interest-rate swap (fixed-rate payer)	DEM 199.8 million	3,967	3,379
Currency forward transaction cross border leasing[1]	USD 50.1 million	8,098	0

1) Identical transaction, which changed from a positive market value in 2001 to a negative market value in 2002.

The derivative transactions listed are used, with the exception of the cross-currency swap and the cross-currency interest-rate swap, exclusively for hedging against existing foreign-currency and interest-rate risks. The value fluctuations of these hedging transactions are offset by the value fluctuations of hedged transactions; the transactions comply with the requirements of "hedge accounting" under IAS 39.

The value changes of the cross-currency swap as well as the cross-currency interest-rate swap are recorded in the income statement.

The notional amount comprises the reference basis of those derivative instruments that are open at the balance sheet date. The actual cash flows are merely a fraction of these values.

Credit risk. The amounts stated on the asset side also represent the maximum credit risk and risk of default. As part of the groupwide risk management system, the counterparty credit risk in electricity trade and in financial activities is assessed and monitored in a uniform manner across the group. Transactions, apart from minor amounts, are entered into only with customers with a sufficient credit rating either following an internal credit check or on the basis of an external investment grade rating of an international rating agency (Moody's, Standard & Poor's). For this purpose, each counterparty is assigned an individual limit, which will be monitored across the group. If the credit assessment or rating does not meet the requirements, transactions will be entered into only on the basis of a sufficient security (e.g., prepayments, bank guarantees, letters of comfort). Thanks to netting agreements concluded, this risk can be further reduced.

Interest-rate risk. Verbund considers fluctuations in interest rates a substantial cash flow risk. Under the rules of risk management, only a maximum of 25 % of the financial obligations may be subject to a floating rate. As of December 31, 2002, the share of financial obligations where Verbund has a corresponding interest-rate risk was approx. 12.7 %.

For a detailed description of the financial obligations including fair values, refer to the appendix of tables. The average remaining maturity of the overall portfolio excluding money-market positions amounts to 4.2 years. Providing corresponding statements for the cross border leasing portion are of little use, because of asset positions of equal value or the hedging transactions concluded.

With respect to variable loans, there is an interest-rate swap for hedging of future variable payment flows (variable to fixed-rate). This derivative instrument was classified as "cash flow hedge" and stated, in a manner reducing shareholders' equity, at market value. At the balance-sheet date, the negative market value of this interest-rate swap amounted to € 4.0 million (previous year: € 3.4 million).

There are additional interest-rate swaps in connection with the pre financing of building-cost contributions on the account of the Republic of Austria as well as in connection with cross border leasing transactions. These interest-rate swaps are classified as "fair value hedges". The market value of these derivative transactions forms, together with related securities, loans and receivables, a micro-valuation unit in each case, which corresponds exactly to the recorded fair value of the financial obligation. All entries were thus not affecting the income statement and increased both the total assets and liabilities.

Exchange risk. There is no exchange risk on the asset side, because supplies are almost exclusively invoiced in euro. The same is essentially true of the other primary financial instruments.

Since the assets (long-term investments, loans) and liabilities in connection with cross border leasing transactions are exclusively quoted in USD and since corresponding hedging transactions have been concluded, there is no exchange risk.

The situation on the liabilities side is different. Financing in a foreign currency is of considerable importance to Verbund due to the positive interest differential compared to financing in euro. In this context, the option to hedge against exchange risk is not exercised, or only rarely. In the past few years, this strategy, while taking into consideration unfavorable rate developments, resulted in considerable interest advantages and significantly improved actual costs compared to conventional € financing.

Under the rules of risk management within Verbund, the foreign-currency share of financial obligations (excl. cross border leasing transactions) must not exceed the maximum values defined for each foreign-currency portion.

As of December 31, 2002, the exchange risk related to all financial obligations, excluding the financial obligations regarding the Republic of Austria in connection with the pre financing of building-cost contributions and excluding interest accruals, can be represented as follows:

Sensitivity analysis. In fixing the terms and conditions for financial obligations, special attention is given to the minimum requirement of a 75 % portion of fixed-rate liabilities as mentioned above. By using hedging instruments, an attempt is made to reduce the effects on earnings of short-term fluctuations in the market price. Sustained negative changes in the market price, however, may have long-term negative effects on earnings.

An increase in the interest rate by one percentage point would result in a reduction of the result by € 2.9 million p.a. for the existing credit portfolio on the balance sheet date. The calculation has taken the existing interest-rate swaps into account.

If CHF and JPY were to change by 1 % each vis-à-vis €, the result would decrease by € 10.2 million. The calculation has taken existing currency forwards into account.

Fair values. The fair values of financial obligations can be seen in the corresponding table in the appendix. The fair value of derivative financial instruments can be seen in the table contained under "Financial instruments". The fair value of other primary financial instruments is essentially equivalent to the carrying amount, given the daily or short-term maturities.

Liability			**Total**
Foreign currency million	CHF 983.1	JPY 15,000.0	
€ million	€ 696.7	€ 120.6	817.3

Risk management

Key points in cross-company risk management (URM). In addition to expanding risk management to all corporate divisions of the group, centralized risk management deals with the following aspects: financial activities, electricity trade and informatics.

Centralized risk management supports, together with the specific risk management committees, the Managing Board in those areas in fundamental risk-policy decisions. Essential elements include principles of risk management, the definition of limits for selected risks, the introduction of procedures for monitoring risk and raising employees' awareness of risk.

Risk management in financial activities. In its operating activities, Verbund is exposed to financial risk (e.g., interest-rate risks, foreign-currency risks, price risks from securities, risks resulting from changes to credit ratings). Group guidelines have been set out on how to deal with financial risk in financial activities. In addition, there are position limits regarding the locking in of the interest rate, the spreading of foreign currencies and the duration of financial obligations. A special risk management committee for finance has been set up to implement the guidelines (RMC-F).

In quarterly reports, "risk management finance" is described with all the various financial risks, as well as organizational risk-management measures, forecasts issued by investment banks and an outlook of intended measures. If limits are exceeded, an immediate report will be issued (outside the regular quarterly reports) with regard to the reason for exceeding such limit, the future development and any such risk-management strategies as may be implemented.

As a result of the special counterparty credit risk guidelines within Verbund, existing and potential counterparties in financial transactions are regularly subjected to credit-rating assessments. Thanks to having appropriate limit definitions, it was possible to reduce credit risk significantly.

Risk management in the electricity business. In its operating activities, Verbund is exposed to risk stemming from the electricity business (e.g., water-supply risk, price risk relating to purchased electricity, counterparty credit risk, etc.). Procedures for dealing with risks related to the electricity business have been set out in a rulebook and a group guideline for counterparties.

For operating purposes and for implementing the guidelines, a special risk management committee for electricity has been set up (RMC-S). The responsibility for actively monitoring risks related to the electricity trade also includes the decision on which risks can be accepted and managed and on creating an appropriate structure to keep such risk within a permissible limit. For the purposes of support and independent monitoring with respect to risk management processes, an independent risk monitoring system has been installed.

The measures taken in risk management, the current utilization of the various limits (VaR, stress test, exposure, asset, etc.) and an outlook of measures to be taken are explained in detail in quarterly reports on risk management. In this area, too, in the event that limits are exceeded, an immediate report will be issued (outside the regular quarterly reports) with respect to the reason why such limit was exceeded, the future development and any such risk-management strategies as may be taken.

The counterparty credit risk in the electricity business is assessed and monitored in a uniform manner across the group. On principle, transactions are entered into only with customers with a sufficient credit rating following an internal credit check. For this purpose, each counterparty is assigned an individual limit, which is monitored continuously.

Risk management in informatics. Informatics is a crucial factor of production and success within Verbund. For the purposes of counteracting the various risks affecting informatics, a separate "IT strategy group" was set up in 2002, as was a special risk management committee for IT (RMC-IT), to create the necessary framework organization. The IT strategy group defined appropriate emergency measures, the implementation of which, across the group, has been given priority. The emergency measures thus defined refer, in particular, to safety measures for the server rooms, IT disaster prevention and emergency plans as well as different spatial concepts.

Another important task of the RMC-IT is the implementation of findings from a comprehensive IT safety analysis carried out by Verbund and of required IT safety measures developed therefrom. This also ensures the preparation of a separate IT audit. In 2002, employees were further sensitized to the issue of IT safety through an awareness program for employees in safety-sensitive areas - even including IT end users.

Other obligations and risks

With respect to joint and several guarantees for bonds and credit of non-consolidated affiliated companies and companies in which participating interests are held as well as with respect to guarantees, there are liabilities (as of December 31, 2002) in the amount of € 51.5 million (previous year: € 49.4 million).

On the balance-sheet date, there were obligations from rent and lease agreements in the amount of € 44.7 million (previous year: € 45.7 million), of which € 9.7 million (previous year: € 9.5 million) will come due within a year and € 44.7 million (previous year: € 45.7 million) within the next five years. The total amount of obligations is subject to indefinite contractual periods; therefore, an exact amount cannot be calculated. As of December 31, 2002, there was a purchase commitment of € 1.9 million (previous year: € 2.3 million) for the reconstruction of plant, property and equipment and intangible assets, of which € 1.9 million will come due within a year.

In addition, there is an obligation for additions to shareholders' equity and shareholder loans in the amount of € 6.3 million, of which € 0.8 million will come due within a year and € 6.3 million within five years.

Under an electricity-supply agreement dating back to 1993, "Elektrim" Towarzystwo Handlowe – Spolka Akcyjna and Polskie Sieci Elektroenergetyczne S.A. (PSE), Warsaw, will import up to 1,600 GWh a year. The agreement can be terminated no sooner than 2004.

An electricity-supply agreement between Verbundgesellschaft and E.ON Energie AG, Munich, concluded on May 23, 1990, provided for mutual electricity supplies between October 1, 1995, and March 31, 2002, with 437 GWh to be supplied each year between October 10 and March 31. For economic reasons, this agreement was postponed for five years. In the fiscal year 2000, the agreement was modified in such manner as to allow for the purchase commitment to be reduced gradually by setting it off against the volume of energy supplies.

In addition, there is a coal-supply agreement with GKB-Bergbau GmbH for the purchase of 1 million tons of brown coal per year. The contractual price for this purchase commitment is above market price. As of Dec. 31, 2002, there were provisions for impending losses from this agreement in the amount of € 24.7 million.

Another agreement with Weglokoks, Katowice, provides for the annual purchase of up to 400,000 tons of hard coal until 2003. The supplies are made on customary terms and conditions. In addition, there are other purchase agreements customary for usual business activities, which comprise, in particular, supplies of primary energy sources and electricity.

With respect to the construction of power plants and lines - typical of the energy sector - continuous compensation payments are made to property owners for any economic disadvantages. The present value of these commitments, however, is, on the whole, not essential to Verbund.

At the balance-sheet date, 690 employees (previous year: 643) were given a "letter of loyalty", which grants them a higher degree of dismissal protection. To qualify, an employee must have worked for Verbund for twenty years and be at least 45 years old.

were allocated to Verbundplan GmbH, the engineering and consulting firm of Verbund, for the purposes of different engineering and consulting tasks. These temporary transfers are made at standardized rates, depending on the qualifications of the employees and comparative market rates.

In addition, a total of 42 (previous year: 46) transfers were made to other companies of Verbund during the year.

	2002	2001	Change
Salaried employees	2,652	2,931	-279
Waged workers	83	0	83
Apprentices	92	122	-30
No./employees (Average)	2,827	3,053	-226

Number of employees (Average)
Changes in companies consolidated resulted, on balance, in an increase in staff by 34 (additions: 423, disposals: 389).

Part-time workers have been considered on a prorated basis in terms of working hours.

Relations to affiliated companies and persons

Relations to Verbund companies

Provision of personnel. Business transactions between Verbund companies are essentially conducted in accordance with market conditions.

On average, 122 employees (previous year: 147)

Pricing of services. VERBUND Management Service GmbH renders services in the areas of information technology, procurement, accounting, payroll accounting, legal services and property management as well as administrative services to the companies of the Verbund group.

Details on Board Members

Details on the Board Members of the Verbund group (Managing Board and Supervisory Board) can be found in the section preceding the management report.

The remuneration of the three members of the Managing Board in the fiscal year 2002 was as follows:

	Dipl.-Ing. Hans Haider	Dr. Michael Pistauer	Dr. Johann Sereinig
Fixed emoluments	403,390.8	391,918.6	391,918.6
Variable emoluments	94,285.8	91,912.2	91,912.2

The remuneration of the four members of the Managing Board amounted to € 1,965,055.6 in the previous year. Group board members have not received any loans or advances.

Seven former members of the Managing Board or their survivors received € 943,761.2 (previous year: € 943,727.7).

In the year under review, the remunerations for the members of the Supervisory Board amounted to € 146,279.7 (previous year: € 168,344.6).

V. Additional notes to the consolidated financial statements regarding Austrian Accounting Principles

The consolidated financial statements as of December 31, 2002, were compiled in compliance with IAS/IFRS. These statements are exempting consolidated financial statements under s. 245a of the Austrian Commercial Code (HGB) and comply with the directives of the European Union regarding group accounting (Directive 83/349/EEC). The accounting, valuation and consolidation methods deviating from Austrian law are explained below.

Main differences between Austrian financial reporting and International Accounting Standards

Fundamental differences. Austrian financial reporting and International Financial Reporting Standards are based on fundamentally different principles. While the Austrian Commercial Code (HGB) focuses on the principle of prudence and the protection of creditors, IAS/IFRS standards primarily focus on supplying shareholders with relevant information. For this reason, the comparability of financial statements - both those from different years and different companies - is given greater priority under IAS/IFRS than under the Austrian Commercial Code.

Deferred taxes. Under IAS/IFRS, deferred tax assets and liabilities resulting from the temporary differences between tax bases and valuations in the IAS/IFRS balance sheet must be recognized at the prevailing tax rate. Deferred tax assets from tax loss carryforwards must be capitalized depending on their probability of being realized. Under Austrian rules, there is an option to recognize deferred tax assets; the recognition of deferred tax assets from tax loss carryforwards is not regulated explicitly under the Austrian Commercial Code, but, according to prevailing opinion, this practice tends to be rejected.

Other provisions. Under IAS/IFRS, provisions must be created for obligations to third parties when it is likely (i.e., more likely than not) that the obligations will have to be settled and when the provision can be calculated reliably. By contrast, the creation of provisions under the Austrian Commercial Code is based on the principle of prudence, which will result in the creation of a provision even in the event of a lower probability.

Foreign-currency valuation. Under IAS/IFRS, foreign-currency liabilities are valuated using the rate prevailing on the reporting date, excluding historical cost. As a result, unlike Austrian accounting rules, IAS/IFRS requires that both unrealized losses and unrealized profits be recognized.

Operating leasing/financial leasing. The IAS/IFRS rules used to distinguish between operating leasing (investment risk borne by the lessor) and financial leasing (investment risk borne by the lessee) are much more based on economic facts (unlike the Austrian Commercial Code), i.e., on the manner in which the risks and opportunities are distributed with respect to ownership of the leased asset.

Recognition and valuation of financial instruments. Upon recognition, liabilities are stated in the amount of the actual inflow under IAS/IFRS rules. Premiums, discounts or other differences between the amount received and the repayment amount are stated directly under the liability in question and distributed across the financing term. In contrast to this, under HGB discounts can be carried as assets and premiums as liabilities; they are then reversed in a pro-rated fashion over their terms to maturity.

Long-term securities are recognized at fair value under IAS/IFRS rules, and all changes in value are stated as income or expense. Under HGB, they are valuated at acquisition cost or at the lower appropriate value in case of a non-temporary decrease in value.

Derivative financial instruments, pursuant to IAS/IFRS, are stated at acquisition cost upon conclusion of the contract and stated at fair value in the following periods. Unrealized valuation gains or losses from derivative financial instruments that are concluded for hedging purposes are recognized, depending on the type of the hedged underlying transaction, either directly under shareholders' equity or as income or expense. Valuation differences from other derivative transactions are always recognized as income or expense under IAS/IFRS. Under HGB, derivative financial instruments are stated at the rate prevailing on the reporting date. Impending losses are only recognized in the income statement (without any exceptions). Unrealized profits are not recognized.

Vienna, on January 24, 2003
The Managing Board

Dipl.-Ing. Hans Haider m.p.	Dr. Michael Pistauer m.p.	Dr. Johann Sereinig m.p.
(Chairman of the Managing Board)	(Member of the Managing Board)	(Member of the Managing Board)

Financial obligations

€ million	Maturity until	Total amount issued	Liability 31.12.2002
1. Bonds			
Euro-currencies	2017	1,118.3	1,113.5
Other currencies (CHF, JPY)	2015	891.9	964.6
Total bonds		2,010.2	2,078.1
of which at a fixed interest rate	2017	1,868.1	1,934.1
variable interest rate	2009	142.1	144.0
2. Payables to credit institutions			
Euro-currencies	2020	357.6	355.8
Other currencies (CHF, JPY)			
Total payables to credit institutions		**357.6**	**355.8**
of which at a fixed interest rate	2016	127.8	124.9
variable interest rate	2020	229.8	230.9
3. Financial obligations to others			
Euro-currencies	2029	59.9	59.1
Other currencies (CHF,JPY)	2009	70.2	77.0
3a. Total financial obligations to others excluding cross border leasing		**130.1**	**136.1**
of which at a fixed interest rate	2029	53.5	59.1
variable interest rate	2004	76.6	77.0
3b. Cross border leasing			1,159.6
Total financial obligations to others			1,295.7
Total financial obligations excluding cross border leasing		2,497.9	2,570.1
Total financial obligations including cross border leasing			3,729.7

Remaining maturity			Weighted nominal	Effective	Fair value
up to 1 year	1 to 5 years	more than 5 years	interest rate	interest rate	31.12.2002
502.8	185.8	425.0	5.23 %	5.43 %	1,131.5
89.4	656.8	218.4	3.86 %	5.09 %	1,047.5
592.2	**842.5**	**643.4**	**4.57 %**	**5.27 %**	**2,179.0**
590.6	736.3	607.1	4.64 %	5.36 %	2,034.6
1.5	106.2	36.3	3.68 %	3.95 %	144.4
41.4	173.2	141.2	3.97 %	4.32 %	362.3
41.4	**173.2**	**141.2**	**3.97 %**	**4.32 %**	**362.3**
2.7	107.5	14.7	5.47 %	5.66 %	131.3
38.8	65.7	126.4	3.11 %	3.55 %	231.0
17.6	2.3	39.2	3.03 %	3.03 %	59.2
0.6	36.2	40.2	1.02 %	2.87 %	78.0
18.2	**38.5**	**79.4**	**1.89 %**	**2.94 %**	**137.2**
0.3	0.1	58.7	1.32 %	3.34 %	59.2
17.9	38.4	20.7	2.33 %	2.63 %	78.0
4.0	**23.7**	**1,131.9**	[1]	[1]	[1]
22.2	**62.2**	**1,211.3**	[1]	[1]	[1]
651.8	1,054.2	864.0	4.38 %	5.05 %	2,678.5
655.8	**1,077.9**	**1,995.9**	[1]	[1]	[1]

1) These figures correspond to asset items in the same amount.

Group companies of Verbundgesellschaft 2002

Company	Domicile	Type of consolidation[*]	Interest total %[1]	Interest indirect %	Interest indirect held by
Electricity					
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)	Vienna	FC			
VERBUND-Austrian Power Grid AG (APG)	Vienna	FC	100	100	Verbundges.
Verbund Italia S.p.A.	Milan	FC	100	100	Verbundges.
VERBUND-Austrian Power Trading AG	Vienna	FC	100	100	Verbundges.
VERBUND-Austrian Hydro Power AG (AHP)	Vienna	FC	80.34	80.34	Verbundges.
VERBUND-Austrian Power Vertriebs GmbH (APC)	Vienna	FC	75	75	Verbundges.
VERBUND-Austrian Thermal Power GmbH.	Graz	FC	59.49	59.49	Verbundges.
VERBUND- Austrian Thermal Power GmbH & Co KG	Graz	FC	55.65	55.65	Verbundges.
Österreichisch-Bayerische Kraftwerke Aktiengesellschaft	Simbach	EQ	50	50	Verbundges.
Donaukraftwerk Jochenstein Aktiengesellschaft	Passau	EQ	50	50	Verbundges.
Ennskraftwerke Aktiengesellschaft	Steyr	EQ	50	50	Verbundges.
Grenzkraftwerke Gesellschaft mit beschränkter Haftung	Simbach	EQ	50	50	AHP
KELAG-Kärntner Elektrizitäts-Aktiengesellschaft	Klagenfurt	EQ	35.12	35.12	Verbundges.
STEWEAG-STEG GmbH	Graz	EQ	34.57	34.57	Verbundges.
ENERGIA Holding S.p.A.	Milan	EQ	26.6	26.6	Verbund Italia
VERBUND-110 kV Grid GmbH	Vienna	NC	100	100	Verbundges.
APT - Austrian Power Trading Deutschland GmbH	Munich	NC	100	100	Verbundges.
APT Austrian Power Trading Polska SP. z o.o.	Warsaw	NC	100	100	Verbundges.
APT Power Trading SL d.o.o	Ljubljana	NC	100	100	Verbundges.
Thermal Power Styria GmbH	Graz	NC	66	66	Verbundges.
Energie Austria GmbH	Vienna	NC	52.8	52.8	Verbundges.
Gemeinschaftskraftwerk Tullnerfeld Gesellschaft m.b.H.	Zwentendorf	NC	52.5	52.5	Verbundges.
Osttiroler Kraftwerke Gesellschaft m.b.H.	Innsbruck	NC	51	51	Verbundges.
RWA Wasserkraft GmbH & Co KG	Vienna	NC	50	50	APC
Studiengesellschaft Westtirol Gesellschaft m.b.H.	Innsbruck	NC	50	50	Verbundges.
Gemeinschaftskraftwerk Stein Gesellschaft m.b.H.	Sankt Pantaleon -Erla	NC	50	50	VBG
RWA Wasserkraft GmbH	Vienna	NC	50	50	APC
EZH-Energiezentrale Heiligenkreuz Ges.m.b.H.	Eisenstadt	NC	50	50	VBG
Sava d.o.o.	Medvode	NC	35	35	Verbundges.
APCS Power Clearing and Settlement AG	Vienna	NC	24.5	24.5	APG
MyElectric Energievertriebs- und -dienstleistungs GmbH	Salzburg	NC	20	20	APC

1) Interest calculated by adding up individual interests
2) External sales are sales with non-consolidated affiliated companies, companies in which participating interests are held and non-group companies
3) IAS figures
4) The company was founded in 2002

Nominal/ share capital in thousand of f/x unit	Currency**	Fiscal year	Sales revenue		Shareholders' equity in thousand €	Net profit/loss in thousand €	Annual commercial no. of employees (average)
			External sales in thousand €[2]	Total sales in thousand €			
223,978	€	2002[3]	1,745,596	1,823,745	924,647	126,834	117
70,000	€	2002[3]	265,428	308,196	204,188	71,135	511
13,234	€	2001	0	0	33,935	-194	-
70	€	2002[3]	201	15,844	846	2,081	83
138,582	€	2002[3]	11,545	505,588	591,785	20,754	1,527
1,067	€	200[3]2	0	8,358	637	589	47
40	€	2002[3]	0	1,781	1,065	631	1
108	€	2002[3]	41,561	153,020	88,376	-43,945	541
40,903	€	2001	16,914	34,490	50,134	2,045	-
10,226	€	2001	5,118	11,607	11,801	258	-
3,400	€	2001	13,383	39,373	11,915	199	208
50	€	2001	7,975	15,950	127	77	226
58,160	€	2001[5]	357,750	365,363	165,510	11,501	1,408
40,000	€	2001[6]	-	-	-	-	-
20,100	€	2001/2002	0	0	130,265	5,042	-
44	€	2001	0	0	6	-1	0
26	€	2001	1,480	1,480	179	59	8
290	PLN	2001	TPLN 5,673	TPLN 5,673	TPLN 305	9	4
5,500	SIT	2001	SIT 35,938	SIT 35,938	SIT 8,903	SIT 3,291	1
35	€	2001[3]	415	415	246	211	0
70	€	2001	0	0	64	-3	-
21,802	€	2001	0	0	-485,134	-2,422	-
218	€	2001	0	0	-245	-299	-
1,500	€	2001	200	200	470	-1,030	9
363	€	2001	0	0	397	0	-
49	€	2001	31	31	129	-15	-
40	€	[4]	-	-	-	-	-
36	€	2001	2,422	2,422	541	110	-
5,000	SIT	2001	0	0	TSIT 5,823	TSIT 46	-
2,200	€	2001	1,534	1,534	2,830	-297	2
40	€	2001/2002	4,171	4,563	180	-3,395	15

All values, other than IAS data, are indicated pursuant to national commercial law.

* FC = full consolidation, EQ = valuation at equity, NC = non-consolidated

** CZK = Czech crown, € = Euro, PLN = Polish zloty, SIT = Slovenian tolar, TRL = Turkish lira

Group companies of Verbundgesellschaft 2002

Company	Domicile	Type of consolidation[2]	Interest total %[1]	indirect %	held by
Environment					
VERBUND-Umwelttechnik GmbH	Klagenfurt	NC	100	100	VBG
Donaukraft-Wärme-Aschach-Gesellschaft m.b.H.	Aschach	NC	75	75	AHP
NOVUM Wassertechnik GmbH	Vienna	NC	50	50	VBG
Kärntner Restmüllverwertungs GmbH	Klagenfurt	NC	28.5	28.5	VBG
Abwasserbeseitigung Unteres Gailtal Errichtungs- und Betriebs-GmbH	Nötsch	NC	26	26	Verbundplan
Abwasserbeseitigung Kötschach-Mauthen Errichtungs- und Betriebsgesellschaft mbH	Kötschach-Mauthen	NC	26	26	Verbundplan
Arnoldstein Kanalisationserrichtungs- und Betriebsgesellschaft m.b.H.	Arnoldstein	NC	26	26	Verbundplan
Bad Bleiberg Kanalisationserrichtungs- und Betriebsgesellschaft m.b.H.	Bad Bleiberg	NC	26	26	Verbundplan
Engineering					
Verbundplan Prüf- und Meßtechnik GmbH	Salzburg	NC	97.25	97.25	Verbundplan
Aquartis AS	Brno	NC	95.19	52.08	VBG
				43.11	Verbundplan
Verbundplan GmbH	Vienna	NC	93.72	93.72	VBG
Verbundplan Birecik Baraji Isletme Ltd.Sti.	Birecik	NC	75	70	AHP
				5	Verbundplan
Tourism					
Tauern Touristik GmbH	Kaprun	NC	100	81.88	AHP
				18.12	VBG
Gletscherbahnen Kaprun Aktiengesellschaft	Kaprun	NC	45	45	Verbundges.
Telecommunications					
VERBUND-Telekom Service GmbH	Vienna	FC	100	100	Verbundges.
VERBUND-Telekom Beteiligungsverwaltung GmbH	Vienna	NC	100	100	Verbundges.

1) Interest calculated by adding up individual interests
2) External sales are sales with non-consolidated affiliated companies, companies in which participating interests are held and non-group companies
3) IAS figures
4) The company was founded in 2002
5) Consolidated financial statements according to HGB (Austrian Commercial Code)
6) At the time of preparation, no audited statements were available yet

Nominal/ share capital in thousand of f/x unit	Currency**)	Fiscal year	Sales revenue: External sales in thousand €[2)]	Sales revenue: Total sales in thousand €	Shareholders' equity in thousand €	Net profit/loss in thousand €	Annual commercial no. of employees (average)
218	EUR	2001	3,531	3,531	454	193	16
73	EUR	2001	598	598	-820	7	-
580	EUR	2001	14,202	14,202	1,315	360	45
44	EUR	2001	0	0	819	-173	-
36	EUR	2001	485	485	-294	0	1
36	EUR	2001	552	552	-803	0	1
36	EUR	2001	1,147	1,147	-1,315	0	1
36	EUR	2001	717	717	-488	0	1
220	EUR	2001	2,267	2,578	303	368	14
36	CZK	2001	TCZK 156,652	TCZK 156,652	TCZK 51,179	TCZK 3,538	163
5,290	EUR	2001	37,582	42,972	3,366	-1,077	144
40,500,000	TRL	2001	TTRL 8,814,342,208	TTRL 8,814,342,208	TTRL 5,646,686,722	TTRL 5,446,743,868	114
3,125	EUR	2001	4,091	5,151	4,550	-325	100
4,500	EUR	2000/ 2001	16,253	16,253	30,027	-2,943	199
363	EUR	2002[3)]	4,275	21,398	2,826	4,002	-
36	EUR	2001	0	0	34	1	-

All values, other than IAS data, are indicated pursuant to national commercial law.
* FC = full consolidation, EQ = valuation at equity, NC = non-consolidated
** CZK = Czech crown, € = Euro, PLN = Polish zloty, SIT = Slovenian tolar, TRL = Turkish lira

Group companies of Verbundgesellschaft 2002

Company	Domicile	Type of consolidation[2]	Interest total %[1]	Interest indirect %	Interest indirect held by
Others					
VERBUND-Finanzierungsservice GmbH	Vienna	FC	100	100	VMSG
VERBUND Management Service GmbH (VMSG)	Vienna	FC	100	100	Verbundges.
VERBUND-BeteiligungsgmbH (VBG)	Vienna	NC	100	51.76	Verbundges.
				48.24	AHP
Drau Wohnbau Gemeinnützige Wohnungsgesellschaft mbH	Klagenfurt	NC	100	100	VBG
Lestin & Co. Tauch- und Bergungsunternehmen Gesellschaft m.b.H.	Passau	NC	100	100	Lestin/Vienna
ÖVG-Leasinggesellschaft m.b.H.	Vienna	NC	100	100	Verbundges.
Lestin & Co. Tauch-, Bergungs- und Sprengunternehmen Gesellschaft m.b.H.	Vienna	NC	77.35	77.35	VBG

1) Interest calculated by adding up individual interests
2) External sales are sales with non-consolidated affiliated companies, companies in which participating interests are held and non-group companies
3) IAS figures
4) The company was founded in 2002
5) Consolidated financial statements according to HGB (Austrian Commercial Code)
6) At the time of preparation, no audited statements were available yet

Nominal/ share capital in thousand of f/x unit	Currency**)	Fiscal year	Sales revenue External sales in thousand €[2]	Sales revenue Total sales in thousand €	Shareholders' equity in thousand €	Net profit/loss in thousand €	Annual commercial no. of employees (average)
218	EUR	2002[3]	0	148	218	126	-
40	EUR	2002[3]	3,823	43,767	175	117	-
1,817	EUR	2001	0	0	6,545	386	-
636	EUR	2001	789	789	5,890	84	1
77	EUR	2001	203	203	97	7	-
36	EUR	2001	0	1,226	3,053	366	-
145	EUR	2001	619	1,084	576	59	7

All values, other than IAS data, are indicated pursuant to national commercial law.
* FC = full consolidation, EQ = valuation at equity, NC = non-consolidated
** CZK = Czech crown, € = Euro, PLN = Polish zloty, SIT = Slovenian tolar, TRL = Turkish lira

Auditor's Report

We have audited the consolidated financial statements of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft and its subsidiaries ("VERBUND") for the fiscal year ended December 31, 2002, which were prepared in accordance with International Financial Reporting Standards. The responsibility for preparing the consolidated financial statements rests with the Managing Board. It is our task to assess the consolidated financial statements on the basis of our audit of the annual accounts.

Our audit was based on the International Standards on Auditing. Under these standards, the audit must be planned and carried out in such manner as to enable the auditors to prepare a reasonably confident assessment of the accuracy and veracity of the consolidated financial statements. The audit also included random examinations of the receipts for amounts and information contained in the consolidated financial statements. In addition, the audit included an assessment of the accounting principles applied and the essential estimates carried out by the company's management as well as an acknowledgement of the overall informative value of the consolidated financial statements. We are convinced that the audit forms a sufficient basis for our audit opinion.

In our assessment, the consolidated financial statements present, in all essential areas, a fair and true picture of the net worth and financial situation of the group as of December 31, 2002, as well as of the earnings and payment flows for the fiscal year that just ended; it is also our assessment that the consolidated financial statements comply with the International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board.

Under the Austrian Commercial Code, the group management report and compliance with statutory requirements regarding the exemption from the obligation to prepare consolidated financial statements under Austrian law must be examined.

We hereby certify that the statutory requirements for the exemption from the obligation to prepare consolidated financial statements and a group management report under Austrian commercial law have been met and that the group management report is in agreement with the consolidated financial statements.

Vienna, on January 24, 2003

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Dr. Robert Reiter
DDr. Hans Zöchling
Certified Public Accountants and Tax Consultants

Group financial statements of Verbundgesellschaft quarter 4/2002 pursuant to Intern. Financial Reporting Standards (IAS/IFRS)

Consolidated income statement quarter 4/2002

€ thousand			Change	
	4/2002	4/2001	Absolute	%
Sales revenue	571,461	530,683	40,778	7.7
Other operating income and changes in inventory	26,847	61,190	-34,343	-56.1
Expenses for electricity purchases, fuels and other purchased production services	-319,014	-329,663	10,649	-3.2
Payroll and related expenses	-57,430	-68,803	11,373	-16.5
Amortization of intangible assets and depreciation of property, plant and equipment	-48,345	-49,015	670	-1.4
Other operating expenses	-63,465	-51,778	-11,687	22.6
Operating result	110,054	92,614	17,440	18.8
Financial result	-26,468	-18,792	-7,676	40.8
Result from participating interests	-21,127	-8,737	-12,390	141.8
Result from long-term investment	2,208	949	1,259	132.7
Profit before tax	64,667	66,034	-1,367	-2.1
Taxes on income	-4,059	-30,753	26,694	-86.8
Profit after tax	60,608	35,281	25,327	71.8
Minority interests	-15,934	-4,544	-11,390	250.7
Group result	44,674	30,737	13,937	45.3

An overview of quarter 4/2002

Sales revenue. Sales revenue in quarter 4/2002 was up significantly by 7.7 %, to € 571.5 million. Electricity sales, specifically, increased by 15.0 % to € 487.8 million. This was mainly due to the above-average water supply in quarter 4/2002, which exceeded the long-term average by 52 %. The additional available electricity volumes were sold, over the short term, both domestically and abroad with high contribution margins.

The decline in grid sales by 20.5 % to € 69.0 million is primarily the result of the loss of grid sales attributable to the subsidiary Steiermärkische Elektrizitäts-Aktiengesellschaft (STEG), which was deconsolidated and integrated into STEWEAG-STEG GmbH as part of the Verbund/ESTAG cooperation.

Other sales revenue of STEG that is no longer applicable, the reduced number of planning services and the elimination of revenue included in the previous year from the sales of fuel were set off, in part, by additional revenue from district-heating of the thermal power plants of STEWEAG, which were integrated in 2002 - this has resulted in a decrease of 25.3 %, down to € 14.6 million.

Lower expenses for electricity purchases and fuel. Overall, expenses for electricity purchases and fuel were reduced by 3.2 % to € 319.0 million.

Expenses for electricity purchases were lowered by 8.8 % to € 280.8 million, because purchases from third markets had been pushed back considerably due to an extraordinary water supply in quarter 4/2002.

The integration of thermal power plants, as part of the Verbund/ESTAG partnership, however, resulted in an increase of fuel costs by 75.7 % to € 38.2 million.

Reduced payroll and related expenses. Staff reductions, carried on through quarter 4/2002, and the reduction in the provision for early-retirement expenses as compared to the same period last year, lowered personnel expenses significantly by 16.5 % to € 57.4 million. Both personnel expenses for active staff and expenses for severance payments and pensions were reduced.

Increase in other expenses. The operating and maintenance expenses for power plants taken over from STEWEAG and repairs and provisions in relation to flood damage resulted in an increase in other operating expenses by 22.6 % to € 63.5 million.

Operating result up significantly. The primarily positive effects already mentioned - extraordinary water supply and continued restructuring measures - brought about an improvement in the operating result of 18.8 %, lifting it to € 110.1 million, despite additional expenses for flood damage and the negative trends on the capital markets.

Finance result under pressure from stock-market trends. The dramatic decline on the stock markets at the end of the year caused an increase in the valuation-based provisions for both foreign-currency-denominated liabilities and securities used to cover social capital. Dividends in the amount of € 12.4 million, from deconsolidated STEG, were set off as part of at equity consolidation. At the time the consolidated financial statements were prepared, the annual financial statements of STEWEAG-STEG GmbH were not yet available; as a result, the pro-rated annual result will not be factored in until the following period.

Income tax expenses reduced. Using the favorable regulation regarding the tax provision for severance payments contained in the new law on employee severance payments has resulted, essentially, in a considerable reduction in income tax expenses, which have dropped, therefore, by 86.8 % to € 4.1 million.

Group result up significantly. The increase in the operating result and the reduction in income tax expenses were the reasons why the group result rose by 45.3 % to € 44.7 million, despite a weaker finance result due to negative capital-market trends.

Glossar

ATX	Austrian Traded Index; key index of the Vienna Stock Exchange
Capital Employed (CE)	Shareholders' equity plus interest-bearing liabilities less cash equivalents and long-term investments; the entire net interest-bearing capital
Cash flow	Balance of cash inflows and outflows; usually broken down into cash flows from operating activities, investment activities and financing activities
Cash flow per share	Operating cash flow in relation to weighted number of shares in circulation during the period under review
Currency forward	Currency transaction that is not settled upon concluding it, but at a later point in time; used, among other things, for hedging against exchange-rate risks
Deferred taxes	Differing values in the individual company's balance sheet according to Austrian Commercial Code (HGB) or IAS on the one side and the tax balance sheet on the other side as well as differing values resulting from consolidation measures result in temporary deferrals of tax credits/debits; such temporary differences entail deferred taxes
Defined-Benefit Obligation (DBO)	(Present value) of a performance-based obligation; is the attributable present value of expected future payments that are necessary in order to pay for obligations resulting from employees' services, for example, severance payments
EBIT	Earnings Before Interest and Taxes; operating result
EBIT margin	EBIT in relation to sales revenue; net operating margin
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization; operating result plus depreciation and amortization; often used as a simplifying substitute for the cashflow from operating activities
Earnings per share	Group result in relation to the weighted number of shares in circulation during the period under review
E-business	Electronic Business; term used for transactions that are processed and handled using electronic media such as the Internet, data networks, etc.
Equity method	Consolidation method applied to companies not fully consolidated, on whose business and financial policies considerable influence is exerted; for this purpose, the participating interest is valuated at the pro-rated shareholders' equity of the subsidiary; generally applied to interests of 20% to 50%
Equity-to-assets ratio	Shareholders' equity in relation to total assets; at Verbund, due to the characteristics of certain business events, total assets are adjusted for certain items that are closed on the assets and liabilities sides and that result in an increase in total assets and liabilities (e.g., cross border leasing transactions)
EVA	Economic Value Added; difference between the return of the company on the entire net interest-bearing capital and the total of capital cost; EVA = capital employed x (ROCE - WACC)

Free cash flow	Operating cash flow plus cash flow from investment activities; the free cash flow is available for payments relating to financing activities (e.g., dividend payouts and repayment of loans)
IAS	International Accounting Standard/International Financial Reporting Standard; the designation IAS was changed from IAS to IFRS in 2001, but all the IAS issued until then continue to be carried under the old designation
Interest cover	EBIT in relation to net interest expenses; shows how many times the company can pay interest from its financial obligations through its operating result
Interest rate swap	Agreement on the exchange of different cash flows arising from interest for a certain period of time; the cash flows are mostly subject to fixed and variable interest rates; used for hedging against changes in interest rates
MSCI	Morgan Stanley Capital Index; index of the investment bank Morgan Stanley
Net Gearing	Net interest-bearing debt in relation to shareholders' equity excluding minority interests; measure of company's indebtedness
Price-cash flow ratio	Share price in relation to the cash flow per share
Price-earnings ratio (P/E)	Share price in relation to the earnings per share; a measure for valuating a share on the capital market
Projected Unit Credit Method	Method used to calculate the present value of defined-benefit obligations (also see Defined Benefit Obligation); for example, for calculating severance payment obligations
Return on equity	Group result in relation to shareholders' equity excluding minority interests
Risk management	Systematic approach for identifying and assessing potential risks as well as for selecting and implementing appropriate measures to manage such risks
ROCE	Return on Capital Employed; EBIT in relation to the average capital employed during the period; yield (before taxes) of the net interest-bearing capital
SIC/IFRIC	Standing Interpretations Committee/International Financial Reporting Interpretations Committee; the designation was changed in 2001, in accordance with the change from IAS to IFRS (see above); the Committee is responsible for interpreting the application of existing IAS/IFRS and also publishes interpretations
WACC	Weighted Average Cost of Capital; weighted average capital cost that the company has to pay for its borrowings and shareholders' equity on the financial markets

Imprint

Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft), A-1010 Vienna, Am Hof 6a, phone: +431 531 13-0, fax: +431 531 13-54191, e-mail: info@verbund.at, www.verbund.at

Overall coordination and production: Power Agency Kommunikations- und Werbeagentur GmbH, Wipplingerstraße 32, A-1010 Vienna, phone: +431 533 13 50, fax: +431 533 13 50-85, www.poweragency.at, e-mail: office@poweragency.at, ISDN: +431 535 93 76

Translation: Werner Patels M.A./Dipl. Interpr.

Layout and graphics: Power Agency, Art Direction: Susanne Pölleritzer
Photos: Getty Images, Dieter Brasch
Printed by: Ueberreuter Print und Digimedia GmbH

Note: The original text of the annual report has been edited to enhance its readability (e.g. colors and layout). The original is available for inspection at the main office of the company.

Printed on chlorine-free paper.

Contact addresses and Verbund Information service: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft, A-1010 Vienna, Am Hof 6a, phone: +431 531 13-0, fax: +431 531 13-54191, e-mail: info@verbund.at, www.verbund.at

Investor Relations: Mag. Andreas Wollein, e-mail: investor@verbund.at